Form 10-K, Exhibit 13
period 1998-12-31
MILLENNIUM CHEMICALS INC
filed 1999-03-31
CIK 1018099

              "Exerpts from 1998 Annual Report to Shareholders"

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                         INDEX TO THE FINANCIAL REVIEW


                                       18
                     Selected and Quarterly Financial Data

                                       19
                              Segment Information

                                       20
Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

                                       29
                       Report of Independent Accountants

                                       30
                          Consolidated Balance Sheets

                                       31
                     Consolidated Statements of Operations

                                       32
                     Consolidated Statements of Cash Flows

                                       33
           Consolidated Statements of Changes in Shareholders' Equity

                                       34
                   Notes to Consolidated Financial Statements


                DISCLOSURE CONCERNING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in this annual report to shareholders, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements ("Cautionary Statements") include: the balance between industry production capacity and operating rates, on the one hand, and demand for the products of Millennium Chemicals Inc. (the "Company") and Equistar Chemicals, LP ("Equistar"), including titanium dioxide, ethylene and polyethylene, on the other hand; the economic trends in the United States and other countries which serve as the Company's and Equistar's marketplace; customer inventory levels; competitive pricing pressures; the cost and availability of the Company's feedstocks and other raw materials, including natural gas and ethylene; operating interruptions (including leaks, explosions, fires, mechanical failures, unscheduled downtime, transportation interruptions, spills, releases and other environmental risks); competitive technology positions; failure to achieve the Company's or Equistar's productivity improvement and cost-reduction targets or to complete construction projects on schedule; difficulties in addressing Year 2000 issues on a timely basis by the Company, Equistar, their suppliers or their customers; and other unforeseen circumstances.

Some of these Cautionary Statements are discussed in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations." All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such Cautionary Statements.

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                     SELECTED AND QUARTERLY FINANCIAL DATA
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

============================================================================================================================
SELECTED FINANCIAL DATA                                                                         Three Months   Fiscal Year
                                                                                                   Ended          Ended
                                                        Year Ended December 31                  December 31    September 30
                                             --------------------------------------------       -----------    ------------
                                             1998(1)     1997(2)     1996            1995           1994           1994
----------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales                                   $1,597      $3,048      $3,040          $3,156         $  723         $2,610
Operating income                               205         449         283(3)          787            177            268
Income from continuing operations              163         188          83(3)          296             68             34
Basic earnings per share from
 continuing operations                        2.17        2.52        0.44            --             --              --
Net income (loss)                              164         185      (2,701)(3)(4)      349             96             94
Dividends declared per share plus United
 Kingdom Advance Corporation Tax              0.60        0.60        --              --             --              --

BALANCE SHEET DATA (AT PERIOD END)
Total assets(5)                             $4,100      $4,326      $5,601          $9,678         $9,603         $9,268
Total liabilities                            2,507       2,862       4,283           4,877          4,745          4,630
Minority interest                               15        --          --              --             --             --
Shareholders' equity(5)                      1,578       1,464       1,318           4,801          4,858          4,638

OTHER DATA (WITH RESPECT TO
 CONTINUING OPERATIONS)
Depreciation and amortization               $  102      $  203      $  201          $  207         $   50         $  213
Capital expenditures                           215         152         285             247             23             89

(1) Includes six months of earnings of the Brazilian TiO2 business acquired on July 1, 1998, and twelve months of earnings of the French TiO2 business acquired on December 31, 1997.

(2) Includes 11 months of polyethylene, alcohol and related products businesses which were contributed to Equistar on December 1, 1997. Since December 1, 1997, the equity method is used to account for the Company's partnership interest.

(3) Includes the effects of non recurring charges of $75 ($48 after tax) to reduce the carrying value of certain facilities employed in the sulfate process manufacturing of TiO2 and to provide for the costs associated with the closure of certain of these facilities, as described in Note 5 to the Consolidated Financial Statements of the Company.

(4) Includes the effects of a non cash after tax charge of $3,206 relating to one of the Discontinued Businesses (as defined in Note 5 to the Consolidated Financial Statements of the Company) as a result of the Company's adoption of the long lived asset carrying value methodology prescribed by SFAS 121, as described in Note 5 to the Consolidated Financial Statements of the Company. The Discontinued Businesses were sold to Hanson on October 6, 1996.

(5) Includes net assets of the Discontinued Businesses: $3,772 at December 31, 1995; $3,757 at December 31, 1994; and, $3,757 at September 30, 1994.


============================================================================================================+
QUARTERLY FINANCIAL DATA                                     1st Qtr.     2nd Qtr.     3rd Qtr.     4th Qtr.
-------------------------------------------------------------------------------------------------------------
1998
Net sales                                                      $ 399        $ 408        $ 408        $ 382
Operating income                                                  58           66           58           23
Net income from continuing operations                             46           46           32           39
Net income                                                        50           43           32           39
Basic earnings per share from continuing operations            $0.61        $0.61        $0.43        $0.52
Basic earnings per share                                       $0.67        $0.57        $0.43        $0.52
Diluted earnings per share from continuing operations          $0.61        $0.62        $0.42        $0.52
Diluted earnings per share                                     $0.66        $0.57        $0.42        $0.52

1997
Net sales                                                      $ 794        $ 813        $ 816        $ 625
Operating income                                                  66          132          157           94
Net income from continuing operations                             17           85           70           16
Net income                                                        20           82           67           16
Basic earnings per share from continuing operations            $0.23        $1.14        $0.94        $0.21
Basic earnings per share                                       $0.27        $1.10        $0.90        $0.21
Diluted earnings per share from continuing operations          $0.23        $1.14        $0.94        $0.21
Diluted earnings per share                                     $0.27        $1.10        $0.90        $0.21

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                              SEGMENT INFORMATION
                             (DOLLARS IN MILLIONS)

==================================================================================================
                                                                  1998         1997         1996
--------------------------------------------------------------------------------------------------
NET SALES
Titanium dioxide and related products                            $1,203       $  843       $  868
Acetyls                                                             253          271          240
Specialty chemicals                                                 141          148          127
Polyethylene, alcohol and related products(1)                      --          1,786        1,805
                                                                 ------       ------       ------
 Total                                                           $1,597       $3,048       $3,040
                                                                 ======       ======       ======

OPERATING INCOME
Titanium dioxide and related products(2)                         $  136       $   60       $    7
Acetyls                                                              26           39           12
Specialty chemicals                                                  43           42           36
Polyethylene, alcohol and related products(1)                      --            308          228
                                                                 ------       ------       ------
 Total                                                           $  205       $  449       $  283
                                                                 ======       ======       ======

DEPRECIATION AND AMORTIZATION
Titanium dioxide and related products                            $   72       $   44       $   46
Acetyls                                                              25           28           24
Specialty chemicals                                                   5            6            4
Polyethylene, alcohol and related products(1)                       --           125          127
                                                                 ------       ------       ------
 Total                                                           $  102       $  203       $  201
                                                                 ======       ======       ======

CAPITAL EXPENDITURES
Titanium dioxide and related products                            $  154       $   77       $   81
Acetyls                                                              31           24           65
Specialty chemicals                                                  27           10           12
Polyethylene, alcohol and related products(1)                      --             41          127
Corporate                                                             3         --           --
                                                                 ------       ------       ------
 Total                                                           $  215       $  152       $  285
                                                                 ======       ======       ======

IDENTIFIABLE ASSETS
Titanium dioxide and related products                            $1,459       $1,093
Acetyls                                                             792          824
Specialty chemicals                                                 133          108
Corporate(3)                                                      1,716        2,301
                                                                 ------       ------
 Total                                                           $4,100       $4,326
                                                                 ======       ======

(1) The polyethylene, alcohol and related products businesses were contributed to Equistar on December 1, 1997. The Company's partnership interest in Equistar is accounted for using the equity method; accordingly, the Company's underlying interest in the operations of Equistar have been excluded in the segment disclosures above since December 1, 1997.

(2) 1996 includes non-recurring charges of $75 ($48 after tax) to reduce the carrying value of certain facilities employed in the sulfate-process manufacturing of TiO2 and to provide for the costs associated with the closure of certain of these facilities, as described in Note 5 to the Consolidated Financial Statements of the Company.

(3) Corporate assets consists primarily of cash and cash equivalents, equity investments and other assets.

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                  INTRODUCTION

     Millennium Chemicals Inc.'s (the "Company") principal operations are grouped into four business segments: titanium dioxide and related products; acetyls; specialty chemicals; and polyethylene, alcohol and related products. The Company's businesses comprising the polyethylene, alcohol and related products segment were contributed to Equistar Chemicals, LP ("Equistar"), a joint venture partnership formed by the Company and Lyondell Chemical Company ("Lyondell") on December 1, 1997, to own and operate the olefin and polymer businesses of the partners. Results of these businesses prior to the formation of Equistar are consolidated. On May 15, 1998, the Company's 43% interest in Equistar was reduced to 29.5% with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental Petroleum Corporation's ("Occidental") chemical subsidiary. The results of Equistar are accounted for using the equity method. See Note 2 to the Consolidated Financial Statements.

     The following information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto. In connection with the forward-looking statements that appear in the following information, the Cautionary Statements referred to in "Disclosure Concerning Forward-Looking Statements" should be reviewed carefully.


                         HISTORICAL CYCLICALITY OF THE
                              COMPANY'S OPERATIONS

     The markets for ethylene and polyethylene, in which the Company participates through its interest in Equistar, are highly cyclical, resulting in volatile profits over the business cycle. The global markets for titanium dioxide ("TiO2") and acetyls are also cyclical, although to a lesser degree. In contrast, the Company believes that, over a business cycle, the markets for specialty chemicals are generally more stable in terms of industry demand, selling prices and operating margins.

     Demand for ethylene and its derivatives has fluctuated from year to year. However, over the last ten years, demand for ethylene and its primary derivative, polyethylene, has increased an average of approximately 4% per year. The industry is particularly sensitive to capacity additions, and producers have historically experienced alternating periods of inadequate ethylene and/or polyethylene capacity, resulting in increased selling prices and operating margins, followed by periods of large capacity additions, resulting in declining capacity utilization rates, selling prices and operating margins. The cyclicality of petrochemicals' profitability is further influenced by fluctuations in the price of feedstocks for ethylene, which generally follow price trends for crude oil. Producers of ethylene for merchant supply to unaffiliated customers typically experience greater variations in profitability when industry supply and demand relationships are at extremes, in comparison to more integrated competitors. Equistar currently consumes or sells approximately 75% of its ethylene production in its or its partners' downstream derivative facilities, which has the effect of reducing volatility. It is not possible to predict accurately the effect that future changes in feedstock costs, market conditions and other factors will have on this segment's profitability.

     TiO2 is considered an intermediate, performance chemical, the demand for which is influenced by changes in the gross domestic product of various regions of the world. The worldwide TiO2 industry has experienced cyclical demand, supply and pricing, although to a lesser degree than the petrochemical industry. Demand for TiO2, which has fluctuated from year to year and varies among the regional marketplaces in the world, has increased an average of approximately 3% per year over the last five years. The industry is also sensitive to changes in its customers' marketplaces, which are primarily the paint and coatings, plastics and paper industries. In recent history, consolidations and negative business conditions within certain of those industries have put pressure on TiO2 prices as companies compete to keep volumes placed. Recently, the TiO2 industry has experienced consolidation as producers aim to stay competitive through programs to reduce overall cost structures. TiO2 is manufactured using two different technologies, the environmentally preferred chloride process and the sulfate process, which carry different properties and cost structures.


                            Global TiO2 Prices
                      average price at year end in
                        dollars per metric ton
                               [GRAPH]

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                          TiO2 Capacity Profile
                               In percent
                                [GRAPH]
                             South America
                             Asia/Pacific
                             Europe
                             North America

                         1998 RESULTS COMPARED TO 1997
                              AND OUTLOOK FOR 1999

     The Company had operating income of $205 million for the year ended December 31, 1998, a decrease of $244 million (54%) from 1997, which included $308 million related to the polyethylene, alcohol and related products businesses contributed to Equistar on December 1, 1997. Excluding these earnings, operating income from the Company's subsidiaries increased $64 million (45%) over 1997. Improved pricing trends and new acquisitions in TiO2 during 1998 resulted in this segment's profits being two and one-quarter times 1997 levels.

     Income from continuing operations for 1998 of $163 million decreased $25 million (13%), compared to 1997 income from continuing operations of $188 million. Income for 1998 includes $16 million (after tax) from insurance settlements and a $42 million tax benefit relating to previous years. Excluding these items and other non-recurring items, income from continuing operations would have decreased $87 million (46%) from 1997, primarily as a result of the impact of the downturn in the petrochemical cycle on Equistar's earnings.

     During 1998, the Company announced its intention to dispose of its remaining Suburban Propane partnership interests ("Suburban Propane"), and has entered into an agreement to sell this interest to Suburban Propane and its management for $75 million. It is expected that this transaction will be completed during the first half of 1999 and will result in a pre-tax gain of approximately $50 million ($30 million after tax). Accordingly, the Company's interest in Suburban Propane has been classified as a discontinued operation for all periods presented.

     TITANIUM DIOXIDE AND RELATED PRODUCTS: Improved profitability from increased selling prices, which began in mid-1997, continued during 1998 for the titanium dioxide and related products segment. Operating income for 1998 increased over two-and-one-quarter times to $136 million, compared to $60 million in 1997. Net sales for 1998 increased 43% to $1.203 billion, compared to $843 million for 1997. Higher average selling prices from worldwide price increases accounted for the majority of the improvement in operating income. Newly acquired operations also contributed to the increased sales and profits of this segment. Fourth-quarter 1998 profits were much lower than the third quarter as seasonal slowness in the United States and price competition in Europe limited volumes sold to these regions. In response to these conditions, production was scaled back. In addition, incremental costs were incurred related to the re-start of the Stallingborough, United Kingdom, facility after its September shutdown to complete an expansion. These events resulted in costs which were $35 million higher than the previous quarter. As the difficulties at Stallingborough are corrected and demand increases during the spring coatings, season, volumes and profitability should return to more normal levels.

     On December 31, 1997, the Company acquired Rhone-Poulenc Chimie S.A.'s French TiO2 operations, which included two plants providing 138 thousand metric tons per year of TiO2 capacity along with certain specialty and intermediate chemical businesses. On July 1, 1998, the Company acquired 99% of the voting shares and 72% of total shares of Titanio do Brazil S.A. ("Tibras") in Brazil, consisting of a plant having approximately 60 thousand metric tons per year of TiO2 capacity and a mineral sands mine with over two million metric tons of recoverable reserves.

     While strong demand existed in the North American and European markets for much of 1998, depressed markets in the Asia/Pacific region negatively impacted volumes to that area. Overall sales volumes were 25% higher than 1997, due to sales attributable to the acquired French and Brazilian operations. Excluding such operations, sales volumes were 4% lower than in 1997. Toward the end of the year, increased price competition in Europe limited volumes sold to these markets and seasonal slowness was evident in North America. Worldwide demand is expected to be flat during 1999, with slow recovery in the Asian markets. A full year of operations in Brazil should result in slight incremental sales volumes in 1999 over 1998.

     Pricing trends continued upward during 1998 as global price increases were implemented despite depressed markets in Asia. The average TiO2 selling price for 1998 was 11% higher than 1997, including the French operations which historically experienced lower pricing than the balance of this segment. Price gains by region were 8% in the Americas, 13% in Europe and

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


31% in Asia/Pacific, where the previous price declines were the most dramatic. Continued price improvement is expected in 1999 as the price increases announced in September for North America take effect. Price competition increased in Europe toward the end of the year due to economic and seasonal slowness along with competitor actions to increase market share. Europe is expected to remain highly competitive in 1999.

     The impact of higher prices was partially offset by higher manufacturing costs, as discussed below, and higher functional costs, despite the progress made on cost-reduction initiatives put in place to reduce annual costs by $100 million by the end of 1999. The focus for 1999 is to continue these initiatives and to identify others to reduce the cost structure by an additional $100 million.

     The TiO2 plants operated at approximately 93% of capacity during 1998, compared to 97% during 1997. The Stallingborough, United Kingdom, plant was shutdown in the fall of 1998 to complete a project to expand capacity by 41 thousand metric tons per year. Some difficulties in its December start-up were experienced, lowering production and increasing costs in December. These difficulties are being vigorously examined and are expected to be resolved in early 1999. In addition, production at certain other facilities was slowed in December in response to the seasonal slowdown in demand and price competition in Europe, increasing costs for the fourth quarter.

     The outlook for 1999 includes higher average pricing compared to 1998 and relatively stable worldwide demand. Combined with progress in realizing the benefits of cost initiatives, profitability should continue to improve in this segment.

     ACETYLS: Depressed markets in Asia, combined with overcapacity for some products, resulted in decreased profits in acetyls during 1998. Net sales of acetyls decreased $18 million (7%) to $253 million, while operating income decreased $13 million (33%) to $26 million. These market conditions resulted in declining selling prices for all product offerings with prices down 12%, 14% and 34% for vinyl acetate monomer ("VAM"), acetic acid and methanol, respectively, compared to 1997.

     VAM pricing during 1998 was adversely affected by high export volumes at low prices and competitive pressures. However, sales volumes were 9% above 1997.

     Similarly, sales volumes for acetic acid increased 9% over 1997 despite weak Asian markets. A scheduled turnaround of the acetic acid plant was completed during the year with the shutdown extended in light of weak market conditions.

     Selling prices for methanol were adversely impacted by oversupply due to new competitor facilities and higher imports. While prices fell an average of 34% during 1998, sales volumes were 14% higher than in 1997.

     The impact of lower prices was partially offset by favorable costs as a result of the 1997 synthesis gas ("syngas") plant conversion to natural gas feedstock. Initial difficulties resulting from this conversion were corrected during 1997, with the full benefit of lower production costs being realized during 1998. On November 16, 1998, the Company entered into agreements with Linde AG relating to the Company's syngas unit in Texas, and a 15% interest in its methanol business whereby the Company would receive $122.5 million in cash. No gain or loss is expected to result from this transaction. Linde AG will operate the syngas facility, under a long-term lease with a purchase option, and will hold a 15% interest in the methanol operation.

     The VAM market is expected to tighten in 1999; however, conditions are expected to remain depressed for methanol and acetic acid where overcapacity exists.

     SPECIALTY CHEMICALS: Millennium Specialty Chemicals achieved another record year with operating income of $43 million, $1 million over 1997. Net sales were down $7 million (5%) to $141 million.

     The continued emphasis on high-margin products during 1998 was partially offset by lower overall volumes and higher crude sulfate turpentine ("CST") costs (the principal raw material for these chemicals). Although CST costs declined during the second half of 1998, the average price for 1998 of $1.97 per gallon was 15% higher than 1997. Effective January 1, 1999, CST prices decreased 25 cents per gallon and are expected to continue downward during the year.

     While average selling prices were up 8% over 1997 primarily due to favorable product mix, price competition during the second half of the


                                 VAM Volume
                           in millions of pounds
                                  [GRAPH]

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



                    Fragrance Chemicals' Selling Price
                  yearly average in dollars per kilogram
                                  [graph]


year was experienced and is expected to continue into 1999. Business conditions were strong through the first half of the year but became competitive in the third quarter as weakness in the Asian markets, entry into the markets by new competitors and capacity additions made mid-year price negotiations difficult.

     The outlook for fragrance chemicals, while good, is expected to include some downward pressure on prices, which may dampen profitability growth.

     EQUISTAR: The Company's polyethylene, alcohol and related products businesses were contributed to Equistar on December 1, 1997. Equity earnings for 1998, which reflect the Company's share of Equistar's post-interest profits, were $40 million. Operating profits of $329 million during 1997 for the Company's contributed businesses compares to the Company's underlying share in Equistar's 1998 operating profits of $84 million, reflecting the dramatic downturn in the petrochemical cycle during the year.

     Ethylene and ethylene derivative markets started their decline toward the end of the first quarter of 1998 and reached trough conditions during the fourth quarter of 1998. Equistar reported an operating loss (before interest) of $10 million for the fourth quarter of 1998 compared to income of $68 million in the third quarter. While volume was relatively stable during the year, excess industry supply, announced new capacity coming on stream and low feedstock prices put severe pressure on selling prices. By year-end, ethylene prices had dropped 30% from January, 1998. Following this trend, polyethylene prices also dropped over 25% during 1998, as price competition resulted from overcapacity in those markets. Other ethylene derivative products have also experienced declines in prices during 1998, but not as dramatic as polyethylene.

     Feedstock costs were at relatively low levels during 1998, softening somewhat the impact of declining prices on margins. Prices for crude oil were down 11% in the month of December 1998 alone.

     Synergies achieved during 1998, in combining the operations contributed by each of Equistar's partners, helped to soften the negative impact of the depressed markets. Through the end of 1998, total synergies achieved since formation and before transition costs, exceeded the target of $100 million by $49 million. Additional synergies are expected through the year 2000, with a cumulative annualized target of $275 million.

     The severe market conditions currently being experienced by Equistar have resulted in recent losses and uncertain conditions for the future. Actions to reduce operating costs and sell non-core assets are being taken, and production was scaled back through lower operating rates and/or extended shutdowns to limit supply in the market. There are some signs of improvement as ethylene and polyethylene prices rose slightly in early 1999. New polyethylene industry capacity is expected to come on stream in the near-term keeping the timing of the cycle's recovery uncertain.


                         1997 RESULTS COMPARED TO 1996

     The Company had operating income of $449 million for the year ended December 31, 1997, an increase of $166 million (59%) from 1996. These results include the results of operations for the polyethylene, alcohol and related products businesses through November 30, 1997, at which time the Company contributed these businesses to Equistar. During 1997, the Company incurred one-time reorganization and other costs related to the formation of Equistar of $47 million ($37 million after tax), which was principally offset by a one-time gain related to an insurance settlement of $46 million ($28 million after tax). During 1996, the Company recorded non-recurring charges of $75 million ($48 million after tax) to reduce the carrying value and provide for closure costs of certain TiO2 sulfate-process production facilities. Excluding these non-recurring items, the Company's operating income increased $92 million (26%) from the prior year. This increase is due primarily to higher average selling prices for polyethylene and acetyls, the prices of which had dropped dramatically during 1996, combined with lower feedstock costs during 1997. While the pricing trends for TiO2 improved during 1997, reversing the downward slide of prices which began in late 1995, the average selling price for the whole of 1997 was below that of 1996. Accordingly, 1997 operating income for this segment was below 1996 levels.

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Income from continuing operations for 1997 was $188 million, compared to $33 million in 1996 due principally to improved pricing in the polyethylene and acetyl businesses discussed above. Income in 1997 and 1996 from continuing operations has been restated to reflect the Company's interest in Suburban Propane as a discontinued operation (see Note 2 to the Consolidated Financial Statements). Included in 1996 net income is a one-time after-tax gain from the sale by the Company of a 73.6% interest in Suburban Propane, of $86 million and post-tax earnings relative to Suburban Propane of $22 million. This compares to a net loss in 1997 from the continuing interest in Suburban Propane of $3 million.

     TITANIUM DIOXIDE AND RELATED PRODUCTS: Titanium dioxide and related products' operating income increased to $60 million from $7 million in 1996. In 1996, operating income included $75 million of non-recurring charges related to the closure of certain sulfate-process production facilities in response to deteriorating market conditions during that period. Excluding these charges, operating income for the year decreased 27% from 1996 as overall average selling prices were lower in 1997 compared to 1996. Net sales for 1997 decreased 3% to $843 million, compared to $868 million for 1996.

     Strong demand during the spring paint and coating season, the rationalization of some industry capacity and other market factors steadied the marketplace during the year. Overall sales volumes reached record levels in 1997, 4% higher than 1996, despite the loss of some volume from the reduction of sulfate-process production during the year.

     Pricing trends, which started downward in 1995 and continued to fall through 1996, reversed direction in March 1997 and rose through the balance of 1997. Global price increases were supported by strong demand and tight supply. While the average TiO2 selling price for 1997 was 7% lower than the prior year, the fourth quarter's average price was 5% higher than in the third quarter and 4% above the comparable quarter in 1996. The fourth quarter price gains by region were 3% in the Americas, 8% in Europe and nearly 10% in Asia/Pacific, where the previous price declines were the most dramatic.

     The lower average prices, combined with unfavorable foreign currency fluctuations in Europe and Australia, adversely impacted 1997 profitability. These effects were largely, but not fully, offset by lower production costs and higher production output as a result of cost-control programs put in place during 1997 to reduce annual production costs by $100 million from 1996 levels by 1999.

     The TiO2 plants produced at approximately 97% of capacity during 1997, compared to 88% during 1996. This added production not only reduced overall unit costs, but was necessary to meet growing demand during the year. By the end of 1997, inventories had dropped to record low levels. Progress was made in 1997 on a capital project to expand capacity at the Stallingborough, United Kingdom, plant by 41 thousand metric tons per year. On December 31, 1997, the Company acquired Rhone-Poulenc's TiO2 and related intermediate and specialty chemical operations in France, adding 138 thousand metric tons per year of TiO2 capacity.

     ACETYLS: Net sales of acetyls increased $31 million (13%) to $271 million in 1997, and operating income more than tripled to $39 million. The increase in operating income primarily related to increased selling prices in all three of its product lines over depressed 1996 levels. Average selling prices for 1997 were 10%, 3% and 28% higher than 1996 for VAM, acetic acid and methanol, respectively. In addition, the mechanical difficulties experienced in the 1996 conversion of the syngas unit to natural gas feedstock were resolved early in 1997, significantly improving production output and reducing production costs during the year.

     Demand for VAM in 1997 was steady, with volumes 1% above 1996. A mid-year price increase and new industry capacity coming on stream were absorbed by higher demand. Weakening Asian markets had a negative impact in the fourth quarter, with prices falling 4% from the previous quarter. Continued reduced demand from these markets during 1998 put further pressure on prices.

     Acetic acid sales volumes were 17% below prior year, primarily as a result of a planned customer outage during 1997. Prices, which increased earlier in the year, dropped 2% in the fourth quarter as formula-driven prices were impacted by falling feedstock costs.


                                  CST Cost
                          yearly average price in
                            dollars per gallon
                                 [GRAPH]

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                            ETHYLENE CONTRACT PRICES*
                     yearly average in dollars per pound
                                  [GRAPH]
                          *Source: Chemical Data Inc.


     Methanol sales volumes for 1997 were 57% higher than the prior year, with industry outages during the year keeping supplies tight. Prices, which were up 17% in the fourth quarter over 1996, and equal to the third quarter, fell sharply in early 1998.

     SPECIALTY CHEMICALS: Another record year was completed by Millennium Specialty Chemicals, with operating income of $42 million increasing $6 million (17%) from 1996. Net sales also increased $21 million (17%) to $148 million. A 6% increase in sales volume for fragrance chemicals was principally responsible for the increased profitability. The cost of CST increased an average of 25% over 1996 levels. These higher costs were offset by strong demand for these products together with tight supplies, keeping prices at premium levels.

     POLYETHYLENE, ALCOHOL AND RELATED PRODUCTS: Net sales of polyethylene, alcohol and related products (which include sales from these businesses for the eleven months ended November 30, 1997, at which time they were contributed to Equistar) were $1.786 billion for 1997, a decrease of $19 million (1%) from 1996 full-year results.

     Operating income increased $80 million (35%) to $308 million for 1997, principally as a result of a 15% increase in average selling prices during the 1997 period, coupled with lower feedstock costs, which declined from peak 1996 levels. During 1997, strong demand both domestically and in the export markets, coupled with tight supply, resulted in prices rising through the third quarter. Prices began to slowly weaken thereafter as expectations of new industry capacity coming on stream and normal seasonal slowdowns reduced demand and put pressure on prices. Prices during the fourth quarter were down 5% from the third quarter. Polyethylene unit volumes for the 1997 period were 2% higher than 1996.

     Feedstock costs were on average 31% lower than 1996's historical highs, as warmer-than-normal winter weather reduced demand for natural gas and natural gas liquids. These costs continued their decline late in 1997 as winter temperatures remained above normal and crude oil inventories began building due to decreased demand from Asian markets. By the end of 1997, and into 1998, feedstock costs continued below expectations, softening the impact of declining prices on margins late in the year.


                              EFFECT OF INFLATION

     Because of the relatively low level of inflation experienced in both the United States and most other world markets in which the Company participates, inflation did not have a material impact on the Company's results of operations for 1998, 1997 or 1996.


                            FOREIGN CURRENCY MATTERS

     The functional currency of each of the Company's non-United States operations (principally, the operations of Millennium Inorganic Chemicals in the United Kingdom, France, Brazil and Australia) is the local currency. The impact of currency translation in combining the results of operations and financial position of such operations has not been material to the consolidated financial position of the Company. The recent developments in Brazil, regarding the devaluation of its currency, the real, are not expected to have a material result on the Company's consolidated operations since approximately two-thirds of its Brazilian sales are referenced to a percentage of U.S. dollar prices. However, as a result of translating the functional currency financial statements into U.S. dollars, consolidated Shareholders' equity would decrease approximately $44 million as a result of this devaluation using the March 15, 1999 exchange rate. Future events, which may significantly increase or decrease the risk of future movement in the real, cannot be predicted.

     In addition, the Company generates revenue from export sales and revenue from operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency. The Company hedges certain revenues and costs to minimize the impact of changes in the exchange rates of those currencies compared to the functional currencies. The Company does not use derivative financial instruments for trading or speculative purposes. Foreign currency losses aggregated $4 million, $4 million and $7 million in 1998, 1997 and 1996, respectively.


                                EURO CONVERSION

     On January 1, 1999, eleven of fifteen member countries of the European Union established fixed conversion rates between their

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


existing sovereign currencies ("legacy currencies") and the European Union's common currency, the euro. As of that date, the euro began trading on currency exchanges and may be used in business transactions. The legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and at least January 1, 2002 (but not later than July 1,
2002).

     The Company has begun to identify issues associated with the conversion to the euro, including, among others, the need to adapt computer and financial systems to accommodate euro-denominated transactions and the impact of one common currency on pricing. Since financial systems and processes currently accommodate multiple currencies, the Company does not anticipate system-conversion costs to be material. Since the euro conversion may affect cross-border competition by creating cross-border price transparency, the Company will be assessing its pricing strategies to ensure it remains competitive in a broader European market.


                        LIQUIDITY AND CAPITAL RESOURCES

     Through September 30, 1996, the Company financed its operations and capital and other expenditures from a combination of cash generated from operations, external borrowings and loans, and invested capital provided by Hanson PLC ("Hanson") or its United States affiliates. Since its demerger from Hanson, the Company has met all of its cash requirements through internally generated funds and external borrowings. The Company's ability to generate cash from operations, and the servicing and repayment of debt, depends upon numerous business factors, some of which are outside the control of the Company, including industry cyclicality, changes in global economic conditions, price volatility of certain raw materials and other conditions.

     Net cash provided by operating activities was $150 million, $383 million and $372 million in 1998, 1997 and 1996, respectively. The decline in 1998 compared to 1997 reflects the contribution of the polyethylene, alcohol and related products businesses to Equistar on December 1, 1997. Since December 1, 1997, cash distributions received from Equistar are reflected in net cash provided by investing activities, as described below. In addition, increases in TiO2 and ore inventories during 1998 also contributed to the decrease in cash from operating activities. During 1997, cash generated from increased operating income was used primarily for working capital purposes, keeping 1997 levels on par with 1996.

     Net cash provided by investing activities was $252 million, $474 million and $458 million in 1998, 1997 and 1996, respectively. During 1998, 1997 and 1996, significant transactions were completed which provided cash to the
Company: the contribution of the polyethylene, alcohol and related products businesses to Equistar, the subsequent addition of Occidental as a partner in Equistar and the sale of a 73.6% interest in Suburban Propane. These transactions provided cash of $317 million, $768 million and $733 million for 1998, 1997 and 1996, respectively. The Company used funds for the acquisition of certain TiO2 and specialty and intermediate chemical operations in France for $169 million during 1997. Certain TiO2 operations and ore reserves in Brazil were acquired for $85 million during 1998. In addition, the Company spent $215 million in capital expenditures during 1998, compared to $152 million and $285 million in 1997 and 1996, respectively, as a result of substantially completing the TiO2 expansion in the United Kingdom at the end of 1998, among other projects.

     The Company expects to spend approximately $150 million in 1999 on capital expenditures. Major projects include building a technical research and development center in the United States for TiO2 and completing the implementation of SAP-based business solutions company-wide. In January 1999, the Company received $122.5 million as a result of a transaction involving the syngas and methanol operations of the Company's acetyls business. The Company expects an additional $75 million to be received during 1999 when the sale of its investment in Suburban Propane is completed.

     The Board of Directors has authorized the Company to spend up to $200 million to repurchase shares of the Company's outstanding common stock ("Common Stock") from time to


                            CAPITAL EXPENDITURES
                              vs. Depreciation
                                 $ Millions
                                   [GRAPH]
                            Capital expenditure
                                Depreciation

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


time, in the open market and in privately negotiated transactions, subject to market conditions. Repurchases will not be made under the program if the Company's net-debt-to-total-capitalization would exceed 55%. The repurchased shares will be available for general corporate purposes. At December 31, 1998, the Company had 77,873,586 shares of Common Stock outstanding. Through March 15, 1999, the Company had repurchased 2.1 million shares at a total cost of $39 million.

     Net cash used in financing activities was $365 million, $1.198 billion and $834 million in 1998, 1997 and 1996, respectively. The changes from year to year principally related to changes in the level of funding and other transactions between the Company and its affiliates prior to the demerger from Hanson and from external sources since October 1, 1996. At December 31, 1998, the Company had net debt of $979 million, over $1 billion less than at December 31, 1996.

     The reduction in net debt during 1998 was funded primarily from operations and distributions from Equistar. Net-debt-to-total-capitalization at December 31, 1998, was 50%, including the Company's proportional share of Equistar's debt. A subsidiary of the Company guarantees certain debt obligations of Equistar up to $750 million. At December 31, 1998, the Company had approximately $432 million of unused availability under short-term lines of credit and its credit facility. The Company believes that, during 1999, cash from operations, disposals, expected distributions from Equistar and availability under existing borrowing facilities will provide adequate support for all of the Company's cash needs for working capital, dividends, share repurchases and capital expenditures for its existing businesses.


                                   YEAR 2000

     Each of the Company's three business units and its corporate headquarters has established a team to address Year 2000 compliance issues. Plans have been established by each team and actions taken toward the goal of Year 2000 compliance are reported, on a regular basis, to the Company's Operations Committee and its Board of Directors.

     The Company has focused its Year 2000 efforts on three major exposure areas: information systems (which includes application software and technical infrastructure), manufacturing process controls (non-IT systems) and supply chain (which includes the Company's significant suppliers and customers). The project phases common to all exposure areas are: 1) inventory/assessment; 2) remediation; 3) testing; 4) implementation; and 5) designing contingency plans. Key components of each of these phases follows:

    The inventory/assessment phase involves identifying significant hardware and software that exist throughout the Company. The Company then assigns a business risk to each system and prioritizes each system to determine optimal allocation of resources and funds for Year 2000 remediation work.

    The remediation phase involves determining whether individual systems will be repaired, replaced or retired and develops plans, schedules and costs for correction. This phase also includes an allocation of resources and execution of a remedial plan.

    During the testing phase, the performance, functionality and integration of converted or replaced systems are tested.

    Thereafter, the implementation phase provides for the implementation of fully tested systems into the production environment.

    Contingency planning safeguards the Company in the event that risk assessments and action plans do not result in Year 2000 compliance or the timetable in which actions are scheduled to be taken is not adequate to ensure compliance by the Year 2000.

     During 1997, as a part of a separate project to improve the quality of and access to business information, the Company began a company-wide implementation of the SAP R/3 enterprise system software from SAP America, Inc. ("SAP"). This system integrates information, including financial, human resources, customer and supply chain information, in a single database. The Company has received representations from SAP that the SAP R/3 system has been designed to be Year 2000 compliant. As part of the implementation, system interfaces with the SAP R/3 system have been minimized. Two of the Company's three business units completed their SAP implementations during 1998. The third business unit, Millennium Inorganic Chemicals, has recently completed its first regional implementation of SAP and is on schedule to complete the remaining implementations by the third quarter 1999. The Company has also completed modifications to existing business information systems for Millennium Inorganic Chemicals, as a contingency plan, in the unlikely event that the SAP implementation is not completed on schedule. The Company has outsourced the technical infrastructure for the SAP R/3 system to an internationally recognized provider of these services and has received assurances from the provider that all hardware and related system software are Year 2000 compliant. The Company has not deferred any of its currently planned projects as a result of Year 2000 efforts.

     The Company's three business units have completed the inventory phase of the Year 2000 project for non-IT systems. The assessment phase has been 100% completed at one business unit, 70% completed at the second unit and 75% completed at the third unit. The Company has targeted October 1999 as the completion date for all five phases of the Year 2000 project. The Company has engaged independent consultants at certain locations to monitor remediation programs for certain systems and to provide additional expertise.

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The Company has requested and received Year 2000 compliance information from most of its critical suppliers, customers and other third parties. The Company is in the process of evaluating and assessing these responses. The more significant third-party relationships include suppliers of ores, electrical power, natural gas and industrial gases and providers of transportation such as pipelines, rail and barges. Contingency plans will be developed for significant third-party risks identified by the Company as a result of its evaluations and assessments. Although the Company has planned these actions to address third-party issues and potential impacts to the Company, it often has little direct ability to influence the compliance actions of other parties.

     The Company estimates that it will spend $84 million related to the company-wide implementation of SAP, consisting of $48 million for consulting costs, $6 million for hardware, $6 million for software, $13 million for internal human resources, and $11 million for training and incidental costs. The Company estimates that it will spend an additional $15 million for required modifications and replacements of non-IT systems to become Year 2000 compliant, excluding internal human resources costs, which the Company does not measure separately. This estimate excludes Year 2000 costs that may be incurred by Equistar. The total amount spent on the Year 2000 project during 1998 was approximately $60 million, of which $54 million was capitalized and $6 million was expensed.

     The Company owns a 29.5% interest in Equistar. Equistar has formed a steering committee to oversee all Year 2000 remediation efforts. The chairman of the Equistar Year 2000 Steering Committee reports project progress regularly to the Equistar Governance Committee, which includes representatives from the Company's senior management. The Equistar Year 2000 Steering Committee is in the process of completing an assessment of the state of readiness of the information technology and non-IT systems of Equistar. These assessments cover manufacturing systems, including laboratory information systems and field instrumentation, and significant third-party vendor and supplier systems, including employee compensation and benefit plan maintenance systems. The Steering Committee is also in the process of assessing the readiness of significant customers and suppliers. The inventory, assessment and remediation phases for Equistar are nearly complete, with the majority of the testing and final implementation to take place in 1999. In addition, Equistar is in the process of replacing the business information systems for the operations contributed by Millennium and Occidental with SAP-based systems. In November 1998, Equistar completed a system-wide implementation of SAP for its polymer business and a portion of its petrochemical business. Conversion of its remaining businesses is expected to be completed in the first half of 1999. The operations of Millennium Petrochemicals are integrally related to those of Equistar's La Porte, Texas, facility from which materials and utilities are sourced. As a result, any Year 2000-related interruption in Equistar's operations at this location could severely impact Millennium Petrochemicals' ability to manufacture and ship products to customers.

     The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. In particular, if suppliers fail to provide the Company with raw materials necessary to manufacture its products, sufficient electrical power and other utilities to sustain its manufacturing processes, or adequate, reliable means of transporting its products to its customers, then any such failure could result in the temporary inability to manufacture and/or ship products to customers. This risk may be mitigated to some extent at Millennium Inorganic Chemicals, where manufacturing capacity is distributed among seven manufacturing locations. Due to the uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers, the Company is unable to determine at this time whether the consequences of Year 2000 failures, if any, would have a material impact on the Company's results of operations and/or financial condition.

     The costs of the Company's Year 2000 project and the dates on which the Company believes it will complete such efforts are based on management's current best estimates, which were derived using numerous assumptions regarding future events, including the continued availability of certain resources and the continued progression toward the implementation of SAP at various facilities. There can be no assurance that these estimates will prove to be accurate and, therefore, actual results could differ materially from those anticipated. Specific factors that could cause material differences with actual results include, but are not limited to, the results of testing and the timeliness and effectiveness of remediation efforts of third parties.

     Formal contingency plans for certain Year 2000-related risks have not yet been developed but are expected to include identification of alternate suppliers, allowing for sufficient inventory levels in the event of manufacturing or transportation interruption and replacing electronic applications with manual processes. These plans are expected to be completed by the end of the third quarter of 1999.

     The Company's Year 2000 project is expected to reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, the Year 2000 readiness of its significant suppliers and customers. The Company believes that the Year 2000 issues will be addressed on a timely basis. However, in the event that the Year 2000 issues of the Company and/or third parties with whom the Company transacts business are not addressed on a timely basis, it is possible that such issues could have an adverse impact on the Company's operations and/or financial condition.

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                     REPORT OF THE INDEPENDENT ACCOUNTANTS


                   TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
                          OF MILLENNIUM CHEMICALS INC.

     We have audited the accompanying consolidated financial statements of Millennium Chemicals Inc. (the "Company") as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of HMB Holdings Inc. ("Cornerstone") which statements reflect a loss from discontinued operations of $2,877 million for the fiscal year ended September 30, 1996. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Cornerstone, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
January 21, 1999

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                          CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

==================================================================================
As of December 31                                        1998              1997
----------------------------------------------------------------------------------
ASSETS
Current assets
 Cash and cash equivalents                              $  103            $   64
 Trade receivables, net                                    242               369
 Inventories                                               334               273
 Assets of discontinued interests                          148                24
 Other current assets                                      109               106
                                                        ------            ------
     Total current assets                                  936               836
Property, plant and equipment, net                       1,044               851
Investment in Equistar                                   1,519             1,934
Other assets                                               189               237
Goodwill                                                   412               468
                                                        ------            ------
     TOTAL ASSETS                                       $4,100            $4,326
                                                        ======            ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Notes payable                                          $   29            $
 Current maturities of long-term debt                       14                20
 Trade accounts payable                                    113                86
 Income taxes payable                                       23                12
 Accrued expenses and other liabilities                    200               323
                                                        ------            ------
     Total current liabilities                             379               441
Long-term debt                                           1,039             1,327
Deferred income taxes                                      334               280
Other liabilities                                          755               814
                                                        ------            ------
     Total liabilities                                   2,507             2,862
                                                        ------            ------
Commitments and contingencies (Note 12)

Minority interest                                           15                --
Shareholders' equity
 Preferred stock (par value $.01 per share,
    authorized 25,000,000 shares, none issued
    and outstanding)                                        --
 Common stock (par value $.01 per share,
    authorized 225,000,000 shares; issued
    and outstanding 77,873,586 and 77,276,942
    shares in 1998 and 1997, respectively)                   1                 1
 Paid in capital                                         1,333             1,334
 Retained earnings                                         294               177
 Unearned restricted shares                                (35)              (42)
 Cumulative translation adjustment                         (15)               (6)
 Treasury stock (at cost, 502,572 shares in 1998)           (7)               --
 Deferred compensation                                       7
                                                        ------            ------
     Total shareholders' equity                          1,578             1,464
                                                        ------            ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $4,100            $4,326
                                                        ======            ======

See Notes to Consolidated Financial Statements

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

==================================================================================================
Year Ended December 31                                   1998             1997             1996
--------------------------------------------------------------------------------------------------
NET SALES                                              $ 1,597          $ 3,048          $ 3,040
Operating costs and expenses
 Cost of products sold                                   1,134            2,180            2,264
 Depreciation and amortization                             102              203              201
 Selling, development and administrative expense           156              216              217
 Impairment of assets and related closure costs             --               --               75
                                                       -------          -------          -------
   Operating income                                        205              449              283
Interest expense (primarily to a related party
 in 1996)                                                  (76)            (131)            (214)
Interest income                                              4               10               37
Equity in earnings of Equistar                              40               18               --
Other income (expense), net                                 29                1              (23)
                                                       -------          -------          -------
Income from continuing operations before provision
 for income taxes and minority interest                    202              347               83
Provision for income taxes                                 (37)            (159)             (50)
                                                       -------          -------          -------
Income from continuing operations before minority
 interest                                                  165              188               33
Minority interest                                           (2)              --               --
                                                       -------          -------          -------

INCOME FROM CONTINUING OPERATIONS                          163              188               33
Income (loss) from discontinued operations (net of
 income taxes of $1, ($2) and ($1,028),
 respectively)                                               1               (3)          (2,734)
                                                       -------          -------          -------

NET INCOME (LOSS)                                      $   164          $   185          $(2,701)
                                                       =======          =======          =======
Income per share from continuing operations            $  2.17          $  2.52          $  0.44
                                                       =======          =======          =======
Income (loss) per share from discontinued operations      0.01            (0.04)          (36.74)
                                                       =======          =======          =======
Net income (loss) per share -- basic                   $  2.18          $  2.48          $(36.30)
                                                       =======          =======          =======
Net income (loss) per share -- diluted                 $  2.17          $  2.48          $(36.30)
                                                       =======          =======          =======
Pro forma income from continuing operations
 (unaudited)                                                                             $   168
                                                                                         =======
Pro forma income from continuing operations per share
 (unaudited)                                                                             $  2.26
                                                                                         =======

See Notes to Consolidated Financial Statements

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN MILLIONS)

=================================================================================================
Year Ended December 31                                  1998             1997             1996
-------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

 Income from continuing operations                      $ 163          $   188          $    33
 Adjustments to reconcile net income to net cash
  provided by operating activities
  Depreciation and amortization                           102              203              201
  Impairment of assets and related closure costs           --               --               75
  Provision for deferred income taxes                      54              122               15
  Restricted stock amortization                             6               23               --
  Equity earnings                                         (29)             (18)              --
  Minority interest                                         2               --               --
  Unrealized translation gain                              --               --              (21)
  Changes in assets and liabilities (net of
   acquisitions and dispositions)
    Decrease in trade receivables                          24              141               38
    (Increase) decrease in inventories                    (42)              14                5
    (Increase) decrease in other current assets           (45)             (40)             126
    Decrease (increase) in investments and other assets    75               58              (65)
    Increase (decrease) in trade accounts payable          15              (97)              13
    Decrease in accrued expenses and other liabilities
     and income taxes payable                             (82)            (124)             (24)
    Decrease in other liabilities                         (93)             (87)             (24)
                                                        -----          -------          -------
  Cash provided by operating activities                   150              383              372

CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures                                    (215)            (152)            (285)
 Acquisition of businesses                                (85)            (169)
 Proceeds from Equistar                                    --              750               --
 Accounts receivable collection through Equistar          225               25
 Distributions from Equistar, net of liabilities paid     317               18               --
 Proceeds from sale of business                            --                               733
 Proceeds from sale of fixed assets                        10                2               10
                                                        -----          -------          -------
  Cash provided by investing activities                   252              474              458

CASH FLOWS FROM FINANCING ACTIVITIES
 Dividend to shareholders                                 (47)             (46)
 Contribution to Suburban Propane                          --              (22)              --
 Proceeds from long-term debt                             172              185            2,335
 Repayment of long-term debt                             (519)          (1,217)          (3,321)
 Increase (decrease) in notes payable                      29              (98)             (15)
 Net contribution from Hanson PLC and Prior
  Affiliates                                               --               --              167
                                                        -----          -------          -------
  Cash used in financing activities                      (365)          (1,198)            (834)
Effect of exchange rate changes on cash                     2               (3)              --
                                                        -----          -------          -------
Increase (decrease) in cash and cash equivalents           39             (344)              (4)
Cash and cash equivalents at beginning of year             64              408              412
                                                        -----          -------          -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                $ 103          $    64          $   408
                                                        =====          =======          =======

See Notes to Consolidated Financial Statements

                           MILLENNIUM CHEMICALS INC.
                                ---------------
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN MILLIONS)

=============================================================================================================================
                                         COMMON STOCK
                                    ----------------------

                                                                     TREASURY          DEFERRED        PAID IN      RETAINED
                                      SHARES          AMOUNT            STOCK      COMPENSATION        CAPITAL      EARNINGS
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                           $               $               $               $               $
Comprehensive income
  Net income (loss)                                                                                                      38
  Other comprehensive income
    Currency translation adjustment
                                       ---             ---             ---             ---             ------          ----
Total comprehensive income              --              --              --              --                 --            38
Amortization and adjustment of
  unearned restricted shares                                                                              (13)
Issuance of stock                       74               1                                              1,267
Issuance of restricted shares            3                                                                 65
Net capital contribution
  from Demerger
Net transaction with affiliates
                                       ---             ---             ---             ---             ------          ----
Balance at December 31, 1996            77               1              --              --              1,319            38
Comprehensive income
  Net income                                                                                                            185
  Other comprehensive income
    Currency translation adjustment
                                       ---             ---             ---             ---             ------          ----
Total comprehensive income                                                                                              185
Amortization and adjustment of
  unearned restricted shares            (1)                                                                15
Dividend to shareholders                                                                                                (46)
                                       ---             ---             ---             ---             ------          ----
Balance at December 31, 1997            76               1                                              1,334           177
Comprehensive income
  Net income                                                                                                            164
  Other comprehensive income
    Currency translation adjustment
                                       ---             ---             ---             ---             ------          ----
Total comprehensive income              --              --              --              --                 --           164
Amortization and adjustment of
  unearned restricted shares             1                                                                 (1)
Shares held by rabbi trust                                              (7)              7
Dividend to shareholders                                                                                                (47)
                                       ---             ---             ---             ---             ------          ----
BALANCE AT DECEMBER 31, 1998            77             $ 1             $(7)            $ 7             $1,333          $294
                                       ===             ===             ===             ===             ======          ====
Cumulative other
  comprehensive income -- 1997

Cumulative other
  comprehensive income -- 1998


=================================================================================================


                                      UNEARNED       CUMULATIVE
                                    RESTRICTED      TRANSLATION         INVESTED
                                        SHARES       ADJUSTMENT          CAPITAL         TOTAL
-------------------------------------------------------------------------------------------------
Balance at December 31, 1995            $               $               $ 4,801         $ 4,801
Comprehensive income
  Net income (loss)                                                      (2,739)         (2,701)
  Other comprehensive income
    Currency translation adjustment                       10                                 10
                                        ----            ----            -------         -------
Total comprehensive income                --              10             (2,739)         (2,691)
Amortization and adjustment of
  unearned restricted shares              15                                                  2
Issuance of stock                                                        (1,268)
Issuance of restricted shares            (65)                                                --
Net capital contribution
  from Demerger                                                             443             443
Net transaction with affiliates                                          (1,237)         (1,237)
                                        ----            ----            -------         -------
Balance at December 31, 1996             (50)             10                  0           1,318
Comprehensive income
  Net income                                                                                185
  Other comprehensive income
    Currency translation adjustment                      (16)                               (16)
                                        ----            ----            -------         -------
Total comprehensive income                               (16)                               169
Amortization and adjustment of
  unearned restricted shares               8                                                 23
Dividend to shareholders                                                                    (46)
                                        ----            ----            -------         -------
Balance at December 31, 1997             (42)             (6)                             1,464
Comprehensive income
  Net income                                                                                164
  Other comprehensive income
    Currency translation adjustment                       (9)                                (9)
                                        ----            ----            -------         -------
Total comprehensive income                --              (9)                --             155
Amortization and adjustment of
  unearned restricted shares               7                                                  6
Shares held by rabbi trust
Dividend to shareholders                                                                    (47)
                                        ----            ----            -------         -------
BALANCE AT DECEMBER 31, 1998            $(35)           $(15)           $    --         $ 1,578
                                        ====            ====            =======         =======
Cumulative other
  comprehensive income -- 1997                          $ (6)                           $    (6)
                                                        ====                            =======
Cumulative other
  comprehensive income -- 1998                          $(15)                           $   (15)
                                                        ====                            =======

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)


NOTE 1--BASIS OF PRESENTATION AND DESCRIPTION OF COMPANY

     Millennium Chemicals Inc. (the "Company") is a major international chemicals company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals, operating through its subsidiaries: Millennium Inorganic Chemicals Inc. (and its non-United States affiliates), Millennium Petrochemicals Inc., and Millennium Specialty Chemicals Inc.; and, beginning December 1, 1997, through its interest in Equistar Chemicals, LP ("Equistar"), a joint venture formed by the Company and Lyondell Chemical Company ("Lyondell") to jointly own and operate the petrochemical and polymer businesses of the Company and Lyondell. On May 15, 1998, the Company's interest in Equistar was reduced to 29.5% with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental Petroleum Corporation's ("Occidental") chemical subsidiary (see Note 2).

     The Company was incorporated on April 18, 1996, and has been publicly owned since October 1, 1996, when Hanson PLC ("Hanson") transferred its chemical operations to the Company and, in consideration, all of the then outstanding shares of the Company's common stock ("Common Stock") were distributed pro rata to Hanson's shareholders (the "Demerger").

     The consolidated financial statements of operations and cash flows for the year ended December 31, 1996 also include the combined operations of certain non-chemical businesses ("Discontinued Businesses"), which were owned by subsidiaries of Hanson that became subsidiaries of the Company upon the Demerger. The Company sold the Discontinued Businesses to Hanson on October 6, 1996. Since these operations were not a part of the Company upon completion of the Demerger transactions, their historical results of operations have been presented as discontinued operations.

     Prior to the Demerger, the Company provided certain corporate, general and administrative services to certain other indirect wholly owned subsidiaries of Hanson ("Prior Affiliates"), including legal, finance, tax, risk management and employee benefit services. Charges for these services, which were allocated to the Prior Affiliates based on the respective revenues of the Company and the Prior Affiliates, reduced the Company's selling and administrative expense by $18 for the year ended December 31, 1996. The Company's management believes such method of allocation is reasonable. In addition, prior to the Demerger, a subsidiary of the Company controlled, on a centralized basis, all cash receipts and disbursements received or made by such affiliates.

     Subsequent to the Demerger, the financial statements are presented on a consolidated basis. All significant intercompany accounts and transactions have been eliminated.


NOTE 2--ACQUISITIONS AND DISPOSITIONS

     On December 1, 1997, the Company and Lyondell completed the formation of Equistar, a joint venture partnership created to own and operate the petrochemical and polymer businesses of the Company and Lyondell. The Company contributed to Equistar substantially all of the net assets of its polyethylene, performance polymer and ethyl alcohol businesses. The Company retained $250 from the proceeds of accounts receivable collections and substantially all the accounts payable and accrued expenses of its contributed businesses existing on December 1, 1997, and received proceeds of $750 from borrowings under a new credit facility entered into by Equistar. The Company used the $750 which it received to repay debt. A subsidiary of the Company guarantees $750 of Equistar's credit facility.

     Equistar was owned 57% by Lyondell and 43% by the Company until May 15, 1998, when the Company and Lyondell expanded Equistar with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental's chemical subsidiary. Occidental contributed the net assets of those businesses (including approximately $205 of related debt) to Equistar. In exchange, Equistar borrowed an additional $500, $420 of which was distributed to Occidental and $75 to the Company. Equistar is now owned 41% by Lyondell, 29.5% by Occidental and 29.5% by the Company. No gain or loss resulted from this transaction.

     Equistar is managed by a Partnership Governance Committee consisting of representatives of each partner. Approval of Equistar's strategic plans and other major decisions requires the consent of the representatives of the three partners. All decisions of Equistar's Governance Committee that do not require unanimity among the partners may be made by Lyondell's representatives alone.

     The investment in Equistar at the date of contribution represented the carrying value of the Company's contributed net assets, less cash received, and approximated the fair market value of its interest in Equistar based upon independent valuation. The difference between the carrying value of the Company's investment and its underlying equity in the net assets of Equistar has been reduced from $617 to $404 as a result of adding Occidental as a partner and is being amortized over 25 years. The Company accounts for its interest in Equistar using the equity method.

     Because of the significance of the Company's interest in Equistar to its total results of operations, the separate financial statements of Equistar are included in the Company's 1998 Annual Report filed on Form 10-K.

                           MILLENNIUM CHEMICALS INC.
                                ---------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)


     On December 31, 1997, the Company completed the purchase of the shares of Rhone-Poulenc Chimie S.A.'s Thann et Mulhouse titanium dioxide ("TiO2") and related intermediate and specialty chemical operations in France for $185, including assumed debt. The operations in France provide capacity to produce approximately 138 thousand metric tons per year of TiO2. The purchase price was allocated to the net assets acquired, principally property, plant and equipment and working capital, based on their fair value.

     On July 1, 1998, the Company completed the acquisition of 99% of the voting shares and 72% of total shares of Titanio do Brazil S.A. ("Tibras"), Brazil's only integrated TiO2 producer, for $129, including assumed debt. This acquisition was also accounted for using the purchase method of accounting with the purchase price allocated to the net assets acquired, principally property, plant and equipment and working capital based on their fair value. The two operations comprising Tibras included a plant which has capacity to produce approximately 60 thousand metric tons per year of TiO2 and a mineral sands mine with over 2 million metric tons of recoverable reserves.

     On November 16, 1998, the Company entered into agreements with Linde AG ("Linde") relating to the Company's synthesis gas ("syngas") unit in La Porte, Texas, and a 15% interest in its methanol business, whereby the Company would receive $122.5 in cash. Linde will operate the syngas facility under a long-term lease with a purchase option. In addition, Linde will operate and hold a 15% interest in the methanol facility. As a result, the assets involved in this transaction, including applicable goodwill of $42, have been classified at December 31, 1998 in the accompanying balance sheet as Assets of discontinued interests. This transaction was subsequently completed on January 18, 1999. No gain or loss resulted from this transaction.

     In March 1996, the Company sold a 73.6% interest in Suburban Propane, through an initial public offering of 21,562,500 common units in a new master limited partnership, Suburban Propane Partners, L.P., and received aggregate proceeds from the sale of the common units and the issuance of notes of the Suburban Propane operating partnership, Suburban Propane, L.P., of approximately $831, resulting in a pre-tax gain of $210. The Company retained a combined subordinated and general partnership interest of 26.4% in Suburban Propane Partners L.P. and Suburban Propane L.P. (collectively "Suburban Propane"). On November 27, 1998, the Company entered into an agreement to sell its remaining interest to Suburban Propane and its management for $75 in cash, with an expected net after-tax gain of approximately $30. As such, Suburban Propane is reflected as a discontinued operation for all periods presented and the Company's interest at December 31, 1998 is included in Assets of discontinued interests. This transaction is expected to be completed in the second quarter of 1999.


NOTE 3--SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification: Certain prior year balances have been reclassified to conform with the current year presentation.

     Cash Equivalents: Cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of 90 days or less. In addition, investments and other assets include approximately $31 and $83 in restricted cash at December 31, 1998 and 1997, respectively, which is on deposit to satisfy insurance claims.

     Inventories: Inventories are stated at the lower of cost or market value. For certain United States operations, cost is determined under the last-in, first-out (LIFO) method. The first-in, first-out (FIFO) method, or methods which approximate FIFO, are used by all other subsidiaries.

     Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally 20 to 40 years for buildings and 5 to 25 years for machinery and equipment.

     Goodwill: Goodwill represents the excess of the purchase price over the fair value of assets allocated to acquired companies. Goodwill is being amortized using the straight-line method over 40 years. Management periodically evaluates goodwill for impairment based on the anticipated future cash flows attributable to its operations. Such expected cash flows, on an undiscounted basis, are compared to the carrying value of the tangible and intangible assets, and if impairment is indicated, the carrying value of goodwill is adjusted. In the opinion of management, no impairment of goodwill exists at December 31, 1998. In connection with the formation of Equistar, consolidated goodwill was reduced by $1,253 in 1997.

                           MILLENNIUM CHEMICALS INC.
                                 ---------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)


     Environmental Liabilities and Expenditures: Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties (except where payment has been received or the amount of liability or contribution by such other parties, including insurance companies, has been agreed) and are not discounted. In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

     Foreign Currency Translation: Assets and liabilities of the Company's foreign operating subsidiaries are translated at the exchange rates in effect at the balance sheet dates, while revenue, expenses and cash flows are translated at average exchange rates for the reporting period. Resulting translation adjustments are recorded as a currency component of Shareholders' equity. Gains and losses resulting from foreign exchange changes on transactions denominated in currencies other than the functional currency are recognized in income in the Consolidated Statements of Operations except for gains and losses on hedges of net investments which are included as a component of Shareholders' equity.

     Prior to the Demerger, certain of the Company's subsidiaries, whose holdings principally consisted of sterling-denominated cash deposits, were considered to hedge a portion of Hanson's investments in the United States. The functional currency of these subsidiaries was the local currency. After the Demerger, such deposits no longer acted as a hedge; instead, the entities were primarily holding companies, the assets of which were remittable to the Company. As such, the functional currency of these subsidiaries was changed to the U.S. dollar. Gains from the remeasurement of these deposits and other assets and liabilities into U.S. dollars are included in Other expense, net, and aggregated $34 for the year ended December 31, 1996.

     Federal Income Taxes: Deferred tax assets and liabilities are computed based on the difference between the financial statement basis and income tax basis of assets and liabilities using enacted marginal tax rates of the respective tax jurisdictions. Deferred income tax expense (credit) is based on the changes in the assets and liabilities from period to period.

     The Company and certain of its subsidiaries have entered into tax-sharing and indemnification agreements with Hanson or its subsidiaries in which the Company and/or its subsidiaries generally agreed to indemnify Hanson or its subsidiaries for income tax liabilities attributable to periods when such other operations were included in the consolidated tax returns of the Company's subsidiaries.

     Research and Development: The cost of research and development efforts is expensed as incurred. Such costs aggregated $21, $28 and $39 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Earnings per share: The weighted-average number of common equivalent shares outstanding used in computing earnings per share for 1998, 1997 and 1996 was as follows:

=====================================================================
                                   1998          1997          1996
---------------------------------------------------------------------
Basic                        75,126,209    74,484,588    74,412,283
Options                         119,939        31,846            --
Restricted shares               450,500       130,000            --
                             ----------    ----------    ----------
Diluted                      75,696,648    74,646,434    74,412,283
                             ==========    ==========    ==========

     Pro forma income from continuing operations for 1996 was calculated as if:
(a) the Demerger had been consummated at the beginning of the period; (b) the changes in the Company's capital structure resulting from the Demerger had occurred on such date; (c) the Company's level of general and administrative corporate costs is that as if it operated as a separate entity; and (d) compensation expense related to the restricted share awards pursuant to the Long Term Stock Incentive Plan (see Note 10) had been incurred for a full year.


NOTE 4--SUPPLEMENTAL BALANCE SHEET INFORMATION

=====================================================================
                                                 1998          1997
---------------------------------------------------------------------
TRADE RECEIVABLES
Trade receivables                                $245          $371
Allowance for doubtful accounts                    (3)           (2)
                                                 ----          ----
                                                 $242          $369
                                                 ====          ====
INVENTORIES
Finished products                                $139          $121
In-process products                                28            21
Raw materials                                     117            89
Other inventories                                  50            42
                                                 ----          ----
                                                 $334          $273
                                                 ====          ====

     Inventories valued on a LIFO basis were approximately $41 and $32 less than the amount of such inventories valued at current cost at December 31, 1998 and 1997, respectively.

                           MILLENNIUM CHEMICALS INC.
                                 ---------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)


=====================================================================
                                                 1998          1997
---------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Land and buildings                             $  267        $  217
Machinery and equipment                         1,377         1,205
                                               ------        ------
                                                1,644         1,422
Allowance for depreciation
  and amortization                                600           571
                                               ------        ------
                                               $1,044        $  851
                                               ======        ======
GOODWILL                                       $  480        $  528
Accumulated amortization                           68            60
                                               ------        ------
                                               $  412        $  468
                                               ======        ======

=====================================================================
                                   1998          1997          1996
---------------------------------------------------------------------
Amortization expense               $ 14          $ 45          $ 48

     Rental expense for operating leases is as follows:

=====================================================================
                                   1998          1997          1996
---------------------------------------------------------------------
Minimum rentals                   $ 12           $ 55          $ 53

Future minimum rental commitments under non-cancelable operating leases, as of December 31, 1998, are as follows:

1999                  $11
2000                    8
2001                    4
2002                    3
2003                    2
Thereafter             12


NOTE 5--IMPAIRMENT OF LONG-LIVED ASSETS

     During 1996, the Company recorded a $75 non-recurring charge ($48 after tax), to reduce the carrying value of certain facilities employed in sulfate-process manufacturing of TiO2 and to provide for the cost associated with the closure of certain of these facilities. During the first half of 1996, intense price competition was experienced, as customers of the anatase products associated with the sulfate-process operations sought more cost efficient manufacturing inputs to their applications. As a result of the deterioration of market conditions in the TiO2 industry, the Company decided to implement a program which included a reduction of its sulfate-process manufacturing capacity in both the United Kingdom and United States. The carrying value of plant and equipment associated with sulfate-process manufacturing was reduced by $60 as a result of evaluating the recoverability of such assets under the unfavorable market conditions existing at that time. The amount of the write-down was determined by comparison to the fair value of the related assets, as determined based on the projected discounted cash flows identified to such assets.

     During 1996, the Company also recorded an initial non-cash charge resulting from adopting the evaluation methodology provided by SFAS 121 of $4,497 ($3,206 after tax), related to one of the Discontinued Businesses. Prior to the adoption of SFAS 121, asset impairment was evaluated at an operating company level based on the contribution of operating profits and undiscounted cash flows being generated from those operations. Under this policy, assets used in one of the Discontinued Businesses, comprised of approximately 20 separate operating companies, were evaluated for impairment based on gross margins and cash flows generated by each separate operating company in a given business cycle. Evaluation of the businesses' assets at this level did not result in any impairment.

     SFAS 121 requires the impairment review to be performed at the lowest level of asset grouping for which there are identifiable cash flows which represents a change from the level at which the previous accounting policy measured impairment. In this case, economic groupings of assets were made based on local marketplaces. Evaluation of assets at this lower grouping level indicated an impairment of certain of those assets. The impairment loss was measured based on the difference between estimated discounted cash flows and the carrying value of such assets.


NOTE 6--INCOME TAXES

=====================================================================
                                   1998          1997          1996
---------------------------------------------------------------------
PRE-TAX INCOME IS GENERATED FROM
United States                     $ 101         $ 321       $    12
Foreign                             101            26            71
                                  -----         -----       -------
                                    202           347            83
                                  =====         =====       =======
INCOME TAXES ARE COMPRISED OF
Federal
   Current                        $ (36)        $  19       $    67
   Deferred                          43           116        (1,083)
Foreign                              23             6            15
State and local                       8            16            23
                                  -----         -----       -------
                                     38           157          (978)
                                  =====         =====       =======
INCOME TAXES ARE CLASSIFIED AS
Continuing operations             $  37         $ 159       $    50
Discontinued operations               1            (2)       (1,028)
                                  -----         -----       -------
                                  $  38         $ 157       $  (978)
                                  =====         =====       =======

                           MILLENNIUM CHEMICALS INC.
                                 ---------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)


     The Company's effective income tax rate differs from the amount computed by applying the statutory federal income tax rate as follows:

===============================================================================
                                             1998          1997          1996
-------------------------------------------------------------------------------
CONTINUING OPERATIONS
Statutory federal income tax rate            35.0%         35.0%         35.0%
State and local income taxes,
  net of federal benefit                      2.4           3.0          17.0
Provision for non-deductible expenses,
  primarily goodwill amortization             7.6           5.2          20.8
Foreign rate differential                    (5.1)                      (10.0)
Utilization of net operating loss
  carryforwards                                                         (20.3)
Tax benefit from previous years             (20.8)          --            --
Other                                        (0.8)          2.6          17.7
                                            -----          ----         -----
Effective income tax rate for
  continuing operations                      18.3%         45.8%         60.2%
                                            -----          ----         -----
DISCONTINUED OPERATIONS
Effective income tax rate                    38.9%         45.8%         30.7%
                                            =====          ====         =====

     As a result of a favorable tax judgement received during 1998, the Company recorded a benefit of $42 related to taxes recoverable from previous years' tax filings.

     The difference between the effective income tax rate on discontinued operations and the statutory federal income tax rate in 1996 primarily relates to non-deductible goodwill amortization and tax depletion of the Discontinued Businesses.

     At December 31, 1998, certain foreign subsidiaries of the Company had available net operating loss carryforwards aggregating $20, which are subject to certain limitations on their use.

     Significant components of deferred taxes are as follows:

=====================================================================
                                                 1998          1997
---------------------------------------------------------------------
DEFERRED TAX ASSETS
Environmental and legal obligations             $  54         $  62
Other postretirement benefits
  and pension obligations                          47            60
Net operating loss carryforwards                   20            28
Capital loss carryforwards                        136           143
AMT credits                                        98           131
Other accruals                                     40            59
                                                -----         -----
                                                  395           483

Valuation allowance                              (136)         (143)
                                                -----         -----
  Total deferred tax assets                       259           340
                                                -----         -----

DEFERRED TAX LIABILITIES
Excess of book over tax basis
  in property, plant and equipment                400           412
Other                                             183           186
                                                -----         -----
  Total deferred tax liabilities                  583           598
                                                -----         -----
  Net deferred tax liabilities ($10 in 1998
    and $22 in 1997, classified in
    Current assets)                             $ 324         $ 258
                                                =====         =====

     Certain of the income tax returns of the Company's subsidiaries are currently under examination by the Internal Revenue Service and various state tax agencies. In the opinion of management, any assessments which may result will not have a material adverse effect on the financial condition or results of operations of the Company.
     Income taxes paid during 1998 and 1997 were $40 and $53, respectively.


NOTE 7--LONG-TERM DEBT AND CREDIT ARRANGEMENTS

=====================================================================
                                                 1998          1997
---------------------------------------------------------------------
Revolving Credit Facility bearing interest
  at the prime lending rate, or at LIBOR
  or NIBOR plus .275%, at the option of
  the Company, plus a Facility Fee of .15%
  to be paid quarterly                         $  235        $  546
7% Senior Notes due 2006 (net of
  unamortized discount of $.5 and $.5)            500           500
7.625% Senior Notes due 2026 (net of
  unamortized discount of $1.1 and $1.1)          249           249
Debt payable through 2007 at interest
  rates ranging from 2.4% to 22%                   69            52
Less current maturities of long-term debt         (14)          (20)
                                               ------        ------
                                               $1,039        $1,327
                                               ======        ======

     Under the Revolving Credit Agreement, as amended on October 20, 1997, certain of the Company's subsidiaries may borrow up to $500 under an unsecured multi-currency revolving credit facility, which matures in July 2001 (the "Credit Agreement" or the "Revolving Credit Facility"). The Company is the guarantor of this facility. Borrowings under the Credit Agreement may consist of standby loans or uncommitted competitive loans offered by syndicated banks through an auction bid procedure. Loans may be borrowed in U.S. dollars and/or other currencies. The proceeds from the borrowings may be used to provide working capital and for general corporate purposes.

     The Credit Agreement contains covenants and provisions that restrict, among other things, the ability of the Company and its material subsidiaries to:
(i) create liens on any of its property or assets, or assign any rights to or security interests in future revenues; (ii) engage in sale-and-leaseback transactions; (iii) engage in mergers, consolidations or sales of all or substantially all of their assets on a consolidated basis; (iv) enter into agreements restricting dividends and advances by their subsidiaries; and (v) engage in transactions with affiliates other than those based on arm's-length negotiations. The Credit Agreement also limits the ability of certain subsidiaries of the Company to incur indebtedness or issue preferred stock. In addition, the Credit Agreement requires the Company to satisfy certain financial performance criteria.

     The Senior Notes and Senior Debentures were issued by Millennium America Inc., a wholly owned subsidiary of the

                           MILLENNIUM CHEMICALS INC.
                                 ---------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)


Company, and are guaranteed by the Company. The indenture under which the Senior Notes and Senior Debentures were issued contains certain covenants that limit, among other things: (i) the ability of Millennium America Inc. and its Restricted Subsidiaries (as defined) to grant liens or enter into sale-and-leaseback transactions; (ii) the ability of the Restricted Subsidiaries to incur additional indebtedness; and (iii) the ability of Millennium America Inc. and the Company to merge, consolidate or transfer substantially all of their respective assets.

     At December 31, 1998, the Company had outstanding notes payable of $29 bearing interest at an average rate of approximately 12% with maturity of 30 days or less; no outstanding notes were payable December 31, 1997. At December 31, 1998, the Company had outstanding standby letters of credit amounting to $102 and had unused availability under short-term lines of credit and its Revolving Credit Facility of $432. In addition, Millennium America Inc. has guaranteed certain debt obligations of Equistar up to $750.

     The maturities of long-term debt during the next five years are as follows:
1999 -- $5; 2000 -- $24; 2001 -- $245; 2002 -- $5; and 2003 and beyond -- $760.

     Interest paid for the years ended December 31, 1998, 1997 and 1996 was $72, $129 and $58, respectively.


NOTE 8 -FINANCIAL INSTRUMENTS

     Fair Value of Financial Instruments: The fair value of all short-term financial instruments approximate their carrying value due to their short maturity. The fair value of long-term financial instruments (excluding forward exchange contracts, interest rate protection agreements and the Senior Notes and Senior Debentures) approximates carrying value as they were based on terms that continue to be available to the Company from its lenders.

     The fair value of the Company's other financial instruments are based upon estimates received from independent financial advisors as follows:

=================================================================================================
                                                    1998                            1997
-------------------------------------------------------------------------------------------------
                                          CARRYING          FAIR         Carrying          Fair
                                             VALUE         VALUE            Value         Value
Senior Notes and Debentures                  $ 749         $ 695           $ 749          $ 748

     Off Balance Sheet Risk: The Company has certain receivables, payables and borrowings denominated in currencies other than the functional currency of the Company and/or its subsidiaries. The Company hedges certain of these exposures by entering into forward exchange contracts. Gains and losses related to these hedges are recognized in income as part of, and concurrent with the hedged transactions. The Company does not use derivative financial instruments for trading or speculative purposes.

     The table below summarizes the contractual amounts of the Company's forward exchange contracts at December 31, 1998, all of which mature within 90 days. The foreign currency amounts have been translated into U.S. dollars using applicable exchange rates at December 31, 1998.

==================================================
                                            Sell
--------------------------------------------------
German Marks                                $  2
French Francs                                  6
Italian Lira                                   5
Belgium Francs                                 5
Spanish Pesetas                                3
Other                                          3
                                            ----
                                            $ 24
                                            ====

     SFAS 133: On June 15, 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivatives and Hedging Activities," effective for fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in net income or as Comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is currently evaluating the implications of this new pronouncement but, due to the Company's limited use of derivative instruments, the adoption of SFAS 133 is not expected to have a significant effect on the Company's results of operations or its financial position.


NOTE 9--PENSION AND OTHER POSTRETIREMENT BENEFITS

     Domestic Pension Plans: The Company has adopted SFAS 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS 132 revises the employer's disclosure presentation but does not change the measurement or recognition of these plans.

     The Company has several noncontributory defined benefit pension and other postretirement benefit plans covering substantially all of its United States employees. The benefits for these plans are based primarily on years of credited service and average compensation as defined under the respective plan provisions. The Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time.

                           MILLENNIUM CHEMICALS INC.
                                 ---------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)


     The Company also sponsors defined contribution plans for its salaried and certain union employees. Contributions relating to defined contribution plans are made based upon the respective plan provisions.

     The following table provides a reconciliation of the changes in the benefit obligations and the fair value of the plan assets over the two-year period ending December 31, 1998, and a statement of the funded status as of December 31 for both years.

====================================================================================
                                            Pension                Other Post-
                                            Benefits           retirement Benefits
                                        1998       1997          1998       1997
------------------------------------------------------------------------------------
RECONCILIATION OF BENEFIT OBLIGATION
Projected benefit obligation at
  December 31                          $ 671      $ 636         $ 127      $ 234
Service cost, including interest           7         14            10          8
Interest on PBO                           46         45            --         --
Participant contributions                 --         --             2          2
Benefit payments                         (79)       (54)          (14)       (15)
Special termination benefits               6         --            --          1
Curtailments                              (2)         5
Net experience loss (gain)                42         25             2        (19)
Amendments                                24                                 (65)
Divestiture                               --         --            --        (19)
                                       -----      -----         -----      -----
Projected benefit obligation
  at December 31                         715        671           127        127
                                       -----      -----         -----      -----

RECONCILIATION OF FAIR VALUE
  OF PLAN ASSETS
Fair value of plan assets at
  December 31                            776        718            --         --
Return on plan assets                     87        106            --
Employer contributions                     2          6            11         13
Participant contributions                                           2          2
Benefit payments                         (75)       (54)          (13)       (15)
                                       -----      -----         -----      -----
Fair value of plan assets at
  December 31                            790        776            --         --
                                       -----      -----         -----      -----

FUNDED STATUS
Funded status at December 31              75        105          (127)      (127)
Unrecognized net asset                    (1)        (1)
Unrecognized prior-service cost           23          5            --         --
Unrecognized loss (gain)                  22         10           (23)       (26)
Additional minimum liability              (8)        (5)           --         --
                                       -----      -----         -----      -----
Prepaid (accrued) interest             $ 111      $ 114         $(150)     $(153)
                                       =====      =====         =====      =====

     The following table provides the components of net periodic benefit cost for the plans for 1998 and 1997.

     Pension benefit income was $10 while other postretirement benefits costs were $6 for the year ended December 31, 1996.

====================================================================================
                                            Pension                Other Post-
                                            Benefits           retirement Benefits
                                        1998       1997          1998       1997
------------------------------------------------------------------------------------
NET PERIODIC BENEFIT COST
Service cost, including interest        $   7      $  13        $  10      $   8
Interest on PBO                            46         45           --
Return on plan assets                     (61)       (82)          --         --
Amortization of unrecognized
  net loss                                  2         --           (2)        (2)
Amortization of prior service cost          1          1           --
Deferral                                   --         21           --         --
Special termination benefits                6                      --          2
Recognition of prior service cost           5         --           --         --
Curtailment loss                                       5
                                        -----      -----        -----      -----
Net periodic benefit cost                   6          3            8          8
Defined contribution plans                  1          1
                                        -----      -----        -----      -----
Net periodic benefit cost
  after curtailment                     $   7      $   4        $   8      $   8
                                        =====      =====        =====      =====

The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

====================================================================================
                                            Pension                Other Post-
                                            Benefits           retirement Benefits
                                        1998       1997          1998       1997
------------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31
  Discount rate                         7.00%      7.25%         7.00%      7.25%
  Expected return on plan assets        9.00%      9.00%
  Rate of compensation increase         4.25%      4.25%         4.25%      4.25%

     The projected benefit obligation, accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligations in excess of the plan assets were $42, $40 and $28, respectively, for the year ended December 31, 1998; and $36, $34 and $25; respectively, for the year ended December 31, 1997.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% increase or decrease in assumed health care cost trend rates would affect service and interest components of postretirement health care benefit cost by $1 for the years ended December 31, 1998 and 1997, respectively. The effect on the accumulated postretirement benefit obligation would be $8 for the years ended December 31, 1998 and 1997, respectively.

     Foreign Benefit Arrangements: The Company's foreign subsidiaries have several defined benefit plans. The assets of these plans are held separately from the Company in independent funds. The total pension expense was $3 in each of the years ended December 31, 1998 and 1997.

                           MILLENNIUM CHEMICALS INC.
                                 ---------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)


     Where required, the contributions are determined by a qualified actuary every three years. The most recent such valuation was April 1, 1998. Assumptions were 8% per year for return on investment, 8% per year for salary increases and 4% per year for present and future pension increases.

     The aggregate market value of the plan assets was $110, approximately 120% of the benefit obligations, after allowing for expected future increases in earnings.


NOTE 10--EMPLOYEE BENEFIT PLANS

     The Company adopted a Long Term Stock Incentive Plan ("Stock Incentive Plan") for the purpose of enhancing the profitability and value of the Company for the benefit of its shareholders. A maximum of 3,909,000 shares of Common Stock may be issued or used for reference purposes pursuant to the Stock Incentive Plan.

     The Stock Incentive Plan provides for the following types of awards to employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights; (iii) restricted stock; (iv) performance units; and (v) performance shares. The vesting schedule for granted restricted stock awards is as follows: (i) three equal tranches aggregating 25% of the total award will vest in each of October 1999, 2000 and 2001; and (ii) three equal tranches aggregating 75% of the total award will be subject to the achievement of "value creation" performance criteria established by the Compensation Committee for each of the three performance cycles commencing January 1, 1997 and ending December 31, 1999, 2000 and 2001, respectively. If and to the extent such criteria are achieved, half of the earned portion of a tranche relating to a particular performance-based cycle of the award will vest immediately and the remainder will vest in five equal annual installments commencing on the first anniversary of the end of the cycle.

     Options granted under the Stock Incentive Plan vest three years from the date of grant and expire ten years from the date of grant. All grants under the Stock Incentive Plan fully vest in the event of a change-in-control (as defined by the plan) of the Company, or in the case of employees of a subsidiary of the Company, a change-in-control of the relevant subsidiary.

     The Company has authorization under the Stock Incentive Plan to grant awards for up to an additional 184,256 shares at December 31, 1998.

     Unearned restricted stock, based on the market value of the shares at each balance sheet date, is included as a separate component of Shareholders' equity and amortized over the restricted period. Compensation expense of $6, $23 and $2 was recognized for the years ended December 31, 1998, 1997 and 1996, respectively. Expense for 1997 included $12 as a result of the change-in-control provisions being triggered by the formation of Equistar for certain restricted stock awards and options held by employees of Millennium Petrochemicals.

     A summary of changes in the awards under the Stock Incentive Plan (other than awards to non-employee directors) is as follows:

====================================================================================
                                           Weighted                      Weighted
                                            Average                       Average
                            Restricted        Grant          Share       Exercise
                                Shares        Price         Options         Price
------------------------------------------------------------------------------------
Initial awards on
  October 8, 1996            2,912,322      $ 22.32        523,000        $ 19.00
                             ---------      -------       --------        -------
Balance at
  December 31, 1996          2,912,322      $ 22.32        523,000        $ 19.00
Vested and issued             (683,273)       22.32             --          19.00
Cancelled                     (226,491)       22.32       (200,000)         19.00
Granted                        174,736        23.72         81,000          22.15
                             ---------                    --------
Balance at
  December 31, 1997          2,177,294        22.43        404,000          19.79
Vested and issued               (5,600)       22.32        (59,000)         19.00
Cancelled                      (25,538)       22.32             --             --
Granted                        311,153        33.15        160,000          23.91
                             ---------                    --------
BALANCE AT
 DECEMBER 31, 1998           2,457,309      $ 23.81        505,000         $21.15
                             =========      =======       ========        =======

     For options outstanding at December 31, 1998, the range of exercise prices was $18.00 to $34.875 per share, and the weighted-average remaining contractual life was 9 years. The weighted-average fair value at December 31, 1998, was $4 per share option.

     The Company adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." The impact on net income and earnings per share would not have been materially different had compensation expense for the Company's incentive plan been determined based on the fair value of such grants on the grant date in accordance with the provisions of SFAS 123.

     The Company has a deferred compensation plan that permits officers, directors and certain management employees to defer a portion of their compensation on a pre-tax basis in the form of Common Stock. A rabbi trust (the "Trust") has been established to hold shares of Common Stock purchased in open market transactions to fund this obligation. Shares purchased by the Trust are reflected as Treasury stock and along with the related obligation for this plan, are included in Shareholders' equity. At December 31, 1998, 256,987 shares have been purchased for $7 and are held in the Trust.

     The Company has a Long Term Incentive Plan for certain management employees. The plan provides for awards of Common Stock to be granted if annual EVA'r' targets are achieved. Such

                           MILLENNIUM CHEMICALS INC.
                                 ---------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

earned shares are held in a trust until certain vesting provisions are satisfied. Such awards will vest on the later of: (a) three years following the date of grant or (b) achievement of cumulative positive EVA'r' during a three-consecutive-year period. Unvested shares will be forfeited after six years. Compensation expense of $1 was recognized in 1998.


NOTE 11--RELATED PARTY TRANSACTIONS

     One of the Company's subsidiaries purchases ethylene from Equistar at market-related prices pursuant to an agreement made in connection with the formation of Equistar. Under the agreement the subsidiary is required to purchase 100% of its ethylene requirements for its La Porte, Texas, facility up to a maximum of 330 million pounds per year. The initial term of the contract expires December 1, 2000. Thereafter, the contract automatically renews annually. Either party may terminate on one year's notice. The subsidiary incurred charges of $41 in 1998 under this contract.

     One of the Company's subsidiaries and Equistar have entered into various operating, manufacturing and technical service agreements. These agreements provide the subsidiary with materials management, certain utilities, administrative office space, health, safety and environmental services. The subsidiary incurred charges of $5 in 1998 for such services.


NOTE 12--COMMITMENTS AND CONTINGENCIES

     The Company is subject, among other things, to several proceedings under the Federal Comprehensive Environmental Response Compensation and Liability Act and other federal and state statutes or agreements with third parties. These proceedings are in various stages ranging from initial investigation to active settlement negotiations to implementation of the clean-up or remediation of sites. Additionally, certain of the Company's subsidiaries are defendants or plaintiffs in lawsuits that have arisen in the normal course of business including those relating to commercial transactions and product liability. While certain of the lawsuits involve allegedly significant amounts, it is management's opinion, based on the advice of counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations. The Company believes that the range of potential liability for these matters, collectively, which primarily relate to environmental remediation activities, is between $150 and $176 and has accrued $176 as of December 31, 1998.

     The Company has various contractual obligations to purchase raw materials used in its production of TiO2 and fragrance and flavor chemicals. Commitments to purchase ore used in the production of TiO2 are generally 1-to 8-year contracts with competitive prices generally determined at a fixed amount subject to escalation for inflation. Total commitments to purchase ore for TiO2 aggregate approximately $1,100 and expire between 1999 and 2002. Commitments to acquire crude sulfate turpentine, used in the production of fragrance chemicals, are generally pursuant to 1-to 5-year contracts with prices based on the market price and which expire between 1999 and 2008.

     The Company is organized under the laws of Delaware and is subject to United States federal income taxation of corporations. However, in order to obtain clearance from the United Kingdom Inland Revenue as to the tax-free treatment of the Demerger stock dividend for United Kingdom tax purposes for Hanson and Hanson's shareholders, Hanson agreed with the United Kingdom Inland Revenue that the Company will continue to be centrally managed and controlled in the United Kingdom at least until September 30, 2001. Hanson also agreed that the Company's Board of Directors will be the only medium through which strategic control and policy making powers are exercised, and that board meetings almost invariably will be held in the United Kingdom during this period. The Company has agreed not to take, or fail to take, during such five-year period, any action that would result in a breach of, or constitute non-compliance with, any of the representations and undertakings made by Hanson in its agreement with the United Kingdom Inland Revenue and to indemnify Hanson against any liability and penalties arising out of a breach of such agreement. The Company's By-Laws provide for similar constraints. The Company and Hanson estimate that such indemnification obligation would have amounted to approximately $421 if it had arisen during the twelve months ended September 30, 1997, and that such obligation will decrease by approximately $84 on each October 1 prior to October 1, 2001, when it will expire.

     If the Company ceases to be a United Kingdom tax resident at any time, the Company will be deemed for purposes of United Kingdom corporation tax on chargeable gains to have disposed of all of its assets at such time. In such a case, the Company would be liable for United Kingdom corporation tax on chargeable gains on the amount by which the fair market value of those assets at the time of such deemed disposition exceeds the Company's tax basis in those assets. The tax basis of the assets would be calculated in pounds sterling, based on the fair market value of the assets (in pounds sterling) at the time of acquisition of the assets by the Company, adjusted for United Kingdom inflation. Accordingly, in such circumstances, the Company could incur a tax liability even though it has not actually sold the assets and even though the underlying value of the assets may not actually have appreciated (due to currency movements). Since it is impossible to predict the future value of the Company's assets, currency movements and inflation rates, it is impossible to predict the magnitude of such liability, should it arise.

                           MILLENNIUM CHEMICALS INC.
                                 ---------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)


NOTE 13--OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

     Using the guidelines set forth in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," the Company's principal operations are grouped into four business segments: titanium dioxide and related products; acetyls; specialty chemicals; and polyethylene, alcohol and related products. See page 19 for information with respect to these segments.

     Most of the Company's foreign operations are conducted by subsidiaries in the United Kingdom, France, Brazil and Australia. Sales between the Company's operations are made on terms similar to those of its third-party distributors. Sales between geographic areas are not significant.

     Income and expense not allocated to industry segment in computing operating income include interest income and expense and other income and expense of a general corporate nature.

     Export sales from the United States for the years ended December 31, 1998, 1997 and 1996 were approximately $157, $273 and $272, respectively.

===============================================================================
                                             1998          1997          1996
-------------------------------------------------------------------------------
NET SALES
United States                              $  993        $2,677        $2,693
Non United States
  United Kingdom                              220           255           231
  France                                      228
  Asia/Pacific                                160           138           146
  Brazil                                       76
                                           ------        ------        ------
                                              684           393           377
                                           ------        ------        ------
Inter-area elimination                        (80)          (22)          (30)
                                           ------        ------        ------
Total                                      $1,597        $3,048        $3,040
                                           ======        ======        ======

OPERATING INCOME
United States                              $   90        $  422        $  245
Non-United States
  United Kingdom                               23            10            16
  France                                       22            --            --
  Asia/Pacific                                 54            17            22
  Brazil                                       16            --            --
                                           ------        ------        ------
                                              115            27            38
                                           ------        ------        ------
Total                                      $  205        $  449        $  283
                                           ======        ======        ======

IDENTIFIABLE ASSETS
United States                              $3,098        $3,599
Non-United States
  United Kingdom                              354           296
  France                                      288           253
  Asia/Pacific                                121           102
  Brazil                                      181
  All Other                                    58            76
                                           ------        ------
                                            1,002           727
                                           ------        ------
Total                                      $4,100        $4,326
                                           ======        ======


MARKET FOR REGISTRANT'S COMMON STOCK AND
RELATED SHAREHOLDER MATTERS

     The Common Stock of the Company is traded on the New York Stock Exchange (the "NYSE") under the symbol "MCH". The following table sets forth the high and low closing sales prices per share of Common Stock reported by the NYSE since October 2, 1996, the commencement of "regular way" trading:

=====================================================================
                                                 High           Low
---------------------------------------------------------------------
1996
Fourth quarter                                $23.000       $17.250

1997
First quarter                                 $20.875       $16.875
Second quarter                                 22.750        17.500
Third quarter                                  23.500        20.250
Fourth quarter                                 24.063        22.250

1998
First quarter                                 $33.625       $20.250
Second quarter                                 36.875        31.375
Third quarter                                  32.625        18.625
Fourth quarter                                 25.250        18.500

     As of March 15, 1999, there were 29,014 record holders of Common Stock. The closing price per share of Common Stock as reported by the NYSE on such date was $19.00.

     On January 22, 1999, the Company declared a dividend of $0.135 per share of Common Stock payable to all holders of record on March 24, 1999, and will carry a United Kingdom notional tax credit of $0.015 per share in respect of the dividend. This dividend will be paid on April 9, 1999.

                "Excerpts from 1997 Annual Report to Shareholders"

                           Millennium Chemicals Inc.
                                ------------
                         Index to the Financial Review

                                       18
                     Selected and Quarterly Financial Data

                                       19
                              Segment Information

                                       20
                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

                                       28
                       Report of Independent Accountants

                                       29
                          Consolidated Balance Sheets

                                       30
                Consolidated (Combined) Statements of Operations

                                       31
                Consolidated (Combined) Statements of Cash Flows

                                       32
                       Consolidated (Combined) Statements
                       of Changes in Shareholders' Equity

                                       33
             Notes to Consolidated (Combined) Financial Statements

               Disclosure Concerning Forward-Looking Statements

All statements, other than statements of historical fact, included in this Annual Report to Shareholders, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Outlook for 1998" are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements ("Cautionary Statements") include: the balance between industry production capacity and operating rates on the one hand, and demand for the products of Millennium Chemicals Inc. (the "Company") and Equistar Chemicals, LP ("Equistar"), including ethylene, polyethylene and titanium dioxide, on the other hand; the economic trends in the United States and other countries which serve as the Company's and Equistar's marketplace; customer inventory levels; competitive pricing pressures; the cost and availability of the Company's feedstocks and other raw materials, including natural gas and ethylene; competitive technology positions; and failure to achieve the Company's or Equistar's productivity improvement and cost-reduction targets or to complete construction projects on schedule.

Some of these Cautionary Statements are discussed in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations." All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such Cautionary Statements.

                            Millennium Chemicals Inc.
                                  ------------
                      Selected and Quarterly Financial Data
                         (in millions except share data)


Selected Financial Data                                                                           Three
                                                                     Year Ended                 Months Ended   Fiscal Year Ended
                                                                     December 31                 December 31      September 30
                                                     --------------------------------------     -------------  ------------------
                                                     1997(1)       1996                1995        1994        1994       1993(6)
---------------------------------------------------------------------------------------------------------------------------------
Income statement data
Net sales                                            $ 3,048    $ 3,040           $  3,800       $   908       $ 3,288   $   862
Operating income                                         449        283(2)             842           203           344       139
Income from continuing operations                        185        141(2)(3)          331            84            66       103
Net income (loss)                                        185     (2,701)(2)(3)(4)      349            96            94       123

Balance sheet data (at period end)
Total assets (5)                                     $ 4,326    $ 5,601            $10,043       $10,024       $ 9,691   $10,135
Total liabilities                                      2,862      4,283              5,242         5,166         5,053     4,692
Shareholders' equity (5)                               1,464      1,318              4,801         4,858         4,638     5,443

Other data (with respect to continuing operations)
Depreciation and amortization                        $   203    $   201            $   241       $    59       $   247   $    44
Capital expenditures                                     152        285                276            30           109        28



(1) Includes 11 months of polyethylene, alcohol and related products businesses which were contributed to Equistar Chemicals, LP ("Equistar") on December 1, 1997. Since December 1, 1997, the equity method is used to account for the 43% interest held by Millennium Chemicals Inc. (the "Company").

(2) Includes the effects of non-recurring charges of $75 ($48 after-tax) to reduce the carrying value of certain facilities employed in the sulfate-process manufacturing of titanium dioxide ("TiO2") and to provide for the costs associated with the closure of certain of these facilities, as described in Note 5 to the Consolidated (Combined) Financial Statements of the Company.

(3) Includes gain of $210 ($86 after-tax) resulting from the Company's sale in March 1996 of a 73.6% equity interest in Suburban Propane Partners, L.P. ("Suburban Propane"), as described in Note 2 to the Consolidated (Combined) Financial Statements of the Company. In 1995 and fiscal 1994, Suburban Propane is included as a continuing operation.

(4) Includes the effects of a non-cash after-tax charge of $3,206 relating to one of the Discontinued Businesses (as defined in Note 5 to the Consolidated (Combined) Financial Statements of the Company) as a result of the Company's adoption of the long-lived asset carrying value methodology provided by SFAS 121, as described in Note 5 to the Consolidated (Combined) Financial Statements of the Company. The Discontinued Businesses were sold to Hanson on October 6, 1996.

(5) Includes net assets of the Discontinued Businesses: $3,772 at December 31, 1995; $3,757 at December 31, 1994; $3,757 at September 30, 1994; and, $3,935 at
September 30, 1993.

(6) Income statement data and other data for fiscal 1993 exclude the operations of Millennium Petrochemicals, which was acquired on September 30, 1993, in a transaction accounted for as a purchase.


-------------------------------------------------------------------------------------------------------------------
Quarterly Financial Data                                         1st Qtr.      2nd Qtr.      3rd Qtr.      4th Qtr.
-------------------------------------------------------------------------------------------------------------------

1997
Net sales                                                        $   794       $   813       $   816      $   625
Operating income                                                      66           132           157           94
Net income                                                            20            82            67           16
Basic earnings per share                                             .27          1.10           .90          .21

1996
Net sales                                                        $   730       $   780       $   769      $   761
Operating income                                                      86            29            90           78
Net income (loss) from continuing operations                         112           (19)           10           38
Net (loss) income                                                 (3,078)          (33)           47          363
Income from continuing operations per share                         1.50         (0.26)         0.13         0.51
Net income per share                                              (41.36)        (0.44)         0.63         4.88
Pro forma income (loss) from continuing operations                   118           (10)           22           38
Pro forma income (loss) from continuing operations per share        1.59         (0.13)         0.30         0.51

                            Millennium Chemicals Inc.
                                  ------------
                               Segment Information
                                  (in millions)

-----------------------------------------------------------------------------------------------------
                                                            1997              1996              1995
-----------------------------------------------------------------------------------------------------
Net sales
Titanium dioxide and related products                     $  843            $  868            $  848
Acetyls                                                      271               240               328
Specialty chemicals                                          148               127               115
Polyethylene, alcohol and related products (1)             1,786             1,805             1,870
                                                          ------            ------            ------
                                                           3,048             3,040             3,161
Propane (2)                                                   --                --               639
                                                          ------            ------            ------
    Total                                                 $3,048            $3,040            $3,800
                                                          ------            ------            ------
                                                          ------            ------            ------
Operating income
Titanium dioxide and related products (3)                 $   60            $    7            $  177
Acetyls                                                       39                12                96
Specialty chemicals                                           42                36                31
Polyethylene, alcohol and related products (1)               308               228               485
                                                          ------            ------            ------
                                                             449               283               789
Propane (2)                                                   --                --                53
    Total                                                 $  449            $  283            $  842
                                                          ------            ------            ------
                                                          ------            ------            ------
Depreciation and amortization
Titanium dioxide and related products                     $   44            $   46            $   42
Acetyls                                                       28                24                29
Specialty chemicals                                            6                 4                 3
Polyethylene, alcohol and related products (1)               125               127               132
Propane (2)                                                   --                --                34
Corporate                                                     --                --                 1
                                                          ------            ------            ------
    Total                                                 $  203            $  201            $  241
                                                          ------            ------            ------
                                                          ------            ------            ------
Capital expenditures
Titanium dioxide and related products                     $   77            $   81            $  124
Acetyls                                                       24                65                30
Specialty chemicals                                           10                12                17
Polyethylene, alcohol and related products (1)                41               127                75
Propane (2)                                                   --                --                29
Corporate                                                     --                --                 1
                                                          ------            ------            ------
    Total                                                 $  152            $  285            $  276
                                                          ------            ------            ------
                                                          ------            ------            ------
Identifiable assets at year end

Titanium dioxide and related products                     $  908            $  854
Acetyls                                                      824               708
Specialty chemicals                                          108                87
Polyethylene, alcohol and related products (1)                --             3,241
Corporate (4)                                              2,486               711
                                                          ------            ------
    Total                                                 $4,326            $5,601
                                                          ------            ------
                                                          ------            ------

(1) Segment information for 1996 and 1995 has been restated to combine the information for the polyethylene, alcohol and related products businesses which have been contributed to Equistar as one segment. The Company's 43% interest in Equistar is excluded from this segment beginning December 1, 1997, at which time the equity method is used to account for this continuing investment.

(2) Suburban Propane is reflected as a continuing operation of the Company through December 31, 1995. In March 1996, the Company sold a 73.6% interest in Suburban Propane in an initial public offering. The Company has accounted for its continuing investment using the equity method effective January 1, 1996.

(3) 1996 includes non-recurring charges of $75 ($48 after tax) to reduce the carrying value of certain facilities employed in the sulfate-process manufacturing of TiO2 and to provide for the costs associated with the closure of certain of these facilities.

(4) Corporate assets consist primarily of cash and cash equivalents, equity investments and other assets.

                            Millennium Chemicals Inc.
                                  ------------
                      Management's Discussion and Analysis

Introduction

Millennium Chemicals Inc.'s (the "Company") principal operations are grouped into four business segments: titanium dioxide and related products, acetyls, specialty chemicals and polyethylene, alcohol and related products. The Company's businesses comprising the polyethylene, alcohol and related products segment were contributed to Equistar Chemicals, LP ("Equistar"), a joint venture partnership formed by the Company and Lyondell Petrochemical Company ("Lyondell") on December 1, 1997, to own and operate the olefins and polymers businesses of the partners. Results of these businesses for the first eleven months of 1997, before the formation of Equistar, are included. Since December 1, 1997, the Company's 43% share in the results of Equistar is accounted for using the equity method.

On March 20, 1998, the Company, Lyondell and Occidental Petroleum Corporation ("Occidental") announced the signing of a definitive agreement to expand Equistar with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental's chemical subsidiary. See Note 13 to the Consolidated (Combined) Financial Statements.

The following information should be read in conjunction with the Company's Consolidated (Combined) Financial Statements and Notes thereto. In connection with the forward-looking statements that appear in the following information, the Cautionary Statements referred to in "Disclosure Concerning Forward-Looking Statements" should be reviewed carefully.

Historical Cyclicality of Components
of the Company's Operations

The markets for ethylene and polyethylene in which the Company participates through its interest in Equistar are highly cyclical. The global markets for titanium dioxide ("TiO2") and acetyls are also cyclical, although to a lesser degree. In contrast, the Company believes that, over a business cycle, the markets for specialty chemicals are generally more stable in terms of industry demand, selling prices and operating margins.

In the United States, demand for ethylene and its primary derivative, polyethylene, has historically fluctuated from year to year. Demand for ethylene and polyethylene, respectively, has increased at average annual rates of approximately 4.7% and 3.6% over the last five years and approximately 2.4% and 5.3% over the last ten years. The industry is particularly sensitive to capacity additions, including capacity to manufacture ethylene, polyethylene's principal raw material. Polyethylene producers have historically experienced alternating periods of inadequate ethylene and/or polyethylene capacity, resulting in increased selling prices and operating margins, followed by periods of large capacity additions, resulting in declining capacity utilization rates, selling prices and operating margins. The cyclicality of ethylene and polyethylene profitability is further influenced by fluctuations in the price of feedstocks for ethylene, which include natural gas and natural gas liquids, and which generally follow price trends for crude oil. Recently, a heightened interest in forming partnerships between companies for existing and new capacity is evident in the industry. These partnerships expect to capitalize on the scale of combined production facilities and the opportunities for cost synergies.

TiO2 is considered a "quality of life" performance chemical, the demand for which is influenced by changes in the gross domestic product of various regions of the world. The worldwide TiO2 industry has experienced cyclical demand, supply and pricing, although to a lesser degree than the ethylene and polyethylene industry. Demand for TiO2 has historically fluctuated from year to year, although it has increased at average annual rates of 3.3% over the last five years, and rates have varied among the regional marketplaces in the world. The industry is also sensitive to changes in its customers' marketplaces, which are primarily the paint and coatings, plastics and paper industries. In recent history, consolidations and nega-

                            Millennium Chemicals Inc.
                                  ------------
                      Management's Discussion and Analysis

                                      [GRAPH]

tive business conditions within certain of those industries have put pressure on TiO2 prices as companies compete to keep volumes placed. In addition, TiO2 is manufactured using two different technologies: the environmentally preferred chloride process and the sulfate process.The cost structure of these processes can differ significantly, with the sulfate process generally carrying a higher cost to produce. In periods of declining selling prices, the profitability of sulfate-process production is generally the first to be negatively affected.

Results for 1997 and Outlook for 1998

The Company had operating income of $449 million for the year ended December 31, 1997, an increase of $166 million (59%) from 1996. Net sales for 1997 of $3.048 billion were relatively flat compared to 1996. These results include the results of operations for the polyethylene, alcohol and related products businesses through November 30, 1997, at which time the Company contributed these businesses to Equistar. During 1997, the Company incurred one-time reorganization and other costs related to the formation of Equistar of $47 million ($37 million post-tax), which was principally offset by a one-time gain related to an insurance settlement of $46 million ($28 million post-tax). During 1996, the Company recorded non-recurring charges of $75 million ($48 million after tax) to reduce the carrying value and provide for closure costs of certain TiO2 sulfate-process production facilities. Excluding these non-recurring items, the Company's operating income increased $92 million (26%) from the prior year. This increase is due primarily to higher average selling prices for polyethylene and acetyls, the prices of which had dropped dramatically during 1996, combined with lower feedstock costs during 1997. While the pricing trends for TiO2 improved during 1997, reversing the downward slide of prices which began in late 1995, the average selling price for the whole of 1997 was below that of 1996. Accordingly, 1997 operating income for this segment was below
1996 levels.

Income from continuing operations for 1997 of $185 million increased $44 million (31%), compared to 1996 income from continuing operations. 1996 includes a one-time after-tax gain from the sale by the Company of a 73.6% interest in Suburban Propane Partners, L.P. ("Suburban Propane") of $86 million. On a pro forma basis, income from continuing operations, excluding this gain and charges related to the sulfate-process TiO2 operations in 1996 and excluding the reorganization costs and gain from an insurance settlement in 1997, would have been $91 million (88%) higher than 1996.

Titanium dioxide and related products: Titanium dioxide and related products operating income increased to $60 million from $7 million in 1996. Operating income in 1996 included $75 million of non-recurring charges related to the closure of certain sulfate-process production facilities in response to deteriorating market conditions during that period. Excluding these charges, operating income for the year decreased 27% from 1996. Net sales for 1997 decreased 3% to $843 million, compared to $868 million for 1996.

Strong demand from the spring paint and coating season, the rationalization of some industry capacity and other market factors steadied the marketplace during the year. Overall sales volumes reached record levels in 1997, 4% higher than 1996, despite the loss of some volume from the reduction of sulfate-process production during the year.

Pricing trends, which started downward in 1995 and continued to fall through 1996, reversed direction in March 1997 and rose through the balance of 1997. This trend is expected to continue in 1998 as global price increase announcements are expected to be supported by strong demand and tight supply. While the average TiO2 selling price for 1997 was 7% lower than the prior year, the fourth quarter's average price was 5% higher than in the third quarter and 4% above last year's comparable quarter. The

                            Millennium Chemicals Inc.
                                  ------------
                      Management's Discussion and Analysis


fourth quarter price gains by region were 3% in the Americas, 8% in Europe and nearly 10% in Asia/Pacific, where the previous price declines were the most dramatic.

The lower average prices, combined with unfavorable foreign currency fluctuations in Europe and Australia, adversely impacted 1997 profitability. These effects were largely, but not fully, offset by lower production costs and higher production output as a result of cost-control programs put in place early this year to reduce annual production costs by $100 million from 1996 levels by 1999.

The TiO2 plants produced at approximately 97% of capacity during 1997, compared to 88% during 1996. This added production not only reduced overall unit costs, but was necessary to meet growing demand during the year. By the end of 1997, inventories had dropped to record-low levels. A $120 million capital project to expand capacity at the Stallingborough, United Kingdom, plant by 41,000 metric tons per annum ("tpa") is progressing, with completion expected by the end of 1998 and production ramping up in early 1999. On December 31, 1997, the Company acquired Rhone-Poulenc's TiO2 and related intermediate and specialty chemicals operations in France, adding 138,000 tpa of TiO2 capacity and intermediate and specialty chemical capacity to serve the growing demand in Europe.

The outlook for 1998 includes a continuation of the improving pricing trend worldwide, supported by continued growth in demand. Combined with progress in realizing the benefits of cost initiatives, profitability should continue to improve in this segment.

Acetyls: Net sales of acetyls increased $31 million (13%) to $271 million in 1997, and operating income more than tripled to $39 million. The increase in operating income primarily related to increased selling prices in all three of its product lines over depressed 1996 levels. Average selling prices for 1997 were 10%, 3% and 28% higher than 1996 for vinyl acetate monomer ("VAM"), acetic acid and methanol, respectively. In addition, the mechanical difficulties experienced in the 1996 conversion of the syngas unit to natural gas feedstock were resolved early in 1997, significantly improving production output and reducing production costs during the year.

Demand for VAM in 1997 was steady, with volumes 1% above 1996. A mid-year price increase and new industry capacity coming on-stream were absorbed by higher demand. Weakening Asian markets had a negative impact in the fourth quarter, with prices falling 4% from the previous quarter. Continued reduced demand from these markets during 1998 would put further pressure on prices. The outlook for 1998 profitability anticipates such price declines, offset somewhat by lower feedstock costs.

Acetic acid sales volumes were 17% below prior year, primarily as a result of a planned customer outage during 1997. Volumes are expected to return to more normal levels in 1998. Prices, which increased earlier in the year, dropped 2% in the fourth quarter as formula-driven prices were impacted by falling feedstock costs. During 1998, commercialization of proprietary low-water technology, if proven successful, is expected to increase capacity by 11% and reduce per unit operating costs for acetic acid.

Methanol sales volumes for 1997 were 57% higher than the prior year, with industry outages during the year keeping supplies tight. Prices, which were up 17% in the fourth quarter over 1996, and equal to the third quarter, fell sharply in early 1998.

Lower feedstock costs and improved production efficiency should mitigate the negative impact of declining prices in the acetyls businesses in 1998.

Specialty chemicals: Another record year was completed by Millennium Specialty Chemicals, with operating income of $42 million increas-

                                    [GRAPH]

                            Millennium Chemicals Inc.
                                  ------------
                      Management's Discussion and Analysis

                                    [GRAPH]

ing $6 million (17%) from 1996. Net sales also increased $21 million (17%) to $148 million. A 6% increase in sales volume for fragrance chemicals was principally responsible for the increased profitability. The cost of crude sulfate turpentine ("CST"), a principal raw material for these chemicals, increased an average of 25% over 1996 levels. These higher costs have thus far been offset by strong demand for these products together with tight supplies, keeping prices at premium levels.

Millennium Specialty Chemicals expects to spend up to $27 million in 1998 on cost-reduction projects and to further expand production capacity for its high-demand, value-added fragrance chemical products.

The outlook for fragrance and flavor chemicals, while good, is expected to include some downward pressure on prices as new competitors enter these markets.

Polyethylene, alcohol and related products: Net sales of polyethylene, alcohol and related products (which includes sales from these businesses for the eleven months ended November 30, 1997, at which time they were contributed to Equistar) were $1.786 billion for 1997, a decrease of $19 million (1%) from 1996 full-year results.

Operating income increased $80 million (35%) to $308 million for 1997, principally as a result of a 15% increase in average selling prices during the 1997 period coupled with lower feedstock costs, which declined from peak 1996 levels. During 1997, strong demand, both domestically and in the export markets, coupled with tight supply resulted in prices rising through the third quarter. Prices began to slowly weaken thereafter as expectations of new industry capacity coming on-stream and normal seasonal slowdowns reduced demand and put pressure on prices. Prices during the fourth quarter were down 5% from the third quarter. Polyethylene unit volumes for the 1997 period were 2% higher than 1996.

Feedstock costs were on average 31% lower than last year's historical highs, as warmer-than-normal winter weather reduced demand for natural gas and natural gas liquids. These costs continued their decline late in the year as winter temperatures remained above normal, and crude oil inventories began building due to decreased demand from Asian markets. By year end, and into 1998, feedstock costs continued below expectations, softening the impact of declining prices on margins late in the year.

Continued downward pressure on ethylene and polyethylene prices is expected during 1998, as is a return to more normal levels of feedstock costs. Accordingly, the ethylene and polyethylene businesses are expected to generate lower income in 1998. The Company, through its 43% interest in Equistar, will be affected by any such downturn.

1996 Results Compared to 1995

The Company had operating income of $283 million for the year ended December 31, 1996, a decrease of $559 million (66%) from 1995, and net sales of $3.040 billion, a decrease of $760 million (20%). The Company recorded non-recurring charges of $75 million ($48 million after tax) during 1996 to reduce the carrying value of certain facilities employed in the sulfate-process manufacturing of TiO2 and to provide for the cost associated with the closure of certain of these facilities. In addition, as a result of the sale of a 73.6% interest in Suburban Propane through an initial public offering in March 1996, the Company's interest in the results of Suburban Propane has been reflected as equity in earnings of Suburban Propane in the Consolidated (Combined) Financial Statements of the Company since January 1, 1996. Suburban Propane contributed $639 million to net sales and $53 million to operating income during 1995. Exclu-ding Suburban Propane and the non-recurring charges referred to above, the Company's net sales decreased $121 million (3.8%) and its operating income decreased $431 million (55%)

                            Millennium Chemicals Inc.
                                  ------------
                      Management's Discussion and Analysis


Rest of World
Asia/Pacific
Western Europe
North America
*December 31, 1997, including
the Thann et Mulhouse acquisition


from the prior year. These decreases are primarily due to lower average selling prices for polyethylene, acetyls and performance polymer product as they declined from their 1995 peak levels and declining selling prices for TiO2 as a result of high producer inventories, excess capacity and customer destocking. Additionally, increasing costs for feedstocks for ethylene (polyethylene's principal raw material) and higher costs for titanium ores during this period further reduced operating income.

On a pro forma basis, basic earnings per share from continuing operations for 1996 would have been $2.26, based on 74,412,000 shares outstanding (as calculated under the recently issued FAS 128 and which assumes the shares issued to Hanson shareholders pursuant to the Demerger were outstanding for the entire year). Such earnings per share include ($0.65) and $1.15 per share from the after-tax impact of the non-recurring charges related to the sulfate-process TiO2 operations and the gain on the sale of the 73.6% interest in Suburban Propane, respectively.

Titanium dioxide and related products: Titanium dioxide and related products operating income for 1996 decreased $170 million (96%) from $177 million in 1995. This reflects non-recurring charges of $75 million ($48 million after tax) to reduce the carrying value of certain facilities employed in the sulfate-process manufacturing of TiO2 and to provide for the cost associated with the closure of certain of these facilities. Excluding these non-recurring charges, operating income for the year decreased $95 million (54%) compared to 1995. Net sales for 1996 increased 2% to $868 million, compared to $848 million for 1995.

During 1996, the TiO2 industry experienced severe price competition, with global prices continuing on a downward trend which began in late 1995. The price erosion reflected a confluence of market factors, including customer destocking, consolidations in the paint and coatings industry, a weak paper industry, increased TiO2 capacity and a weak spring paint and coatings season. These conditions caused global average TiO2 selling prices in United States dollar terms to be 6% lower during 1996, compared to 1995, as producers attempted to maintain volume and market share. These declines were worldwide, with yearly average prices down 3% in the Americas, 8% in Europe and 13% in the Asia/Pacific region compared to yearly average prices in these regions in 1995. The worldwide average TiO2 selling price in United States dollar terms was 14% lower in December 1996 than December 1995, with local prices in Europe and the Asia/Pacific region declining 25% and 29%, respectively, during the same period.

These conditions had severe effects on TiO2 sulfate-process products, which have higher production costs and lower selling prices than chloride-process products. In response to these deteriorating market conditions, the 10,000 tpa sulfate-process plant in Stallingborough, United Kingdom, was closed, and production capacity of the 66,000 tpa sulfate-process plant in Baltimore, Maryland, was scaled back by approximately one-third. In addition, completion of the expansion of the chloride-process facility in the United Kingdom was delayed until the end of 1998, and plans for the 111,000 tpa expansion in Australia postponed until market conditions and trends improve. Finally, cost containment measures and reengineering efforts for certain processes are being implemented in order to reduce overall operating costs by $100 million from 1996 levels by 1999.

Also contributing to the decline in operating income were higher fixed costs, resulting from an increase in chloride-process capacity that was phased in, thereby reducing operating rates, and higher variable costs due to increased costs of titanium ore feedstocks, coke and utilities.

                                     [GRAPH]

                            Millennium Chemicals Inc.
                                  ------------
                      Management's Discussion and Analysis



A $75 million capital investment program to increase Millennium Inorganic Chemicals' chloride-process capacity by 52,000 tpa was completed during 1996. A $50 million two-year program to improve environmental performance at its Ashtabula, Ohio, facilities is underway, with final completion scheduled for 1998. In addition, plans are underway to expand chloride-process capacity at the Stallingborough plant by 41,000 tpa in 1998 at a cost of approximately $120 million to meet projected long-term growth in demand in the European markets.

The TiO2 plants operated at approximately 88% of capacity during 1996, compared to approximately 96% during the prior year. Decreased operating rates reflected market conditions and increased capacity for chloride-process manufacturing. Sales volume for 1996 increased 8%, largely due to stronger demand in the coatings and plastics markets, with shipments to the sluggish paper market continuing to lag.

Acetyls: Net sales of acetyls decreased $88 million (27%) to $240 million in 1996, while operating income decreased $84 million (87%) to $12 million. The decline in operating income resulted from decreased average selling prices and lower volumes. This was primarily true for methanol, which experienced historically high selling prices during 1995 due to strong demand from reformulated gasoline producers to meet environmental requirements. As some of these requirements were subsequently relaxed and additional capacity became available, methanol prices fell 32%. VAM also experienced a 20% decline in average selling prices during 1996 as export markets were affected by oversupply and weakened demand. In addition, an outage to convert the syngas unit to natural gas caused production limitations, which resulted in a decline in sales volumes in both methanol and acetic acid in 1996 compared to 1995. Mechanical difficulties associated with the resumption of acetyls production, as well as certain suppliers' failure to perform at expected levels, resulted in curtailed production and increased costs during the first quarter of 1997.

Specialty chemicals: Specialty chemicals (which now includes the Colors & Silica business previously reported as part of the titanium dioxide and related products segment) continued its growth trend with its seventh consecutive record year of operating income of $36 million for 1996, an increase of $5 million (16%) compared to 1995. Net sales increased $12 million (10%) to $127 million. This trend reflected a 2.2% increase in unit sales volume for fragrance products over 1995 as well as a shift toward higher value-added products. This growth was accomplished in spite of worldwide demand for fragrance chemicals being flat in 1996, and more than offset significant increases in the cost of CST, the principal raw material for these chemicals, which increased 49% on a unit basis compared to 1995. Millennium Specialty Chemicals' continued emphasis on higher-margin intermediate and upgraded products also contributed to 1996's operating margin per unit increasing 7.6% over 1995.

During 1996, Millennium Specialty Chemicals' expansion continued. Completion of the final phase of the program, in the fall of 1997, increased capacity of linalool and geraniol, two major fragrance chemicals, by 80% over 1995 levels.

Polyethylene, alcohol and related products: Net sales of polyethylene, alcohol and related products were $1.805 billion for 1996, a decrease of $65 million (3%). Operating income decreased $257 million (53%) to $228 million, principally as a result of a 15% decline in average selling prices for polyethylene products coupled with higher feedstock costs. The lower prices reflected competitive pressure arising from excess industry capacity and a destocking of customer inventories during the first half of 1996. In 1995, industry ethylene inventories were extremely tight due to unexpected industry outages, causing ethylene and, conse-

                            Millennium Chemicals Inc.
                                  ------------
                      Management's Discussion and Analysis



quently, polyethylene prices to rise dramatically; this situation corrected itself toward the end of 1995. During 1996, average selling prices increased during the second and third quarters on increased domestic demand, strong exports and higher natural gas feedstock costs, but dropped during the last quarter and early in 1997 as customers worked off polyethylene inventories in anticipation of future price decreases and reduced seasonal demand. Polyethylene unit volumes for 1996 increased 7.2% over 1995 on increased demand.

Average unit costs for polyethylene increased 9.5% over 1995 due to increased feedstock costs for ethylene. These costs rose dramatically as a result of the colder-than-normal winter temperatures experienced in late 1995 and early 1996, which increased the demand for natural gas and the cost of natural gas liquids. Millennium Petrochemicals' ethylene feedstock and natural gas costs remained at high levels throughout 1996 and a significant portion of the first quarter of 1997. Feedstock costs rose 45% during the fourth quarter of 1996 alone.

Effect of Inflation

Because of the relatively low level of inflation experienced in the United States, inflation did not have a material impact on the Company's combined results of operations for 1997, 1996 or 1995.

Foreign Currency Matters

The functional currency of each of the Company's non-United States operations (principally the operations of Millennium Inorganic Chemicals in the United Kingdom, France and Australia) is the local currency. The impact of currency translation in combining the results of operations and financial position of such operations has not been material to the combined financial position of the Company. However, the Company generates revenue from export sales and revenue from operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency. During 1997, the Company hedged certain revenues and costs to minimize the impact of changes in the exchange rates of those currencies compared to the functional currencies. The Company does not use derivative financial instruments for trading or speculative purposes. Foreign currency losses (gains) aggregated $4 million, $7 million and ($13) million in 1997, 1996 and 1995, respectively.

Year 2000

The Company is currently developing a formal plan to address the impact of Year 2000 on its financial and business systems, and it intends to adopt and implement such a plan during 1998. This plan will include a companywide implementation of an SAP-based business solution that is Year 2000 compliant.
It is anticipated that the Year 2000 issues will be addressed on a timely basis and at a cost that will not be material to the Company's operations or financial condition. However, in the event that the Year 2000 issues of the Company and/or third parties with whom the Company transacts business are not addressed on a timely basis, it is possible that such issues could have an adverse impact on the Company's operations and/or financial condition.

Liquidity and Capital Resources

Through September 30, 1996, the Company financed its operations and capital and other expenditures from a combination of cash generated from operations, external borrowings and loans, and invested capital provided by Hanson or its United States affiliates. Since its demerger from Hanson, the Company has met all of its cash requirements through internally generated funds and external borrowings. The Company's ability to generate cash from operations and the servicing and repayment of debt depends upon numerous business factors, some of which are outside the control of the Company, including industry cyclicality (resulting

                            Millennium Chemicals Inc.
                                  ------------
                      Management's Discussion and Analysis

                                    [GRAPH]

from industrywide capacity additions, changes in general economic conditions and other conditions) and price volatility of certain raw materials.

Net cash provided by operating activities was $383 million, $372 million and $795 million in 1997, 1996 and 1995, respectively. The decline since 1995 principally resulted from decreased income from the polyethylene businesses, where lower average selling prices and higher feedstock costs were experienced during 1996 as discussed above. During 1997, cash generated from increased operating income was used primarily for working capital purposes, keeping 1997 levels on par with 1996.

Net cash provided by investing activities was $431 million and $458 million in 1997 and 1996, respectively, compared to net cash used of $246 million in 1995. During 1997 and 1996, two significant transactions occurred: the Company's contribution of the polyethylene, alcohol and related businesses to Equistar and the sale of a 73.6% interest in Suburban Propane, respectively. These transactions provided cash of $775 million and $733 million for 1997 and 1996, respectively. In addition, the Company used $152 million for capital expenditures during 1997, compared to $285 million and $276 million in 1996 and 1995, respectively. On December 31, 1997, the Company acquired the TiO2 and certain specialty and intermediate chemical operations of Rhone-Poulenc for $185 million, including assumed debt. The Company expects capital expenditures for 1998 to be approximately $200 million as a result of completing the TiO2 expansion in the United Kingdom, building a technical research center in the United States for TiO2, implementing SAP-based business solutions companywide, and continuing expansion and cost-reduction projects at Millennium Specialty Chemicals. The Company continuously evaluates its level of capital expenditures in light of current and expected market conditions, other opportunities to create value, and exceptional requirements which may arise. Accordingly, there can be no assurance as to the actual level of capital expenditures in 1998.

Net cash used in financing activities was $1.155 billion, $834 million and $503 million in 1997, 1996 and 1995, respectively. The increase from year to year principally related to changes in the level of funding and other transactions between the Company and its affiliates prior to the Demerger and from external sources since October 1, 1996. At December 31, 1997, the Company had net debt of $1.283 billion, or $773 million less than December 31, 1996.

The principal reduction in net debt during 1997 was funded primarily by operations and $775 million of proceeds received in connection with the formation of Equistar. As a result, the Company permanently reduced its availability under its credit facility by $750 million upon the formation of Equistar. The Company retained $250 million from existing receivables related to the businesses contributed to Equistar, of which $25 million was collected in December 1997, and the balance is expected to be collected early in 1998. The ratio of net-debt-to-total-capital at December 31, 1997, was 47%. Including the Company's proportional share of Equistar's debt, the ratio of net-debt-to-total-capital at December 31, 1997, would have been 55%. The Company guarantees certain debt obligations of Equistar up to $750 million. At December 31, 1997, the Company had approximately $358 million of unused availability under short-term lines of credit and its credit facility. The Company believes that, during 1998, cash provided by operations, expected distributions from Equistar and availability under existing borrowing facilities will provide adequate support for all of the Company's cash needs for working capital and capital expenditures for its existing businesses and dividends. In addition, it expects to further reduce its debt availability under its credit facility by $250 million.

                           Millennium Chemicals Inc.
                               -----------------
                       Report of Independent Accountants

To the Board of Directors and Shareholders of Millennium Chemicals Inc.

We have audited the accompanying consolidated balance sheets of Millennium Chemicals Inc. (the "Company") and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated (combined) statements of operations, of cash flows and of changes in shareholders' equity/invested capital for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Cornerstone-Spectrum Inc. (formerly HMB Holdings Inc.) ("Cornerstone") which statements reflect (loss) income from discontinued operations of ($2,877) million, and $15 million for the fiscal years ended September 30, 1996 and 1995, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Cornerstone, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated (combined) financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP
Morristown, New Jersey
January 23, 1998, except as to Note 13,
which is as of March 20, 1998.

                           Millennium Chemicals Inc.
                                -----------------
                          Consolidated Balance Sheets

                        (in millions, except share data)

========================================================================================================
Year Ended December 31                                                                 1997        1996
--------------------------------------------------------------------------------------------------------
Assets
Current assets
    Cash and cash equivalents                                                       $    64     $   408
    Trade receivables, net                                                              369         464
    Inventories                                                                         273         515
    Other current assets                                                                106          83
                                                                                    -------     -------
        Total current assets                                                            812       1,470
Property, plant and equipment, net                                                      851       2,031
Investment in Equistar                                                                1,934          --
Other assets                                                                            261         334
Goodwill                                                                                468       1,766
                                                                                    -------     -------
        Total assets                                                                $ 4,326     $ 5,601
                                                                                    =======     =======
Liabilities and shareholders' equity
Current liabilities
    Notes payable                                                                   $    --     $    98
    Current maturities of long-term debt                                                 20           6
    Trade accounts payable                                                               86         160
    Income taxes payable                                                                 12          33
    Accrued expenses and other liabilities                                              323         470
                                                                                    -------     -------
       Total current liabilities                                                        441         767
Long-term debt                                                                        1,327       2,360
Deferred income taxes                                                                   280          78
Other liabilities                                                                       814       1,078
                                                                                    -------     -------
        Total liabilities                                                             2,862       4,283
                                                                                    -------     -------
Commitments and contingencies (Note 11)
Shareholders' equity
    Preferred stock (par value $.01 per share, authorized 25,000,000 shares,
        none issued and outstanding)                                                     --          --
    Common stock (par value $.01 per share, authorized 225,000,000 shares;
        issued and outstanding 77,276,942 shares in 1997 and 77,324,605 in 1996)          1           1
    Paid in capital                                                                   1,334       1,319
    Retained earnings                                                                   177          38
    Unearned restricted shares                                                          (42)        (50)
    Cumulative translation adjustment                                                    (6)         10
                                                                                    -------     -------
        Total shareholders' equity                                                    1,464       1,318
                                                                                    -------     -------
        Total liabilities and shareholders' equity                                  $ 4,326     $ 5,601
                                                                                    =======     =======

See Notes to Consolidated (Combined) Financial Statements

                           Millennium Chemicals Inc.
                                ----------------
                Consolidated (Combined) Statements of Operations

                        (in millions except share data)

========================================================================================================
Year Ended December 31                                                    1997        1996         1995
--------------------------------------------------------------------------------------------------------
Net sales                                                              $ 3,048     $ 3,040      $ 3,800
Operating costs and expenses
    Cost of products sold                                                2,180       2,264        2,458
    Depreciation and amortization                                          203         201          241
    Selling, development and administrative expense                        216         217          259
    Impairment of assets and related closure costs                          --          75           --
                                                                       -------      ------      -------
        Operating income                                                   449         283          842
Interest expense (primarily to a related party in 1996 and 1995)          (131)       (214)        (240)
Interest income                                                             10          37           25
Gain on sale of Suburban Propane                                            --         210           --
Equity in earnings of Equistar                                              18          --           --
Other (expense) income, net                                                 (4)         14          (73)
                                                                       -------      ------      -------
Income from continuing operations before provision for income taxes        342         330          554
Provision for income taxes                                                (157)       (189)        (223)
                                                                       -------      ------      -------
Income from continuing operations                                          185         141          331
(Loss) income from discontinued operations (net of income taxes
    of ($1,167) and $22 in 1996 and 1995, respectively)                     --      (2,842)          18
                                                                       -------      ------      -------
        Net income (loss)                                              $   185     $(2,701)     $   349
                                                                       =======     =======      =======
Income per share from continuing operations                            $  2.48     $  1.89      $  4.45
(Loss) income per share from discontinued operations                         0      (38.19)         .24
                                                                       -------      ------      -------
Net income (loss) per share - basic                                    $  2.48     $(36.30)     $  4.69
                                                                       =======     =======      =======
Net income (loss) per share - diluted                                  $  2.47     $(36.30)     $  4.69
                                                                       =======     =======      =======
Pro forma income from continuing operations (unaudited)                            $   168
                                                                                   =======
Pro forma income from continuing operations per share (unaudited)                  $  2.26
                                                                                   =======

See Notes to Consolidated (Combined) Financial Statements

                           Millennium Chemicals Inc.
                Consolidated (Combined) Statements of Cash Flows
                                 (in millions)

===================================================================================================================
Year Ended December 31                                                      1997             1996             1995
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Income from continuing operations                                        $   185          $   141          $   331
    Adjustments to reconcile net income to net
    cash provided by operating activities
        Depreciation and amortization                                        203              201              241
        Impairment of assets and related closure costs                        --               75               --
        Provision for deferred income taxes                                  122               86               35
        Restricted stock amortization                                         23               --               --
        Equity earnings                                                      (13)              --               --
        Gain on sale of business                                              --             (210)              --
        Unrealized translation gain                                           --              (21)              --

            Changes in assets and liabilities (net of
            acquisition and dispositions)
                Decrease in trade receivables                                141               38               13
                Decrease (increase) in inventories                            14                5              (92)
                (Increase) decrease in other current assets                  (40)             126                8
                Decrease (increase) in investments and other assets           58              (65)             173
                (Decrease) increase in trade accounts payable                (97)              13               32
                (Decrease) increase in accrued expenses and
                    other liabilities and income taxes payable              (126)               7               86
                Decrease in other liabilities                                (87)             (24)             (32)
                                                                         -------          -------          -------
                Cash provided by operating activities                        383              372              795

Cash flows from investing activities
Capital expenditures                                                        (152)            (285)            (276)
Acquisition of Thann et Mulhouse                                            (169)              --               --
Proceeds from Equistar                                                       750               --               --
Proceeds from sale of Suburban Propane                                        --              733               --
Proceeds from sale of fixed assets                                             2               10               30
                                                                         -------          -------          -------
        Cash provided by (used in) investing activities                      431              458             (246)

Cash flows from financing activities

Dividend to parent                                                            --               --           (1,617)
Dividend to shareholders                                                     (46)              --               --
Distribution from Equistar                                                    43               --               --
Contribution to Suburban Propane                                             (22)              --               --
Net transactions with affiliates                                              --               --            1,212
Net contribution from Hanson plc and Prior Affiliates                         --              167               --
Proceeds from long-term debt                                                 185            2,335               40
Repayment of long-term debt                                               (1,217)          (3,321)              (4)
Decrease in notes payable                                                    (98)             (15)            (134)
                                                                         -------          -------          -------
        Cash (used in) financing activities                               (1,155)            (834)            (503)
Effect of exchange rate changes on cash                                       (3)              --               (1)
                                                                         -------          -------          -------
        (Decrease) increase in cash and cash equivalents                    (344)              (4)              45
        Cash and cash equivalents at beginning of period                     408              412              367
                                                                         -------          -------          -------
        Cash and cash equivalents at end of period                       $    64          $   408          $   412
                                                                         =======          =======          =======

See Notes to Consolidated (Combined) Financial Statements

                           Millennium Chemicals Inc.
     Consolidated (Combined) Statements of Changes in Shareholders' Equity
                                 (in millions)

===================================================================================================================================
                                                                                        Unearned   Cumulative
                                             Common Stock       Paid In     Retained   Restricte   Translation  Invested
                                           Shares    Amount     Capital     Earnings      Shares    Adjustmen    Capital     Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                   --   $    --     $    --     $    --     $ --           $ --     $ 4,858    $ 4,858
Net income                                                                                                          349        349
Dividend to parent                                                                                               (1,617)    (1,617)
Net transactions with affiliates                                                                                  1,212      1,212
Translation adjustment                                                                                               (1)        (1)
                                          -------   -------     -------     -------     -----         -----      -------    -------
Balance at December 31, 1995                   --        --          --          --       --             --       4,801      4,801
Net income (loss)                                                                38                              (2,739)    (2,701)
Amortization and adjustment
    of unearned restricted shares                                   (13)                  15                                     2
Issuance of stock                              74         1       1,267                                          (1,268)        --
Issuance of restricted shares                   3                    65                  (65)                                   --
Net capital contribution
    from Demerger                                                                                                   443        443
Net transactions with affiliates                                                                                 (1,237)    (1,237)
Translation adjustment                                                                                   10          --         10
                                          -------   -------     -------     --------    -----          -----      -------   -------
Balance at December 31, 1996                   77         1       1,319          38      (50)            10          --      1,318
Net income                                                                      185                                            185
Dividend                                                                        (46)                                           (46)
Amortization and adjustment
  of unearned restricted shares                (1)                   15                    8                                    23

Translation adjustment                                                                                  (16)                   (16)
                                          -------   --------    -------     --------    -----          -----      -------   -------

Balance at December 31, 1997                   76   $     1     $ 1,334     $   177     $(42)          $ (6)      $   --   $ 1,464
                                          =======   ========    =======     ========    =====          =====      =======  ========

                           Millennium Chemicals Inc.
             Notes to Consolidated (Combined) Financial Statements
                    (in millions unless otherwise indicated)

Note 1--Basis of Presentation and Description of Company

Millennium Chemicals Inc. (the "Company") is a major international chemicals company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals, operating through its wholly-owned subsidiaries: Millennium Petrochemicals Inc., Millennium Inorganic Chemicals Inc. (and its non-United States affiliates) and Millennium Specialty Chemicals Inc. and, beginning December 1, 1997, through its 43% interest in Equistar Chemicals, LP ("Equistar"), a joint venture formed by the Company and Lyondell Petrochemical Company ("Lyondell") to jointly own and operate the olefins and polymers businesses of the Company and Lyondell (See Note 2).

The Company was incorporated on April 18, 1996, and has been publicly-owned since October 1, 1996, when Hanson plc ("Hanson") transferred its chemical operations to the Company and, in consideration, all of the then outstanding shares of the Company's common stock were distributed pro rata to Hanson's shareholders (the "Demerger"). For periods prior to the Demerger, the financial statements present, on a combined basis, the historical net assets and results of operations of Hanson's chemical operations. Consequently, the Company's results of operations and cash flows prior to October 1, 1996, may not be indicative of what would have been reported if the Company had been a separate entity. For periods subsequent to the Demerger, the financial statements are presented on a consolidated basis. All significant intercompany accounts and transactions have been eliminated.

The consolidated (combined) financial statements of operations and cash flows for the year ended December 31, 1996, also include the combined operations of certain non-chemical businesses ("Discontinued Businesses") which were owned by subsidiaries of Hanson that became subsidiaries of the Company upon the Demerger. The Company sold the Discontinued Businesses to Hanson on October 6, 1996. Since these operations were not a part of the Company upon completion of the Demerger transactions, their historical results of operations have been presented as discontinued operations.

Prior to the Demerger, the Company provided certain corporate, general and administrative services to certain other indirect wholly-owned subsidiaries of Hanson ("Prior Affiliates"), including legal, finance, tax, risk management and employee benefit services. Charges for these services, which were allocated to the Prior Affiliates based on the respective revenues of the Company and the Prior Affiliates, reduced the Company's selling and administrative expense by $18 and $26 for the years ended December 31, 1996 and 1995, respectively. The Company's management believes such method of allocation was reasonable. In addition, prior to the Demerger, a subsidiary of the Company controlled, on a centralized basis, all cash receipts and disbursements received or made by such affiliates.

Note 2--Acquisition and Dispositions

On December 31, 1997, the Company completed the purchase of the shares of Rhone-Poulenc Chimie S.A.'s Thann et Mulhouse titanium dioxide ("TiO2") and specialty and intermediate chemicals subsidiary for $185, including assumed debt. The purchase price was allocated to the net assets acquired, principally property, plant and equipment and working capital based on their fair value.

On December 1, 1997, the Company and Lyondell completed the formation of Equistar, a joint venture partnership to own and operate the olefins and polymers and ethyl alcohol businesses of the Company and Lyondell. The Partnership is the largest producer of ethylene and polyethylene in North America. Equistar, 57% owned by Lyondell and 43% by the Company, is managed by a Partnership Governance Committee consisting of three representatives of each of Lyondell and the Company. Approval of Equistar's strategic plans and other major decisions requires the consent of representatives of both partners. All decisions of Equistar's Governance Committee that do not require unanimity between Lyondell and the Company may be made by Lyondell's representatives alone.

The Company contributed to Equistar substantially all of the net assets of its polyethylene, performance polymers and ethyl alcohol businesses. The Company retained $250 from the proceeds of accounts receivable collections and substantially all the accounts payable and accrued expenses of its contributed businesses existing on December 1, 1997, and received proceeds of $750 from borrowings under a new credit facility entered into by Equistar. The Company used the $750 which it received to repay debt.

Lyondell contributed substantially all of the assets of its petrochemicals businesses, except for substantially all the accounts payable and accrued expenses which it retained. In addition, Equistar assumed senior debt obligations of Lyondell aggregating $745 and received a note payable by Lyondell to the partnership in the amount of $345.

As of December 1, 1997, the Company accounted for its interest in Equistar using the equity method. The investment in Equistar at December 1, 1997, represented the carrying value of the Company's net assets which it contributed to the venture and approximated the fair market value of a 43% interest in Equistar based upon independent valuation. The difference between the carrying value of the Company's investment and its underlying equity in the net assets of Equistar is $617, which is being amortized over 25 years.

During 1997, the Company incurred one-time costs of $47 (pre-tax) related to the formation of Equistar, including $18 (the Company's 43% share) of costs incurred by Equistar.

Because of the significance of the Company's interest in Equistar to its total results of operations, the separate financial statements of Equistar since its formation have been included in the Company's 1997 Annual Report filed on Form 10-K.

In March 1996, the Company sold a 73.6% interest in Suburban Propane, through an initial public offering of 21,562,500 common units in a new master limited partnership, Suburban Propane Partners, L.P., and received aggregate proceeds from the sale of the common units and the issuance of notes of the operating partnership, Suburban Propane, L.P., of approximately $831 resulting in a pre-tax gain of $210. The Company retains a combined subordinated and general partnership interest of 26.4% in Suburban Propane Partners, L.P. and Suburban Propane, L.P. (collectively "Suburban Propane"), which is accounted for on an equity basis effective January 1, 1996.

Note 3--Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: Cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of ninety days or less. The equivalent of approximately $362 at December 31, 1996, was represented by sterling-denominated deposits. In addition, investments and other assets include approximately $83 and $112 in restricted cash at December 31, 1997 and 1996, respectively, which is on deposit primarily to satisfy insurance claims.

Inventories: Inventories are stated at the lower of cost or market value. For certain United States operations, cost is determined under the last-in, first-out (LIFO) method. The first-in, first-out (FIFO) method is used by all other subsidiaries.

Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally 20-to 40-years for buildings and 5-to 25-years for machinery and equipment.

Goodwill: Goodwill represents the excess of the purchase price over the fair value of assets allocated to acquired companies. Goodwill is being amortized using the straight-line method over 40 years. Management periodically evaluates goodwill for impairment based on the anticipated future cash flows attributable to its operations. Such expected cash flows, on an undiscounted basis, are compared to the carrying value of the tangible and intangible assets, and if impairment is indicated, the carrying value of goodwill is adjusted. In the opinion of management, no impairment of goodwill exists at December 31, 1997.

Environmental Liabilities and Expenditures: Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties (except where payment has been received or the amount of liability or contribution by such other parties, including insurance companies, has been agreed) and are not discounted. In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

Foreign Currency Translation: Assets and liabilities of the Company's foreign operating subsidiaries are translated at the exchange rates in effect at the balance sheet dates, while revenue, expenses and cash flows are translated at average exchange rates for the reporting period.

Prior to the Demerger, certain of the Company's subsidiaries, whose holdings principally consisted of sterling denominated cash deposits, were considered to hedge a portion of Hanson's investments in the United States. The functional currency of these subsidiaries was the local currency. After the Demerger, such deposits no longer acted as a hedge; instead, the entities were primarily holding companies, the assets of which were remittable to the Company. As such, the functional currency of these subsidiaries was changed to the United States dollar. Gains from the remeasurement of these deposits and other assets and liabilities into United States dollars are included in Other expense, net and aggregated $34 for the year ended December 31, 1996. In 1997, certain of the subsidiaries holding these deposits were sold and proceeds of approximately $343 were used to reduce the Company's debt.

Federal Income Taxes: Deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset and liability from period to period.

Prior to the Demerger, the United States earnings of the Company were included in the consolidated federal income tax return filed by Hanson's ultimate United States parent, which is now a subsidiary of the Company. Pursuant to an informal tax allocation agreement, the Company provided for income taxes as if it filed separate income tax returns. Accordingly, the Company had not reflected in the historical financial statements certain tax benefits arising out of the consolidated tax group (including certain predecessor entities, the "Consolidated Group") that became allocable to the Company once the Demerger was completed. Upon the Demerger, such tax benefits have been included in deferred taxes and were accounted for as a capital transaction.

Certain other operations of Hanson previously included in the Consolidated Group upon completion of the Demerger no longer qualify as members of the Consolidated Group. The Company and certain of its subsidiaries have entered into tax-sharing and indemnification agreements with Hanson or its subsidiaries in which the Company and/or its subsidiaries generally agreed to indemnify Hanson or its subsidiaries for income tax liabilities attributable to periods when such other operations were included in the consolidated tax returns of the Consolidated Group.

Research and Development: The cost of research and development efforts is expensed as incurred. Such costs aggregated $28, $39 and $42 for the years ended December 31, 1997, 1996 and 1995, respectively.

Earnings Per Share: In February 1997, the Financial Accounting Standards Board issued SFAS No 128, "Earnings Per Share," which specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirement, and increasing the comparability of EPS data on an international basis. The Company adopted these provisions for the year ended December 31, 1997, and has restated per share disclosures for 1996 and 1995 in accordance with its provisions.

The weighted-average number of common and common equivalent shares outstanding used in computing EPS per share for 1997, 1996 and 1995 was as follows:

================================================================================
                                          1997            1996         1995
--------------------------------------------------------------------------------
Basic                                  74,484,247      74,412,283    74,412,283
Options                                    31,846              --            --
Restricted stock                          130,000              --            --
                                       ----------      ----------    ----------
Diluted                                74,646,093      74,412,283    74,412,283
                                       ==========      ==========    ==========



Pro forma income from continuing operations for 1996 was calculated as if: (a) the Demerger had been consummated at the beginning of the period; (b) the changes in the Company's capital structure resulting from the Demerger had occurred on such date; (c) the Company's level of general and administrative corporate costs is as if it operated as a separate entity; and, (d) compensation expense related to the restricted stock awards pursuant to the Long-Term Stock Incentive Plan (see Note 10) had been incurred for a full year.

Note 4--Supplemental Information


================================================================================
                                                     1997            1996
--------------------------------------------------------------------------------
Trade receivables
Trade receivables                                 $   371           $  472
Allowance for doubtful accounts                        (2)              (8)
                                                  --------          -------
                                                  $   369           $  464
                                                  ========          =======

Inventories
Finished products                                 $   121          $   270
In-process products                                    21               12
Raw materials                                          89              165
Other inventories                                      42               68
                                                  -------          --------
                                                  $   273          $   515
                                                  =======          ========

Inventories valued on a LIFO basis were approximately $32 and $45 less than the amount of such inventories valued at current cost at December 31, 1997 and 1996, respectively.

                           Millennium Chemicals Inc.
             Notes to Consolidated (Combined) Financial Statements
                    (in millions unless otherwise indicated)

================================================================================
                                                   1997            1996
--------------------------------------------------------------------------------
Property, plant and equipment
Land and buildings                               $  247          $  364
Machinery and equipment                           1,429           2,494
Leasehold improvements                               --               4
                                                 ------          ------
                                                  1,676           2,862
Allowance for depreciation
and amortization                                    825             831
                                                 ------          ------
                                                 $  851          $2,031
                                                 ======          ======
Goodwill                                         $  528          $1,963
Accumulated amortization                             60             197
                                                 ------          ------
                                                 $  468          $1,766
                                                 ======          ======

================================================================================
                                            1997            1996            1995
--------------------------------------------------------------------------------
Amortization expense                      $   45           $  48           $  58
                                          ======           =====           =====

In connection with the formation of Equistar, consolidated goodwill has been reduced by $1,253.

Rental expense for operating leases is as follows:


================================================================================
                                           1997            1996            1995
--------------------------------------------------------------------------------
Minimum rentals                          $   55          $   53          $   59
                                         ======          ======          ======

Future minimum rental commitments under non-cancelable operating leases, as of December 31, 1997, are as follows:

1998                       $ 7
1999                         7
2000                         5
2001                         4
2002                         3
Thereafter                   6

Note 5--Impairment of Long-Lived Assets

During 1996, the Company recorded a $75 non-recurring charge ($48 after tax), to reduce the carrying value of certain facilities employed in sulfate-process manufacturing of TiO2 and to provide for the cost associated with the closure of certain of these facilities. During the first half of 1996, intense price competition was experienced, as customers of the anatase products associated with the sulfate-process operations sought more cost-efficient manufacturing inputs to their applications. As a result of the deterioration of market conditions in the TiO2 industry, the Company decided to implement programs which included a reduction of its sulfate-process manufacturing capacity both in the United Kingdom and the United States. The 10,000 metric tons per annum ("tpa") sulfate-process plant in Stallingborough, United Kingdom, has been closed, and production at the 66,000 tpa sulfate-process facility in Baltimore, Maryland, has been reduced by approximately one-third. The carrying value of plant and equipment associated with sulfate-process manufacturing was reduced by $60 as a result of evaluating the recoverability of such assets under the unfavorable market conditions existing at that time. The amount of the write-down was determined by comparison to the fair value of the related assets, as determined based on the projected discounted cash flows associated with such assets.

During 1996, the Company also recorded an initial non-cash charge resulting from adopting the evaluation methodology provided by SFAS 121 of $4,497 ($3,206 after tax), related to one of the Discontinued Businesses. Prior to the adoption of SFAS 121, asset impairment was evaluated at an operating company level based on the contribution of operating profits and undiscounted cash flows being generated from those operations. Under this policy, assets used in one of the Discontinued Businesses, comprised of approximately 20 separate operating companies, were evaluated for impairment based on gross margins and cash flows generated by each separate operating company in a given business cycle. Evaluation of the businesses' assets at this level did not result in any impairment.

SFAS 121 requires the impairment review to be performed at the lowest level of asset grouping for which there are identifiable cash flows, which represents a change from the level at which the previous accounting policy measured impairment. In this case, economic groupings of assets were made based on local marketplaces. Evaluation of assets at this lower grouping level indicated an impairment of certain of those assets. The impairment loss was measured based on the difference between estimated discounted cash flows and the carrying value of such assets.

                              Millennium Chemicals
              Notes to Consolidated (Combined) Financial Statements
                    (in millions unless otherwise indicated)


Note 6--Income Taxes

======================================================================================
                                                1997            1996            1995
--------------------------------------------------------------------------------------
Pretax income is generated from
United States                                $   316         $   259         $   473
Foreign                                           26              71              81
                                             -------         -------         -------
                                             $   342         $   330         $   554
                                             =======         =======         =======
Income taxes are comprised of
Federal
    Current                                  $   19          $    67         $   145
    Deferred                                    116           (1,083)             54
Foreign                                           6               15              29
State and local                                  16               23              17
                                             ------          -------         -------
                                             $  157          $  (978)        $   245
                                             ======          =======         =======
Income taxes are classified as
Continuing operations                         $ 157          $   189         $   223
Discontinued operations                         --            (1,167)             22
                                             ------          -------         -------
                                             $  157          $  (978)        $   245
                                             ======          =======         =======

The Company's effective income tax rate differs from the amount computed by applying the statutory federal income tax rate as follows:

=======================================================================================
                                                 1997              1996            1995
---------------------------------------------------------------------------------------
Continuing operations
Statutory federal income tax rate                35.0%             35.0%           35.0%
Basis difference relating to
    Suburban Propane                               --              17.4              --
State and local income taxes,
    net of federal benefit                        3.0               5.0             4.2
Provision for non-deductible
    expenses, primarily goodwill
    amortization                                  5.2               5.2             4.0
Non-taxable foreign interest income                --              (2.5)           (1.2)
Utilization of net operating losses                --              (5.1)           (3.3)
Other                                             2.7               2.3             1.6
                                                 -----             -----           -----
Effective income tax rate
    for continuing operations                    45.9%             57.3%           40.3%
                                                 =====             =====           =====
Discontinued operations
Effective income tax rate                                          29.1%           55.4%
                                                                   =====           =====


The difference between the effective income tax rate on discontinued operations and the statutory federal income tax rate primarily relates to non-deductible goodwill amortization and tax depletion.

At December 31, 1997, certain subsidiaries of the Company had available operating loss carryforwards aggregating $20 which expire in the years 2003 through 2008, all of which are subject to certain limitations on their use.

Significant components of deferred taxes are as follows:



================================================================================
                                                 1997            1996
--------------------------------------------------------------------------------
Deferred tax assets
Environmental and legal obligations             $  35           $  39
Other postretirement benefits
    and pension obligations                        29             118
Net operating loss carryforwards                    7              83
Capital loss carryforwards                        143             112
AMT credits                                       131             114
Other accruals                                     48              92
                                                ------          ------
                                                  393             558
Valuation allowance                              (143)           (112)
                                                ------          ------
    Total deferred tax assets                     250             446
                                                ------          ------
Deferred tax liabilities
Excess of book over tax basis in property,
    plant and equipment                           314             306
Other                                             194             208
                                                ------          ------
    Total deferred tax liabilities                508             514
                                                ------          ------
    Net deferred tax liabilities
        ($22 in 1997 and $10 in 1996,
        classified in Current assets)           $ 258           $  68
                                                ======          ======

Certain of the federal income tax returns of the Consolidated Group and certain of the state income tax returns of the Company's subsidiaries are currently under examination by the Internal Revenue Service. In the opinion of management, any assessments that may result will not have a material adverse effect on the financial condition or results of operations of the Company.

                            Millennium Chemicals Inc.
              Notes to Consolidated (Combined) Financial Statements
                    (in millions unless otherwise indicated)


Note 7--Long-Term Debt and Credit Arrangements

================================================================================
                                                      1997            1996
--------------------------------------------------------------------------------
Revolving Credit Agreement bearing interest
 at either the bank's prime lending rate,
 LIBOR or NIBOR plus .275% at the option
 of the Company plus Facility Fee of .15%
    to be paid quarterly                           $   546          $1,540

7% Senior Notes due 2006
    (net of unamortized discount of $.5 and $.5)       500             500

7.625% Senior Notes due 2026
    (net of unamortized discount of $1.1 and $1.1)     249             249

Debt payable through 2007 at interest rates
    ranging from 2.4% to 11%                            52              77

Less current maturities of long-term debt              (20)             (6)
                                                    -------         -------
                                                    $1,327          $2,360
                                                    =======         =======


Under the Revolving Credit Agreement, as amended as of October 20, 1997, certain of the Company's subsidiaries may borrow up to $750 under the five-year unsecured revolving credit facility, which matures in July 2001 (the "Credit Agreement"). The Company is the guarantor of this facility. Borrowings under the Credit Agreement may consist of standby loans or uncommitted competitive loans offered by syndicated banks through an auction bid procedure. Loans may be borrowed in United States dollars and/or other currencies. The proceeds from the borrowings may be used to provide working capital and for general corporate purposes.

During 1997, the Company used the $750 of proceeds received on the formation of Equistar to permanently reduce its obligations under this facility. In addition, borrowing availability is expected to be permanently reduced by $250 as funds are received on the collection of the retained accounts receivable related to the businesses contributed to Equistar.

The Credit Agreement contains covenants and provisions that restrict, among other things and with certain exceptions, the ability of the Company and its material subsidiaries to: (i) create liens on any of its property or assets, or assign any rights to or security interests in future revenues; (ii) engage in sale and leaseback transactions; (iii) engage in mergers, consolidations and sales of all or substantially all of their assets on a consolidated basis; (iv) enter into agreements restricting dividends and advances by their subsidiaries; and, (v) engage in transactions with affiliates other than those based on arm's-length negotiations. The Credit Agreement also limits the ability of certain subsidiaries of the Company to incur indebtedness or issue preferred stock. In addition, the Credit Agreement requires the Company to satisfy certain financial performance criteria.

The indenture under which the Senior Notes and Senior Debentures are issued contains certain covenants that limit, among other things and with certain exceptions: (i) the ability of Millennium America Inc. and its Restricted Subsidiaries (as defined) to grant liens or enter into sale and leaseback transactions; (ii) the ability of the Restricted Subsidiaries to incur additional indebtedness; and, (iii) the ability of Millennium America Inc. and the Company to merge, consolidate or transfer substantially all of their respective assets.

At December 31, 1996, the Company had outstanding notes payable of $98 bearing interest at an average rate of approximately 7.2% with maturity of thirty days or less. At December 31, 1997, the Company and its subsidiaries had outstanding standby letters of credit amounting to $124 and had unused availability under short-term lines of credit and its credit facility of $358. In addition, the Company has guaranteed certain debt obligations of Equistar up to $750.

The maturities of long-term debt during the next five years are as follows:
1998--$20; 1999--$7; 2000--$17; 2001--$549; and, 2002 and beyond--$754.

Interest paid for the years ended December 31, 1997, 1996 and 1995 was $129, $58 and $380, respectively.

Note 8--Financial Instruments

Fair Value of Financial Instruments: The fair value of all short-term financial instruments approximate their carrying value due to their short maturity. The fair value of long-term financial instruments (excluding forward exchange contracts, interest rate protection agreements and the Senior Notes and Senior Debentures) approximates carrying value as they were based on terms that continue to be available to the Company from its lenders.

                           Millennium Chemicals Inc.
             Notes to Consolidated (Combined) Financial Statements
                    (in millions unless otherwise indicated)

The fair value of the Company's other financial instruments are based upon estimates received from independent financial advisors as follows:

===================================================================================
                                         1997                        1996
-----------------------------------------------------------------------------------
                                Carrying      Fair             Carrying       Fair
                                  Value       Value              Value        Value
                                --------      -----            --------       ------
Senior Notes and Debentures      $   749      $ 748             $   750        $ 732


Off-Balance Sheet Risk: The Company has certain receivables, payables and short-term borrowings denominated in currencies other than the functional currency of the Company and/or its subsidiaries. During the year the Company hedged certain of these exposures by entering into forward exchange contracts. Gains and losses related to these hedges are recognized in income as part of, and concurrent with, the hedged transactions. The Company does not use derivative financial instruments for trading or speculative purposes.

At December 31, 1997, the stated or notional amounts of the Company's outstanding forward exchange contracts mature within 90 days. The table below summarizes the contractual amounts of the Company's forward exchange contracts in United States dollars. The foreign currency amounts have been translated into United States dollars using the exchange rate at the reporting date.

====================================================================================
                    (Buy) Sell
------------------------------------------------------------------------------------
Australian Dollars   $(14)
German Marks            4
French Francs           5
Italian Lira            4
Dutch Guilders          3
Belgium Francs          2
Spanish Pesetas         2
                     ----
                     $  6
                     ====


The Company enters into interest rate protection agreements to manage interest costs and risks associated with changing interest rates; these agreements effectively convert underlying variable rate debt into fixed rate debt. At December 31, 1997, the Company had several such agreements covering various periods. The notional amount of these agreements was $250 at December 31, 1997. The fixed rates payable to the Company under these agreements average 5.9% with terms expiring at various dates through October 1998.

Note 9--Pension and Other Postretirement Benefits

Domestic Pension Plans: The Company has several noncontributory defined benefit pension plans covering substantially all of its United States employees. The benefits for these plans are based primarily on years of credited service and average compensation as defined under the respective plan provisions. The Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time.

The Company also sponsors defined contribution plans for its salaried and certain union employees. Contributions relating to defined contribution plans are made based upon the respective plan provisions.

The components of net periodic pension cost for continuing operations for the Company's United States defined benefit plans and the total contributions charged to pension expense for the Company's United States defined contribution plans are as follows:

================================================================================
                                          1997          1996            1995
--------------------------------------------------------------------------------
Service cost benefit earned
    during the period                   $   13        $   12          $   15
Interest cost on projected
    benefit obligation                      46            45              54
Actual return on plan assets               (89)          (68)            (79)
Net amortization and deferral               28            (1)             --
Curtailment gain                             5            --              --
                                        ------        -------         -------
Net periodic pension expense (income)
    for defined benefit plans                3           (12)            (10)
Defined contribution plans                   1             2               4
                                        ------        -------         -------
Total pension expense (income)          $    4        $  (10)         $   (6)
                                        ======        =======         =======

Assumptions used in the actuarial calculations relating to the defined benefit plans were as follows:

====================================================================================
                                                 1997           1996          1995
------------------------------------------------------------------------------------
Weighted-average discount rates                  7.25%          7.50%         7.50%
Rates of increase in
    compensation levels                          4.25%          4.25%         4.25%
Expected long-term rate
    of return on assets                          9.00%          9.00%         9.00%

                           Millennium Chemicals Inc.

             Notes to Consolidated (Combined) Financial Statements
                    (in millions unless otherwise indicated)

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's United States defined benefit pension plans:

===========================================================================================================================
                                                                           1997                               1996
---------------------------------------------------------------------------------------------------------------------------
                                                               Plans Whose        Plans Whose       Plans Whose    Plans Whose
                                                             Assets Exceed      Accumulated       Assets Exceed    Accumulated
                                                               Accumulated        Benefits          Accumulated     Benefits
                                                                  Benefits           Exceed Assets     Benefits    Exceed Assets
                                                              -------------      -------------     -------------   -------------
Actuarial present value of benefit obligations
    Vested benefit obligation                                        $(497)             $ (98)           $(500)           $ (86)
    Nonvested benefit obligation                                       (12)                (8)             (12)              (7)
                                                                     ------             ------           ------           ------
Accumulated benefit obligation                                        (509)              (106)            (512)             (93)

Projected benefit obligation                                          (549)              (123)            (546)            (111)
Plan assets at fair value                                              681                 96              670               85
                                                                     ------             ------           ------           ------
Projected benefit obligation less than (in excess of) plan assets      132                (27)             124              (26)
Add (deduct)
    Unrecognized prior service cost                                     --                  5               --                5
    Unrecognized net loss                                                2                  7               25               11
    Unrecognized net asset at date of adoption, net of amortization     (1)                --               (2)              --
    Adjustment required to recognize minimum liability                  --                 (5)              --               (6)
                                                                     ------             ------           ------           ------
Prepaid (accrued) pension costs (included in Investments and other
assets)                                                              $ 133              $ (20)           $ 147            $ (16)
                                                                     =======            ======           ======           ======


The plans' assets are primarily included in a master trust, which principally invests in listed stocks and bonds, including common stock of the Company which, at market value, comprises less than 1% of the master trust's assets at December 31, 1997.

Postretirement Benefits: The Company provides unfunded health care and life insurance benefits to certain groups of retirees. Net periodic postretirement benefit cost includes the following components:

================================================================================
                                               1997         1996          1995
--------------------------------------------------------------------------------
Service cost                                    $ 2          $ 2          $ 3
Interest cost                                     4            4            9
                                                ---          ---         ----
Net periodic postretirement
    benefit cost                                $ 6          $ 6         $ 12
                                                ===          ===         ====

The following table presents the plans' unfunded status reconciled with amounts recognized in the Company's balance sheets:

================================================================================
                                                 1997                 1996
--------------------------------------------------------------------------------
Retirees                                         $(110)               $(201)
Fully eligible active plan participants             (9)                 (10)
Other active plan participants                      (8)                 (23)
                                                 ------               ------
Accumulated postretirement
    benefit obligation                            (127)                (234)
Unrecognized net gain                              (26)                  (9)
                                                 ------               ------
Accrued postretirement benefit
    obligation (included in other liabilities)   $(153)               $(243)
                                                 ======               ======

The weighted-average annual assumed rates of increase in the health care cost trend rate are 9.4%-12.5% and are assumed to decrease .5% a year to 5.5%-6.0%. The effect of increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $7, and the aggregate of service and interest components of net periodic postretirement benefit cost for 1997 by $3.

                            Millennium Chemicals Inc.
              Notes to Consolidated (Combined) Financial Statements
                    (in millions unless otherwise indicated)

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.5% at December 31, 1997 and 1996, respectively.

Foreign Benefit Arrangements: Pension and other employee benefits of the Company's foreign subsidiaries are primarily provided by government-sponsored plans and are being accrued currently over the period of active employment. Such amounts are not material.

Note 10--Long-Term Incentive Plan

The Company adopted a Long-Term Stock Incentive Plan ("Stock Incentive Plan") for the purpose of enhancing the profitability and value of the Company for the benefit of its shareholders. A maximum of 3,909,000 shares of common stock may be issued or used for reference purposes pursuant to the Stock Incentive Plan.

The Stock Incentive Plan provides for the following types of awards: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights; (iii) restricted stock; (iv) performance units; and,
(v) performance shares. During 1996 and 1997, 2,912,322 and 174,736 shares, respectively, of performance-based and time-vested restricted stock were awarded to executive officers and key managers. The vesting schedule for the initial award was as follows: (i) three equal tranches aggregating 25% of the total award will vest in each of October 1999, 2000 and 2001; and, (ii) three equal tranches aggregating 75% of the total award will be subject to the achievement of "value creation" performance criteria established by the Compensation Committee for each of the three performance cycles commencing January 1, 1997, and ending December 31, 1999, 2000 and 2001, respectively. If and to the extent such criteria are achieved, half of the earned portion of the 25% tranche relating to a particular performance-based cycle of the award will vest immediately and the remainder will vest in five equal annual installments commencing on the first anniversary of the end of the cycle.

Options granted under the Stock Incentive Plan vest three years from the date of grant and expire ten years from the date of grant. All grants under the Stock Incentive Plan fully vest in the event of a change-in-control (as defined by the plan) of the Company, or in the case of employees of a subsidiary of the Company, a change-in-control of the relevant subsidiary.

The Company had authorization under the Stock Incentive Plan to grant awards for up to an additional 636,315 shares at December 31, 1997.

Unearned restricted shares, based on the market value of the shares at each balance sheet date, are included as a separate component of shareholders' equity and amortized over the restriction period. Compensation expense recognized in accordance with Accounting Principles Board Opinion No. 25 was $11 and $2 for 1997 and 1996, respectively.

During 1997, as a result of the change-in-control provisions in the Plan being triggered by the formation of the Equistar venture, certain restricted stock awards and options held by employees of Millennium Petrochemicals became fully vested. Compensation expense of $12 was recognized as a result of this vesting.

A summary of changes in the awards under the Plan (other than awards to non-employee directors) is as follows:

============================================================================================================
                           Restricted     Weighted-Average      Share     Weighted-Average
                             Shares          Grant Price        Options    Exercise Price
------------------------------------------------------------------------------------------------------------
Initial awards
    October 8, 1996         2,912,322        $ 22.32      523,000       $ 19.00

Balance at
    December 31, 1996       2,912,322        $ 22.32      523,000       $ 19.00
Vested and issued            (683,273)         22.32           --            --
Cancelled                    (226,491)         22.32     (200,000)        19.00
Granted                       174,736          23.72       97,000         22.15
                            ----------                    --------
Balance at
    December 31, 1997       2,177,294        $ 22.43      420,000       $ 19.79
                            =========        =======     ========       ========


For options outstanding at December 31, 1997, the range of exercise prices was $18.00 to $24.00 per share, and the weighted-average remaining contractual life was 9 years. The fair value of such options at December 31, 1997, was $4.

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Had compensation cost for the Company's incentive plan been determined based on the fair value of such grants on the grant date in accordance with the provisions of SFAS 123, the impact on net income and EPS would not have been materially different.

                       Millennium Chemicals Inc. Notes to
                  Consolidated (Combined) Financial Statements
                    (in millions unless otherwise indicated)


Note 11--Commitments and Contingencies

The Company is subject, among other things, to several proceedings under the Federal Comprehensive Environmental Response Compensation and Liability Act and other federal and state statutes or agreements with third parties. These proceedings are in various stages ranging from initial investigation to active settlement negotiations to implementation of the clean-up or remediation of sites. Additionally, certain of the Company's subsidiaries are defendants or plaintiffs in lawsuits that have arisen in the normal course of business, including those relating to commercial transactions and product liability. While certain of the lawsuits involve allegedly significant amounts, it is management's opinion, based on the advice of counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations. The Company believes that the range of potential liability for these matters, collectively, which primarily relate to environmental remediation activities, is between $150 and $184 and has accrued $184 as of December 31, 1997.

The Company has various contractual obligations to purchase raw materials used in its production of TiO2 and fragrance and flavor chemicals. Commitments to purchase ore used in the production of TiO2 are generally 3-to 8-year contracts with competitive prices generally determined at a fixed amount subject to escalation for inflation. Total commitments to purchase ore aggregate approximately $1,100 for TiO2 and expire between 1998 and 2002. Commitments to acquire crude sulfate turpentine, used in the production of fragrance and flavor chemicals, are generally pursuant to 1-to 5-year contracts with prices based on the market price and which expire between 1998 and 2000.

The Company is organized under the laws of Delaware and is subject to United States federal income taxation of corporations. However, in order to obtain clearance from the United Kingdom Inland Revenue as to the tax-free treatment of the stock dividend for United Kingdom tax purposes for Hanson and Hanson shareholders, Hanson agreed with the United Kingdom Inland Revenue that the Company will continue to be centrally managed and controlled in the United Kingdom at least until September 30, 2001. Hanson also agreed that the Company's Board of Directors will be the only medium through which strategic control and policy making powers are exercised, and that board meetings almost invariably will be held in the United Kingdom during this period. The Company has agreed not to take, or fail to take, during such five-year period, any action that would result in a breach of, or constitute non-compliance with, any of the representations and undertakings made by Hanson in its agreement with the United Kingdom Inland Revenue and to indemnify Hanson against any liability and penalties arising out of a breach of such agreement. The Company's By-Laws provide for similar constraints. The Company and Hanson estimate that such indemnification obligation would have amounted to approximately $421 if it had arisen during the twelve months ended September 30, 1997, and that such obligation will decrease by approximately $84 on each October 1 prior to October 1, 2001, when it will expire.

If the Company ceases to be a United Kingdom tax resident at any time, the Company will be deemed for purposes of United Kingdom corporation tax on chargeable gains to have disposed of all of its assets at such time. In such a case, the Company would be liable for United Kingdom corporation tax on chargeable gains on the amount by which the fair market value of those assets at the time of such deemed disposition exceeds the Company's tax basis in those assets. The tax basis of the assets would be calculated in pounds sterling, based on the fair market value of the assets (in pounds sterling), at the time of acquisition of the assets by the Company, adjusted for United Kingdom inflation. Accordingly, in such circumstances, the Company could incur a tax liability even though it has not actually sold the assets and even though the underlying value of the assets may not actually have appreciated (due to currency movements). Since it is impossible to predict the future value of the Company's assets, currency movements and inflation rates, it is impossible to predict the magnitude of such liability, should it arise.

Note 12--Operations by Industry Segment and Geographic Area

The Company's principal operations are grouped into four business segments: titanium dioxide and related products, acetyls, specialty chemicals, and polyethylene, alcohol and related products. See page 19 for information with respect to these segments.

Most of the Company's foreign operations are conducted by subsidiaries in the United Kingdom, France and Australia. Sales between the Company's operations are made on terms similar to those of its third-party distributors. Sales between geographic areas are not significant.

Income and expense not allocated to industry segment in computing operating income include interest income and expense and other income and expense of a general corporate nature.

Export sales from the United States for the years ended December 31, 1997, 1996 and 1995 were approximately $273, $272 and $379, respectively.

                            Millennium Chemicals Inc.
              Notes to Consolidated (Combined) Financial Statements
                         (in millions except share data)

==========================================================================================
By Geographic Area                                     1997             1996          1995
------------------------------------------------------------------------------------------
Net sales
United States                                        $2,677           $2,693        $3,462
Foreign                                                 393              377           368
Inter-area elimination                                  (22)             (30)          (30)
                                                     -------          -------       -------
    Total                                            $3,048           $3,040        $3,800
                                                     =======          =======       =======
Operating income
United States                                        $  422           $  245        $  743
Foreign                                                  27               38            99
                                                     ------           ------        ------
    Total                                            $  449           $  283        $  842
                                                     ======           ======        ======
Identifiable assets
United States                                        $3,599           $4,733
Foreign                                                 727              868
                                                     -------          -------
    Total                                            $4,326           $5,601
                                                     =======          =======


Note 13--Subsequent Events

On March 20, 1998, the Company, Lyondell and Occidental Petroleum Corporation ("Occidental"), announced the signing of a definitive agreement to expand Equistar with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental's chemical subsidiary. Occidental will contribute the net assets of these businesses (including $200 of debt related to these businesses) to Equistar. Equistar will borrow an additional $500, $425 of which will be distributed to Occidental and $75 to the Company. Upon the completion of this transaction, expected to be by mid-1998, Equistar will be owned 41% by Lyondell, 29.5% by Occidental and 29.5% by the Company.

Market for Registrant's Common Equity and Related Shareholder Matters

The following table sets forth the high and low closing sales prices per share of Common Stock reported by the NYSE since October 2, 1996, the commencement of "regular way" trading:

================================================================================
                                             High            Low
--------------------------------------------------------------------------------
1996
Fourth quarter                               $23.000         $17.250

1997
First quarter                                $20.875         $16.875
Second quarter                                22.750          17.500
Third quarter                                 23.500          20.250
Fourth quarter                                24.063          22.250

As of March 20, 1998, there were 34,615 record holders of Common Stock. The closing price per share of Common Stock as reported by the NYSE on such date was $31.00.