Form 10-K405, Exhibit 13
period 1999-12-31
MILLENNIUM CHEMICALS INC
filed 2000-03-30
CIK 1018099

MILLENNIUM CHEMICALS INC.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Major Factors Affecting 1999 Earnings

     Competitive conditions in European and North American titanium dioxide ("TiO2") markets

     Lower production costs offset lower selling prices in acetyls

     Weak demand and industry oversupply in global fragrance markets

     Lower equity income from Equistar

     $400 million after-tax charge for loss in value of Equistar investment

Results of Consolidated Operations

-----------------------------------------------------------------------
(Dollars in millions, except share data)        1999       1998    1997
-----------------------------------------------------------------------
Net sales .................................  $ 1,589    $ 1,597 $ 3,048

Operating income ..........................      168        205     449

Equity in (loss) earnings of Equistar .....      (19)        40      18

Net (loss) income .........................     (288)       164     185

Basic (loss) earnings per share ...........    (4.16)      2.18    2.48

Diluted (loss) earnings per share .........    (4.16)      2.17    2.48

The results for 1999, 1998 and 1997 included the effects of unusual items. These items should be considered in the comparison of annual results.

During 1998, the Company announced its intention to dispose of its remaining Suburban Propane partnership interests ("Suburban Propane"), and entered into an agreement to sell this interest to Suburban Propane and its management for $75 million. This transaction was completed in May 1999 and resulted in a gain of approximately $48 million ($38 million after tax, or $0.55 per share).

In 1999, results were decreased by net after-tax expense of $351 million, or $5.07 per share, for unusual items. The components of unusual items on a before- and after-tax basis were: a loss in value of the Equistar investment of $639 million ($400 million after tax, or $5.78 per share); a charge of $28 million ($18 million after tax, or $0.26 per share) for the Company's share of costs incurred by Equistar associated with a decision to mothball certain polymer reactors and the consolidation of certain functions at Equistar with Lyondell Chemical Company ("Lyondell"); income from insurance and legal settlements of $24 million ($15 million after tax, or $0.21 per share); $14 million ($0.20 per share) of tax benefits related to prior years; $12 million gain ($5 million after tax, or $0.08 per share) representing the Company's share of Equistar's gain on the sale of its colors and compounds business; charges of $7 million ($5 million after tax, or $0.07 per share) for costs of an early retirement program and the initial devaluation of Brazil's currency on local debt levels; and, the above mentioned gain of $48 million ($38 million after tax, or $0.55 per share) from the sale of the Company's interest in Suburban Propane.

During 1998, results were increased by net after-tax income of $54 million, or $0.72 per share, for unusual items. The components of unusual items on a before- and after-tax basis were: income from insurance settlements of $27 million ($18 million after tax, or $0.24 per share); $42 million ($0.56 per share) of tax benefits related to prior years; a gain of $5 million ($3 million after tax, or $0.04 per share) from the sale of excess property; a charge of $11 million ($6 million after tax, or $0.08 per share) for the Company's share of transition costs incurred by Equistar to form the venture; $3 million ($2 million after tax, or $0.03 per share) of strike costs incurred at one of the TiO2 facilities; and, $2 million ($1 million after tax, or $0.01 per share) of equity losses from the Suburban Propane investment.

During 1997, results were decreased by $12 million, or $0.16 per share, for unusual items. The components of unusual items on a before- and after-tax basis were: a charge of $47 million ($37 million after tax, or $0.50 per share) for the Company's share of transition costs to form the Equistar venture; income from insurance settlements of $46 million ($28 million after tax, or $0.38 per share); and, equity losses of $5 million ($3 million after tax, or $0.04 per share) from the Company's investment in Suburban Propane.

Exclusive of Unusual Items

-----------------------------------------------------------------------
(Dollars in millions, except share data)        1999      1998     1997
-----------------------------------------------------------------------
Net sales .................................  $ 1,589   $ 1,597  $ 3,048

Operating income ..........................      168       205      449

Equity in (loss) earnings of Equistar .....       (2)       40       18

Net income ................................       63       110      197

Basic earnings per share ..................     0.91      1.46     2.64

Diluted earnings per share ................     0.91      1.45     2.64


During 1999, market conditions for all of the Company's businesses, including Equistar, were very competitive. Net sales for 1999 were relatively unchanged from 1998 at $1.589 billion. Operating income, however, declined 18% from $205 million in 1998 to $168 million in 1999. The titanium dioxide and related products and specialty chemicals segments generated income that was 18% and 33% lower than 1998, respectively. The acetyls segment had results that were slightly above 1998. Equity earnings from Equistar turned negative in 1999, from income of $40 million in 1998 to a loss of $2 million, exclusive of unusual items, in 1999.

MILLENNIUM CHEMICALS INC.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The factors influencing these performances are detailed below. The resulting basic earnings per share, excluding unusual items, would have been $0.91, a $0.55 or 38% decline.

1998 marked the first full year of operations after the formation of Equistar. Accordingly, net sales declined from $3.048 billion to $1.597 billion in 1998 and operating income fell from $449 million to $205 million. Prior to December 1, 1997, the Company consolidated the operations of its polyethylene, alcohol and related products businesses that were contributed to the Equistar joint venture formed with Lyondell on that date. Since December 1, 1997, the Company has accounted for its share of Equistar's results on an equity basis.

Operating income from the Company's wholly owned businesses increased 45% from $141 million in 1997 to $205 million in 1998. The titanium dioxide and related products and specialty chemicals segments generated income that was 127% and 2% higher, respectively, in 1998 than in 1997. The acetyls segment generated income in 1998, that was 33% lower than in 1997. A full year's 1998 post-interest equity earnings from Equistar of $40 million compares to December 1997 equity earnings of $18 million and $308 million of operating income from the contributed businesses prior to the venture's formation. The improved business conditions in the TiO2 business were not sufficient to offset the impact of the downturn of the petrochemicals cycle on Equistar's results. The resulting basic earnings per share, excluding unusual items, would have been $1.46, a $1.18 or 45% decline.


Segment Analysis

A description of the products and markets for each of the business segments is included on pages 4 and 5 of this Annual Report. Additional segment information is included in Note 12 to the consolidated financial statements.

Titanium Dioxide and Related Products

--------------------------------------------------------------------
(Dollars in millions)          1999        1998       1997
--------------------------------------------------------------------
Net sales ................  $ 1,237     $ 1,203      $ 843

Operating income .........      112         136         60

1999 versus 1998

Net sales for 1999 of $1.237 billion increased 3% above 1998's level, even though profitability for TiO2 was disappointingly lower in 1999. Operating income for 1999 of $112 million was $24 million, or 18% below 1998 income of $136 million. Weak demand and strong competition in Europe, and pricing pressure in North America, offset rebounding economic conditions in Asia/Pacific and strong demand in Brazil. The impact of lower selling prices, higher functional costs and unfavorable currency exchange partially offset increased sales volumes and lower manufacturing costs for 1999. Higher production levels, year-on-year, and a lower number of operating difficulties resulted in lower manufacturing costs. The worldwide implementation of an SAP-based enterprise resource planning system, increased research and development spending and costs to reorganize the sales and marketing organization resulted in functional costs being higher than expected during the first three-quarters of the year. Fourth-quarter results reflected the beginning of improved conditions as costs came under control and volumes improved.

The average TiO2 selling price for 1999 was slightly lower (less than 1%) than 1998. Prices were under pressure during much of the year due to strong competition in many markets, particularly Europe, where selling prices declined 3%. Brazil's currency, the real, which was devalued in January, remained volatile for much of the year. Asia/Pacific prices increased 3% due to improved economic conditions and prices increased 2% in North America. Price increases were announced late in 1999 for most markets, with realization expected in early 2000. Demand is currently above prior year levels and supply for certain products is limited in many markets.

Sales volumes for 1999 were 4% above 1998. Slow demand in Europe and competitive price actions in Europe and North America resulted in 1999 volumes that were 8% and 6% lower than 1998, respectively. The strengthening of Asian and Australian economies resulted in a 21% increase in volumes to the region versus 1998.

The overall 1999 TiO2 operating rate was 88% based on annual effective capacity of 712 thousand metric tons per year, versus last year's rate of 93% on 671 thousand metric tons per year of capacity. The decline in the operating rate was due to planned and unplanned production shutdowns at certain facilities. Planned cutbacks in production were made early during 1999 in response to seasonal slowness in demand and price competition in Europe. In addition, operational difficulties were experienced during 1999 in connection with an expansion of capacity and new technology introduction at the Stallingborough, United Kingdom, facility. Although the difficulties are largely resolved, work continues to increase output levels to nameplate capacity.

1998 versus 1997

During 1998, profitability improved from increased selling prices, which began to be realized in mid-1997. Operating income for 1998 increased over two-and-one-quarter times to $136 million, compared to $60 million in 1997. Net sales for 1998 increased 43% to $1.203 billion compared to $843 million

MILLENNIUM CHEMICALS INC.

Management's Discussion and Analysis of
Financial Condition and Results of Operations


for 1997. Higher average selling prices from worldwide price increases accounted for the majority of the improvement in operating income. Newly acquired operations also contributed to the increased sales and profits of this segment.

On December 31, 1997, the Company acquired Rhone-Poulenc Chimie S.A.'s French TiO2 operations, which included two plants providing 125 thousand metric tons per year of TiO2 capacity along with certain specialty and intermediate chemical businesses. On July 1, 1998, the Company acquired 99% of the voting shares and 72% of the outstanding shares of Titanio do Brazil S.A. ("Tibras") in Brazil, consisting of a plant having approximately 60 thousand metric tons per year of TiO2 capacity and a mineral sands mine with over two million metric tons of recoverable reserves.

While strong demand existed in the North American and European markets for much of 1998, depressed markets in the Asia/Pacific region negatively impacted shipments to that area. Overall sales volumes were 25% higher than 1997, due to sales attributable to the acquired French and Brazilian operations. Excluding such operations, sales volumes were 4% lower than in 1997. Toward the end of the year, increased price competition in Europe limited volumes sold to these markets and seasonal slowness was evident in North America.

Pricing trends continued upward during 1998 as global price increases were implemented despite depressed markets in Asia. The average TiO2 selling price for 1998 was 11% higher than 1997, including the French operations which historically experienced lower pricing than the balance of this segment. Price gains by region were 8% in the Americas, 13% in Europe and 31% in Asia/Pacific, where previous price declines were the most dramatic. Price competition increased in Europe toward the end of the year due to economic and seasonal slowness along with competitor actions to increase market share.

The impact of higher prices was partially offset by higher manufacturing and functional costs. The TiO2 plants operated at approximately 93% of capacity during 1998, compared to 97% during 1997. The Stallingborough, United Kingdom, plant was shut down in the fall of 1998 to complete a project to expand capacity by 41 thousand metric tons per year. Some difficulties in its December start-up were experienced, lowering production and increasing costs in December 1998 and into 1999. In addition, production at certain other facilities was slowed in December in response to the seasonal slowdown in demand and price competition in Europe, increasing costs for the fourth quarter.

Acetyls

---------------------------------------------------------------------
(Dollars in millions)               1999            1998     1997
---------------------------------------------------------------------
Net sales .......................  $ 227           $ 253    $ 271
Operating income ................     27              26       39

1999 versus 1998

On January 18, 1999, the Company completed transactions with Linde AG ("Linde") relating to the Company's synthesis gas ("syngas") unit in Texas and a 15% interest in its methanol business whereby the Company received $123 million in cash. No gain or loss resulted from these transactions. Linde now operates the syngas facility and holds a 15% interest in the methanol operation.

Net sales for 1999 of $227 million were 10% below 1998 levels of $253 million while operating income of $27 million was slightly above prior year. Compared to the prior year, the slightly higher income was primarily due to lower production costs, realized in part from Linde operating the syngas unit, which offset lower selling prices during the year.

Despite competitors idling methanol plants and plant mechanical problems at offshore producers' facilities, 1999 methanol sales volumes were 14% below prior year due to over-supply in the industry. Strong spot markets in the second and third quarters increased spot prices in the United States triggering an influx of imports. Combined with increased United States production, supply/demand was brought back in balance by September, reducing spot pricing and demand. Overall selling prices for the year were 7% below 1998. In addition, rising natural gas costs negatively impacted margins for much of the year. Conditions in the methanol businesses are expected to remain challenging in 2000 as new industry capacity enters the market.

Markets for acetic acid were weak during much of 1999 but had a strong finish. Selling prices in 1999 were 11% below 1998. Prices remained weak, particularly in export markets and in anticipation of new capacity coming on-stream in 2000. Volumes were hampered by softness in the polyester fiber business, a downstream market for acetic acid, during much of 1999, with only a 2% rise in overall sales volumes during the year. However, strong demand and limited supply bolstered prices and volumes in the fourth quarter. Short-term conditions look favorable with strong demand in both the United States and overseas markets combined with limited supply. Conditions are expected to deteriorate in 2000, as new capacity comes on-stream.

MILLENNIUM CHEMICALS INC.

Management's Discussion and Analysis of
Financial Condition and Results of Operations


Similarly, conditions in vinyl acetate monomer ("VAM") were weak the first half of 1999, but improved in the second half. Volumes were 2% behind 1998 due to the loss of sales from a major customer. However, fourth-quarter volumes were 13% above the same quarter of 1998. The downstream United States synthetic latex polymer business and export markets were strong. Selling prices in 1999 were slightly below prior year. Two $0.03 per pound price increases were largely successful in 1999. A favorably tighter supply/demand balance is expected through 2000.

1998 versus 1997

Depressed markets in Asia, combined with overcapacity for some products, resulted in decreased profits in acetyls during 1998 compared to 1997. Net sales of acetyls decreased $18 million, or 7%, to $253 million, while operating income decreased $13 million, or 33% to $26 million. These market conditions resulted in declining selling prices for all product offerings with prices down 12%, 14% and 34% for VAM, acetic acid and methanol, respectively, compared to 1997. The impact of lower prices was partially offset by favorable costs as a result of the 1997 La Porte, Texas, plant conversion to natural gas feedstock. Initial difficulties resulting from this conversion were corrected during 1997, with the full benefit of lower production costs being realized during 1998.

VAM pricing during 1998 was adversely affected by high export volumes at low prices and competitive pressures. However, sales volumes were 9% above 1997.

Similarly, sales volumes for acetic acid increased 9% in 1998 over 1997 despite weak Asian markets. A scheduled turnaround of the acetic acid plant was completed during the year with the shutdown extended in light of weak market conditions.

Selling prices for methanol were adversely impacted by oversupply due to new competitor capacity and higher imports. While prices fell an average of 34% during 1998, sales volumes were 14% higher compared to 1997.

Specialty Chemicals

---------------------------------------------------------------------
(Dollars in millions)           1999         1998        1997
---------------------------------------------------------------------
Net sales ....................  $ 125       $ 141       $ 148
Operating income .............     29          43          42

1999 versus 1998

Very competitive conditions existed in the specialty fragrance chemical markets during 1999. Net sales declined 11% to $125 million for 1999 from $141 million in 1998. Millennium Specialty Chemicals' operating income of $29 million for 1999 was 33% below the $43 million for 1998. The unfavorable results, compared to the prior year, were due primarily to lower sales volumes and declining sales prices for most products in Specialties' main fragrance chemical business. In addition, 1999 profits from the Colors & Silica business were lower than in 1998 due to lower volumes and related underabsorbed fixed costs.

Sales volumes in 1999 were 13% below prior year due to highly competitive markets overseas. Attempts to hold pricing resulted in lost volume, in many instances. Fourth-quarter volumes were 15% above last year's fourth quarter and 12% above the third quarter, indicative of modest recovery in the worldwide fragrance markets.

Average selling prices for the fragrance business were 3% above prior year solely from the mix of products sold during the year. Prices have eroded in most products and these lower price levels are expected to continue in the year 2000.

The cost of crude sulfate turpentine ("CST"), the principal raw material for fragrance chemicals, continued on a downward trend during the whole of 1999, with an average purchase cost of $1.27 per gallon versus $1.97 per gallon last year. Prices in December hit an historical low of $0.50 per gallon. However, reduced raw material costs were offset by higher production costs due to lower plant utilization levels, adverse weather conditions and mechanical problems occurring in the third quarter.

1998 versus 1997

In 1998, fragrance chemicals had a record year with operating income of $43 million, $1 million higher than 1997. Net sales were down $7 million or 5% to $141 million as compared to 1997.

While average selling prices were up 4% over 1997, primarily due to favorable product mix, price competition during the second half of 1998 was experienced, and continued during 1999. Business conditions were strong through the first half of the year but became competitive in the third quarter as weakness in the Asian markets, entry into the markets by new competitors and capacity additions made mid-year price negotiations difficult.

The continued emphasis on high-margin products during 1998 was partially offset by lower overall volumes and higher CST costs. Although CST costs declined during the second half of 1998, the average price for 1998 of $1.97 per gallon was 15% higher than 1997.

MILLENNIUM CHEMICALS INC.

Management's Discussion and Analysis of
Financial Condition and Results of Operations



Polyethylene,Alcohol and Related Products

---------------------------------------------------------------------
(Dollars in millions)                       1999       1998     1997
---------------------------------------------------------------------
Equity in (loss) earnings of Equistar .... $ (19)     $ 40     $ 18
Equity in (loss) earnings of Equistar -
   excluding unusual items ...............    (2)       40       18

1999 versus 1998

Equistar's business, which experienced trough conditions in the fourth quarter of 1998, showed some promise during 1999 as a result of unexpectedly strong demand and limited supply during much of the year. However, conditions deteriorated late in 1999. An equity loss from the interest in Equistar, excluding unusual items, of $2 million in 1999 compared to income of $40 million in 1998. The unusual items in 1999 included Equistar's sale of its colors and compounds business (the Company's share--$12 million before tax) and a fourth quarter $96 million charge for asset write-downs from mothballing certain plant facilities and severance costs associated with those shutdowns and other reorganization efforts (the Company's share--$28 million before tax), as described below.

On an operating basis, Equistar's income (in total) decreased to $258 million in 1999 from $282 million in 1998. Both ethylene and polymer prices rose during the year after a decline that began in mid-1998. Equistar temporarily shut down some capacity early in 1999 to help stabilize the supply/demand balance for ethylene. With good demand for much of the year thereafter, volumes were steady and similar to 1998 levels. Unfortunately, a run-up in feedstock prices, which began mid-year, offset much of the price increases. With new capacity expected to come on-stream in 2000, several steps are planned to manage production and close down higher-cost facilities. Certain polyethylene reactors are planned to be mothballed and, accordingly, Equistar wrote down its assets by $77 million in the fourth quarter of 1999. In addition, a reorganization of support services for Equistar will result in a reduction in its workforce; severance costs of $19 million were accrued in the fourth quarter of 1999.

Average selling prices for ethylene in 1999 increased 33% above the 1998 average. While the demand for ethylene remained strong for most of the year, spot prices began to decline in December as supply constraints became less evident. Sales volumes, which were 6% above 1998 for the full year, dropped at the end of 1999. Industry inventories remain low. Recently, higher feedstock costs and low producer inventories have put upward pressure on ethylene pricing.

Similarly, sales prices for polyethylene increased on average 7%, 6% and 8% from 1998 in the high-density, low-density and linear-low-density product lines, respectively. Again, however, margins were squeezed by the increased cost of ethylene as feed stock costs rose. Four price increases were implemented in 1999. Demand remained steady for most of the year.

Feedstock costs rose dramatically during the year and offset most of the margin improvement from selling price increases. Crude oil prices rose to over $27 per barrel, with Equistar hedging about 50% of its requirements for heavy feeds for several months late in the year. About 40% of production from heavy feeds are by-products that are naturally hedged, as sales prices generally fluctuate with the price of crude oil. Liquid feedstock costs continued to be volatile while the price of heavy feeds continues to rise.

Synergies achieved through 1999 resulting from combining the operations contributed by each of Equistar's partners helped to offset the negative impact of the depressed markets. For 1999, total synergies before transition costs, were an estimated $282 million.

1998 versus 1997

Equity earnings for 1998, which reflect the Company's share of Equistar's post-interest profits, were $40 million.

Ethylene and ethylene derivative markets started to decline near the end of the first quarter of 1998 and reached trough conditions during the fourth quarter of 1998. Equistar reported an operating loss (before interest) of $10 million for the fourth quarter of 1998 compared to income of $68 million in the third quarter. While volumes were relatively stable during the year, excess industry supply, announced new capacity coming on-stream and low feedstock prices put severe pressure on selling prices. By year-end, ethylene prices had dropped 30% from January 1998. Following this trend, polyethylene prices also dropped over 25% during 1998, as price competition resulted from overcapacity in those markets. Other ethylene derivative products have also experienced declines in prices during 1998, but not as dramatic as polyethylene.

Feedstock costs were at relatively low levels during 1998, offsetting somewhat the margin of declining prices. Prices for crude oil were down 11% in the month of December 1998 alone.

MILLENNIUM CHEMICALS INC.

Management's Discussion and Analysis of
Financial Condition and Results of Operations



Interest Expense

--------------------------------------------------------------------------
(Dollars in millions)                  1999         1998         1997
--------------------------------------------------------------------------
Interest expense, net...............  $ 69         $ 72        $ 121

Interest expense in 1999 decreased $3 million. Lower average outstanding debt levels more than offset the unfavorable impact of higher interest rates. Compared to 1997, 1998 interest expense decreased significantly as $1 billion of debt was repaid with the proceeds of forming Equistar on December 1, 1997. Since 70% of the Company's debt is at fixed interest rates, the recent market increase in rates should not materially affect interest expense or cash flows in 2000.

Liquidity

The Company maintained a solid financial condition throughout 1999. Cash flows from operations, supplemented with proceeds from the sale of certain of its interests, provided funding for the Company's dividends, share repurchases and capital spending programs during 1999 and 1998. In addition, during 1999, the Company received $75 million in distributions from Equistar and utilized $7 million for working capital requirements. During 1998, the Company utilized $130 million in working capital, primarily due to the payment of various obligations related to the businesses contributed to Equistar on December 1, 1997, and increased inventories in contemplation of the temporary shut down and stepped start-up of the Stallingborough, United Kingdom, facility to complete expansion efforts there.

The Company believes that, during 2000, cash flows from operations, expected distributions from Equistar and availability under existing borrowing facilities will provide adequate support for all of the Company's cash flow needs for working capital, dividends and capital expenditures for its existing businesses, as well as the share repurchase program described below.

The Company is in the final stages of talks with the IRS to settle certain issues relating to the tax years 1986 through 1988. If these issues are resolved, a payment of about $100 million in taxes and interest could be made during 2000. This amount has been included in Income taxes payable in the consolidated balance sheet as of December 31, 1999.

Share Repurchase Programs

In January 1999, the Board of Directors authorized the Company to spend up to $200 million to repurchase shares of the Company's outstanding common stock ("Common Stock"), from time to time, in the open market and in privately negotiated transactions, subject to market conditions. This program was completed in October 1999 with a total of 8,893,600 shares, over 10% of total outstanding shares, repurchased. In March 2000, the Board of Directors authorized the repurchase of up to an additional 3,500,000 shares.

Capital Expenditures

--------------------------------------------------------------------------
(Dollars in millions)                  1999         1998         1997
--------------------------------------------------------------------------
Additions to property,
  plant and equipment.............    $ 109         $215        $ 152
Acquisitions......................       --           85          169

Capital expenditures in 1999 totaled $109 million, a 49% decrease from 1998. Additions to plant and equipment in 1999 were largely in support of completing SAP implementations worldwide, excluding Brazil, creating a new research and technology center for the TiO2 business and various cost reduction and yield improvement projects across the business units. The Company spent $98 million over the course of 1999 and 1998 related to the company-wide, excluding Brazil, implementation of SAP. In connection with this implementation, $80 million of costs were capitalized and $18 million were expensed. Capital expenditures are expected to approximate the level of depreciation and amortization in 2000.

Capital expenditures in 1998 and 1997 were primarily related to the expansion of capacity at the Stallingborough, United Kingdom, facility, the worldwide, excluding Brazil, SAP implementation, and various cost reduction and yield improvement projects.

Financing and Capital Structure


[GRAPHIC]

Net debt (short-term and long-term debt less cash) was $992 million at December 31, 1999, compared to $979 million at December 31, 1998. A subsidiary of the Company guarantees certain debt obligations of Equistar up to $750 million. At December 31, 1999, the Company had approximately $328 million of unused availability under short-term lines of credit and its bank credit agreement. Results from operations before interest, taxes, other income, equity earnings (losses), depreciation and amortization ("EBITDA") as a factor to interest expense was 4.0 times during 1999 compared to 4.3 times in 1998. The Company maintains an investment grade rating with Standard & Poor's and Moody's Investor Services and is currently in compliance with its bank credit agreement and bond indentures. The Company recently amended one of the financial convenants in its credit agreement to remain compliant after the 1999 charge for loss in value of the Equistar investment.

MILLENNIUM CHEMICALS INC.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Inflation

The financial statements are presented on an historical cost basis. While the United States inflation rate has been modest for several years, the Company operates in many international areas with both inflation and currency issues. The ability to pass on inflation costs is an uncertainty due to general economic conditions and competitive situations.

Foreign Currency Matters

The functional currency of each of the Company's non-United States operations (principally, the TiO2 operations in the United Kingdom, France, Brazil and Australia) is the local currency. The impact of currency translation in combining the results of operations and financial position of such operations has not, historically, been material to the consolidated financial position of the Company. The 1999 devaluation of Brazil's currency, the real, had a $6 million negative impact on the Company's consolidated operations despite a majority of sales in Brazil being referenced to U.S. dollar prices. In addition, partially as a result of translating the Brazilian financial statements into U.S. dollars, consolidated shareholders' equity decreased approximately $46 million during 1999 due to exchange rate changes. Future events, which may significantly increase or decrease the risk of future movement in the real, or other currencies in which the Company conducts business, cannot be predicted.

The Company generates revenue from export sales and revenue from operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency. Revenues made outside the United States accounted for 62%, 53% and 22% of total revenues in 1999, 1998 and 1997, respectively, with only a portion denominated in currencies other than the U.S. dollar. The Company hedges certain revenues and costs to minimize the impact of changes in the exchange rates of those currencies compared to the functional currencies. At December 31, 1999, the Company had forward exchange contracts to sell Australian dollars for U.S. dollars aggregating in U.S. dollars $7 million, which mature within 90 days and approximate fair value.

The Company does not use derivative financial instruments for trading or speculative purposes. Foreign currency losses aggregated $13 million in 1999 (including the impact from Brazil's currency devaluation), and $4 million in each of 1998 and 1997.

Financial Instruments and
other Market Related Risks

The fair value of all short-term financial instruments (i.e., trade receivables, notes payable, etc.) and restricted cash approximates their carrying value due to their short maturity or ready availability. The fair value of the Company's other financial instruments are based upon estimates received from independent financial advisors as follows:

----------------------------------------------------------------------------
(Dollars in millions)                        1999                1998
----------------------------------------------------------------------------
                                      Carrying    Fair    Carrying    Fair
                                      Value       Value   Value       Value
Borrowings under
 the Revolving Credit Agreement.......  $ 261     $ 258     $ 235    $ 235
Senior Notes and Debentures...........  $ 749     $ 661     $ 749    $ 695

In addition, the Company has various contractual obligations to purchase raw materials used in the production of its products - titanium ores for TiO2,CST for fragrance and flavor chemicals, methanol for acetic acid and ethylene for VAM. Commitments for such materials are generally at market prices or at fixed prices but subject to escalation for inflation. Accordingly, the fair value of such obligations approximates their contractual value.

Historical Cyclicality of Certain Products

The markets for ethylene and polyethylene, in which the Company participates through its interest in Equistar, are highly cyclical, resulting in volatile profits over the business cycle. The global markets for TiO2 and acetyls are also cyclical, although to a lesser degree. In contrast, the Company believes that, over a business cycle, the markets for specialty chemicals are generally more stable in terms of industry demand, selling prices and operating margins.

Demand for ethylene and its derivatives has fluctuated from year to year. However, over the last ten years, demand for ethylene and its primary derivative, polyethylene, has increased an average of approximately 4% per year. The industry is particularly sensitive to capacity additions, and producers have historically experienced alternating periods of inadequate ethylene and/or polyethylene capacity, resulting in increased selling prices and operating margins, followed by periods of large capacity additions, resulting in declining capacity utilization rates, selling prices and operating margins. The cyclicality of petrochemicals' profitability is further influenced by fluctuations in the price of feedstocks for ethylene, which generally follow price trends for crude oil. Producers of ethylene for merchant supply to unaffiliated customers typically experience greater variations in profitability when industry supply and demand relationships are at extremes, in comparison to more

MILLENNIUM CHEMICALS INC.

Management's Discussion and Analysis of
Financial Condition and Results of Operations


integrated competitors. Equistar currently consumes or sells approximately 75% of its ethylene production in its or its partners' downstream derivative facilities, which has the effect of reducing volatility. It is not possible to predict accurately the effect that future changes in feedstock costs, market conditions and other factors will have on Equistar's profitability.

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

Euro Conversion

On January 1, 1999, eleven of fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies ("legacy currencies") and the European Union's common currency, the euro. As of that date, the euro began trading on currency exchanges and may be used in business transactions. Thus far, the euro has not had a significant impact on the Company's product-pricing strategy as prices are more dependent on local demand requirements, production costs and costs to serve local markets.

-------------------------------------------------------------------------------

Report of Independent Accountants

To the Board of Directors and Shareholders of Millennium Chemicals Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Millennium Chemicals Inc. (the "Company") at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
--------------------------

PricewaterhouseCoopers LLP
Florham Park, New Jersey
January 31, 2000

MILLENNIUM CHEMICALS INC.

Consolidated Balance Sheets
(Dollars in millions,except share data)

<CAPTION
----------------------------------------------------------------------------------------------
As of December 31                                                            1999       1998
----------------------------------------------------------------------------------------------
Assets
Current assets
 Cash and cash equivalents ............................................   $   110    $   103
 Trade receivables, net ...............................................       268        242
 Inventories ..........................................................       361        334
 Assets of discontinued interests .....................................        --        148
 Other current assets .................................................       118        109
                                                                          -------    -------
  Total current assets ................................................       857        936
Property, plant and equipment, net ....................................       995      1,044
Investment in Equistar ................................................       800      1,519
Other assets ..........................................................       194        189
Goodwill ..............................................................       404        412
                                                                          -------    -------
 Total assets .........................................................   $ 3,250    $ 4,100
                                                                          -------    -------
                                                                          -------    -------

Liabilities and shareholders' equity
Current liabilities
 Notes payable ........................................................   $    56    $    29
 Current maturities of long-term debt .................................        23         14
 Trade accounts payable ...............................................       153        113
 Income taxes payable .................................................        97         23
 Accrued expenses and other liabilities ...............................       166        200
                                                                          -------    -------
  Total current liabilities ...........................................       495        379
Long-term debt ........................................................     1,023      1,039
Deferred income taxes .................................................      --          334
Other liabilities .....................................................       701        755
                                                                          -------    -------
  Total liabilities ...................................................     2,219      2,507
                                                                          -------    -------
                                                                          -------    -------

Commitments and contingencies (Note 11)

Minority interest .....................................................        16         15
Shareholders' equity
 Preferred stock (par value $0.01 per share,
  authorized 25,000,000 shares; none issued and
  outstanding) ........................................................        --         --
Common stock (par value $0.01 per share,
authorized 225,000,000 shares; issued
77,891,586 and 77,873,586 shares in 1999 and 1998, respectively) ......         1          1
Paid in capital .......................................................     1,335      1,333
Retained (deficit) earnings ...........................................       (32)       294
Unearned restricted shares ............................................       (28)       (35)
Cumulative other comprehensive loss ...................................       (61)       (15)
Treasury stock (at cost, 9,567,263 and 502,572 shares in 1999 and 1998,
 respectively) ........................................................      (210)        (7)
Deferred compensation .................................................        10          7
                                                                          -------    -------
 Total shareholders' equity ...........................................     1,015      1,578
                                                                          -------    -------
Total liabilities and shareholders' equity ............................   $ 3,250    $ 4,100
                                                                          -------    -------
                                                                          -------    -------

--------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements

MILLENNIUM CHEMICALS INC.

Consolidated Statements of Operations
(Dollars in millions,except share data)

--------------------------------------------------------------------------------------------------
Year Ended December 31                                                 1999       1998       1997
--------------------------------------------------------------------------------------------------
Net sales .......................................................    $1,589     $1,597     $3,048
Operating costs and expenses:
 Cost of products sold ..........................................     1,112      1,134      2,180
 Depreciation and amortization ..................................       105        102        203
 Selling, development and administrative expense ................       204        156        216
                                                                     ------     ------     ------
  Operating income ..............................................       168        205        449
Interest expense ................................................       (72)       (76)      (131)
Interest income .................................................         3          4         10
Equity in (loss) earnings of Equistar ...........................       (19)        40         18
Other income, net ...............................................        29         29          1
Loss in value of Equistar investment ............................      (639)      --         --
                                                                     ------     ------     ------
(Loss) income from continuing operations before provision for
 income taxes and minority interest .............................      (530)       202        347
Benefit (provision) for income taxes ............................       209        (37)      (159)
                                                                     ------     ------     ------
(Loss) income from continuing operations before minority interest      (321)       165        188
Minority interest ...............................................        (5)        (2)      --
                                                                     ------     ------     ------
(Loss) income from continuing operations ........................      (326)       163        188
Income (loss) from discontinued operations (net of income
 taxes of $10, $1, and ($2), respectively) ......................        38          1         (3)
                                                                     ------     ------     ------
Net (loss) income ...............................................    $ (288)    $  164     $  185
                                                                     ------     ------     ------
                                                                     ------     ------     ------

(Loss) income per share from continuing operations ..............    $(4.71)    $ 2.17     $ 2.52
                                                                     ------     ------     ------

Income (loss) per share from discontinued operations ............    $ 0.55     $ 0.01     $(0.04)
                                                                     ------     ------     ------

Net (loss) income per share--basic ..............................    $(4.16)    $ 2.18     $ 2.48
                                                                     ------     ------     ------

Net (loss) income per share--diluted ............................    $(4.16)    $ 2.17     $ 2.48
                                                                     ------     ------     ------

See Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

MILLENNIUM CHEMICALS INC.

Consolidated Statements of Cash Flows
(Dollars in millions)

---------------------------------------------------------------------------------------------------------
Year Ended December 31                                                         1999       1998       1997
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities
 (Loss) income from continuing operations ...............................    $ (326)    $  163    $   188
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization .........................................       105        102        203
  Loss in value of Equistar investment ..................................       639         --         --
  Deferred income tax (benefit) provision ...............................      (247)        54        122
  Restricted stock amortization .........................................         8          6         23
  Equity in loss (earnings) of Equistar .................................        19        (40)       (18)
  Minority interest .....................................................         5          2         --
  Changes in assets and liabilities (net of acquisitions and dispositions):

    (Increase) decrease in trade receivables ............................       (29)        24        141
    (Increase) decrease in inventories ..................................       (43)       (42)        14
    (Increase) in other current assets ..................................       (11)       (45)       (40)
    (Increase) decrease in investments and other assets .................       (27)        86         58
    Increase (decrease) in trade accounts payable .......................        45         15        (97)
    Increase (decrease) in accrued expenses and other
     liabilities and income taxes payable ...............................        31        (82)      (124)
    Decrease in other liabilities .......................................      (146)       (93)       (87)
                                                                             ------     ------     ------
Cash provided by operating activities ...................................        23        150        383
 Cash flows from investing activities
 Capital expenditures ...................................................      (109)      (215)      (152)
 Acquisition of businesses ..............................................        --        (85)      (169)
 Proceeds from Equistar .................................................        --         --        750
 Accounts receivable collection through Equistar ........................        --        225         25
 Distributions from Equistar ............................................        75        317         18
 Proceeds from syngas transaction .......................................       123         --         --
 Proceeds from sale of Suburban Propane investment ......................        75         --         --
 Proceeds from sale of fixed assets .....................................        13         10          2
                                                                             ------     ------     ------
  Cash provided by investing activities .................................       177        252        474
Cash flows from financing activities
 Dividends to shareholders ..............................................       (38)       (47)       (46)
 Repurchases of common stock ............................................      (200)        --         --
 Contribution to Suburban Propane .......................................        --         --        (22)
 Proceeds from long-term debt ...........................................       118        172        185
 Repayment of long-term debt ............................................       (93)      (519)    (1,217)
 Increase (decrease) in notes payable ...................................        27         29        (98)
                                                                             ------     ------     ------
  Cash used in financing activities .....................................      (186)      (365)    (1,198)
Effect of exchange rate changes on cash .................................        (7)         2         (3)
                                                                             ------     ------     ------
Increase (decrease) in cash and cash equivalents ........................         7         39       (344)
Cash and cash equivalents at beginning of year ..........................       103         64        408
                                                                             ------     ------     ------
Cash and cash equivalents at end of year ................................    $  110     $  103    $    64
                                                                             ------     ------     ------
                                                                             ------     ------     ------

--------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements

MILLENNIUM CHEMICALS INC.

Consolidated Statements of Changes in Shareholders' Equity
(In millions)

-----------------------------------------------------------------------------------------------------------------------------------
                                        Common Stock
                                  ------------------
                                  Issued and                                                      Unearned    Cumulative Other
                                  Outstanding          Treasury    Deferred    Paid In  Retained  Restricted  Comprehensive
                                  Shares       Amount  Stock     Compensation  Capital  Earnings  Shares      Loss             Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996           77         $ 1    $   --     $   --       $ 1,319   $ 38      $ (50)      $ 10        $1,318
Comprehensive income
 Net income                                                                                 185                                 185
 Other comprehensive income
 --Currency translation adjustment                                                                                (16)          (16)
                                   ------      ------    ------     ------       -------  -----      -----     ------        ------
Total comprehensive income             --          --        --        --             --    185         --        (16)          169
Amortization and adjustment of
  unearned restricted shares           (1)                                            15                 8                       23
Dividends to shareholders                                                                   (46)                                (46)
                                   ------      ------    ------     ------       -------  -----      -----     ------        ------
Balance at December 31, 1997           76           1        --        --          1,334    177        (42)       (6)         1,464
Comprehensive income
 Net income                                                                                 164                                 164
 Other comprehensive income
 -Currency translation adjustment                                                                                 (9)            (9)
                                   ------      ------    ------     ------       -------  -----      -----     ------        ------
Total comprehensive income             --          --        --        --             --    164         --        (9)           155
Amortization and adjustment of
 unearned restricted shares             1                                             (1)                7                        6
Shares purchased by rabbi trust        (1)                   (7)        7                                                        --
Dividends to shareholders                                                                   (47)                                (47)
                                   ------      ------    ------     ------       -------  -----      -----     ------        ------
Balance at December 31, 1998           76           1        (7)        7          1,333    294        (35)      (15)         1,578
Comprehensive loss
Net loss                                                                (288)                                                  (288)
Other comprehensive income
-Currency translation adjustment                                                                                 (46)           (46)
                                   ------      ------    ------     ------       -------  -----      -----     ------        ------
Total comprehensive loss               --          --        --        --             --   (288)         --      (46)          (334)
Amortization and adjustment of
 unearned restricted shares             1                                              1                  7                       8
Shares repurchased                     (9)                 (200)                                                               (200)
Shares purchased by rabbi trust                              (3)        3                                                        --
Options exercised                                                                      1                                          1
Dividends to shareholders                                                                   (38)                                (38)
                                   ------      ------    ------     ------       -------  -----      ------    ------        ------
Balance at December 31, 1999           68         $ 1    $ (210)    $  10        $ 1,335  $ (32)      $ (28)   $ (61)        $1,015
                                   ======      ======    ======     ======       =======  =====      ======    ======        ======


See Notes to Consolidated Financial Statements

-------------------------------------------------------------------------------
12

MILLENNIUM CHEMICALS INC.

Notes to Consolidated Financial Statements
(Dollars in millions,except share data)

Note 1--Description of Company

Millennium Chemicals Inc. (the "Company") is a major international chemical company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals, operating through its subsidiaries: Millennium Inorganic Chemicals Inc. (and its non-United States affiliates), Millennium Petrochemicals Inc. and Millennium Specialty Chemicals Inc.; and, beginning December 1, 1997, through its interest in Equistar Chemicals, LP ("Equistar"), a joint venture formed by the Company and Lyondell Chemical Company ("Lyondell") to jointly own and operate the petrochemical and polymer businesses of the Company and Lyondell. On May 15, 1998, the Company's interest in Equistar was reduced to 29.5% with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental Petroleum Corporation's ("Occidental") chemical subsidiary (see Note 3).

The Company was incorporated on April 18, 1996, and has been publicly owned since October 1, 1996, when Hanson PLC ("Hanson") transferred its chemical operations to the Company and, in consideration, all of the then outstanding shares of the Company's common stock ("Common Stock") were distributed pro rata to Hanson's shareholders (the "Demerger").

On December 31, 1997, the Company completed the purchase of the shares of Rhone-Poulenc Chimie S.A.'s Thann et Mulhouse titanium dioxide ("TiO2") and related intermediate and specialty chemical operations in France for $185, including assumed debt. The operations in France provide capacity to produce approximately 125 thousand metric tons per year of TiO2. The acquisition was accounted for using the purchase method and the purchase price was allocated to the net assets acquired, principally property, plant and equipment and working capital, based on their fair value.

On July 1, 1998, the Company completed the acquisition of 99% of the voting shares and 72% of the outstanding shares of Titanio do Brazil S.A. ("Tibras"), Brazil's only integrated TiO2 producer, for $129, including assumed debt. This acquisition was also accounted for using the purchase method of accounting with the purchase price allocated to the net assets acquired, principally property, plant and equipment and working capital, based on their fair value. The two operations comprising Tibras included a plant which has capacity to produce approximately 60 thousand metric tons per year of TiO2 and a mineral sands mine with over 2 million metric tons of recoverable reserves.

On January 18, 1999, the Company completed transactions with Linde AG ("Linde") relating to the Company's synthesis gas ("syngas") unit in La Porte, Texas, and a 15% interest in its methanol business, whereby the Company received $123 in cash. Linde operates the syngas facility under a long-term lease with a purchase option. In addition, Linde operates and holds a 15% interest in the methanol facility. No gain or loss resulted from these transactions.

On May 26, 1999, the Company sold its 26.4% combined subordinated and general partnership interest in Suburban Propane Partners, L.P. and Suburban Propane, L.P. (collectively "Suburban Propane") to Suburban Propane and its management for $75 in cash, resulting in an after-tax gain of $38. As such, Suburban Propane is reflected as a discontinued operation for all periods presented.

Note 2--Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Minority interest represents the minority ownership of Tibras at cost. All significant intercompany accounts and transactions have been eliminated.

Estimates and Assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification: Certain prior year balances have been reclassified to conform with the current year presentation.

Revenue Recognition: Revenue is recognized upon shipment of product to the customer or upon usage of the product by the customer in the case of consignment inventories.

Cash Equivalents: Cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of 90 days or less. In addition, other assets include approximately $29 and $31 in restricted cash at December 31, 1999 and 1998, respectively, which is on deposit to satisfy insurance claims.

Inventories: Inventories are stated at the lower of cost or market value. For certain United States operations representing 47% and 41% of consolidated inventories at December 31, 1999 and 1998, respectively, cost is determined under the last-in, first-out (LIFO) method. The first-in, first-out (FIFO) method, or methods which approximate FIFO, are used by all other subsidiaries.

MILLENNIUM CHEMICALS INC.

Notes to Consolidated Financial Statements
(Dollars in millions,except share data)

Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally 20 to 40 years for buildings and 5 to 25 years for machinery and equipment. Major renewals and improvements are capitalized, while maintenance and repair costs are expensed as incurred.

Capitalized Software Costs: The Company capitalizes costs incurred in the acquisition and modification of computer software used internally, including consulting fees and costs of employees dedicated solely to a specific project. Such costs are amortized over periods not exceeding 7 years and are subject to impairment evaluation under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of".

Goodwill: Goodwill represents the excess of the purchase price over the fair value of net assets allocated to acquired companies. Goodwill is being amortized using the straight-line method over 40 years. Management periodically evaluates goodwill for impairment based on the anticipated future cash flows attributable to its operations. Such expected cash flows, on an undiscounted basis, are compared to the carrying value of the tangible and intangible assets, and if impairment is indicated, the carrying value of goodwill is adjusted. In the opinion of management, no impairment of goodwill existed at December 31, 1999.

Environmental Liabilities and Expenditures: Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties, except where payment has been received or the amount of liability or contribution by such other parties, including insurance companies, has been agreed, and are not discounted. In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

Foreign Currency: Assets and liabilities of the Company's foreign subsidiaries are translated at the exchange rates in effect at the balance sheet dates, while revenue, expenses and cash flows are translated at average exchange rates for the reporting period. Resulting translation adjustments are recorded in the currency translation account in Shareholders' equity. Gains and losses resulting from changes in foreign currency on transactions denominated in currencies other than the functional currency of the respective subsidiary are generally recognized in income as they occur. Forward exchange contracts are used to manage the exposure to foreign currency fluctuations on certain of these transactions. Unrealized gains and losses related to these contracts are deferred and reported as part of the underlying transaction when settled. The cash flows from such contracts are classified consistent with cash flows from the transactions or events being hedged.

Federal Income Taxes: Deferred income taxes result from temporary differences between the financial statement basis and income tax basis of assets and liabilities and are computed using enacted marginal tax rates of the respective tax jurisdictions. Valuation allowances are provided against deferred tax assets which are not likely to be realized in full. The Company and certain of its subsidiaries have entered into tax-sharing and indemnification agreements with Hanson or its subsidiaries in which the Company and/or its subsidiaries generally agreed to indemnify Hanson or its subsidiaries for income tax liabilities attributable to periods when such other operations were included in the consolidated tax returns of the Company's subsidiaries.

Research and Development: The cost of research and development efforts is expensed as incurred. Such costs aggregated $26, $21 and $28 for the years ended December 31, 1999, 1998 and 1997, respectively.

Earnings per share: The weighted-average number of equivalent shares of Common Stock outstanding used in computing earnings per share for 1999, 1998 and 1997 was as follows:

---------------------------------------------------------------------------
                                     1999             1998             1997
---------------------------------------------------------------------------
Basic .......................  69,198,258       75,126,209       74,484,588
Options .....................          --          119,939           31,846
Restricted shares ...........          --          450,500          130,000
Diluted .....................  69,198,258       75,696,648       74,646,434

The 1999 computation of diluted earnings per share does not include 33,628 options to purchase Common Stock and 464,079 restricted shares issued under the Long Term Stock Incentive Plan ("Stock Incentive Plan"), as their effect would be antidilutive.

MILLENNIUM CHEMICALS INC.

Notes to Consolidated Financial Statements
(Dollars in millions, except share data)

Note 3--Investment in Equistar

On December 1, 1997, the Company and Lyondell completed the formation of Equistar, a joint venture partnership created to own and operate the petrochemical and polymer businesses of the Company and Lyondell. The Company contributed to Equistar substantially all of the net assets of its polyethylene, performance polymer and ethyl alcohol businesses. The Company retained $250 from the proceeds of accounts receivable collections and substantially all the accounts payable and accrued expenses of its contributed businesses existing on December 1, 1997, and received proceeds of $750 from borrowings under a new credit facility entered into by Equistar. The Company used the $750 that it received to repay debt. A subsidiary of the Company guarantees $750 of Equistar's credit facility. Equistar was owned 57% by Lyondell and 43% by the Company until May 15, 1998, when the Company and Lyondell expanded Equistar with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental's chemical subsidiary. Occidental contributed the net assets of those businesses (including approximately $205 of related debt) to Equistar. In exchange, Equistar borrowed an additional $500, $420 of which was distributed to Occidental and $75 to the Company. Equistar is now owned 41% by Lyondell, 29.5% by Occidental and 29.5% by the Company. No gain or loss resulted from these transactions.

Equistar is managed by a Partnership Governance Committee consisting of representatives of each partner. Approval of Equistar's strategic plans and other major decisions requires the consent of the representatives of the three partners. All decisions of Equistar's Governance Committee that do not require unanimity among the partners may be made by Lyondell's representatives alone.

The investment in Equistar at the date of contribution represented the carrying value of the Company's contributed net assets, less cash received, and approximated the fair market value of its interest in Equistar based upon independent valuation. The Company accounts for its interest in Equistar using the equity method. The difference between the carrying value of the Company's investment and its underlying equity in the net assets of Equistar ("goodwill") has been amortized over 25 years.

In furthering the Company's business strategy to de-emphasize commodity chemicals, the Board of Directors of the Company in December 1999 approved two actions to advance the Company's efforts to dispose of its Equistar investment. One such action was an offer to Equistar's other partners to sell to them the Company's 29.5% interest ("the Offer"). Both partners have notified the Company that the Offer has been declined. The Company has a 180-day period to sell its interest to a third party on terms at least as favorable as the Offer. In addition, the Board authorized the Company to retain an independent financial advisor to aid in the marketing and sale of its Equistar investment.

The actions authorized by the Board resulted in an assessment that the carrying amount of the Equistar investment exceeded its net realizable value, given the strategy to dispose of this investment in the short term. Accordingly, 1999 income includes a charge of $639 ($400 after tax) to reduce the carrying amount of the Equistar investment (including underlying goodwill) to an estimated fair value of $800. The estimated fair value was determined by evaluating, among other things, the estimated discounted future cash flows of Equistar, current market interest for this investment and estimated disposal costs, including income taxes.

During 1999, 1998 and 1997, Equistar recorded income and expense from various unusual items, for which the Company's share is included in Equity in (loss) earnings from Equistar. In the fourth quarter of 1999, Equistar announced the closure of certain of its facilities and the reorganization of certain support services together with Lyondell. A charge of $96 was made, which included asset write-downs and severance and related costs of $77 and $19, respectively. The Company's share of such charge was $28. Also in 1999, Equistar recorded a gain of $41 on the sale of its colors and compounds business. The Company's share of such gain was $12. In addition, certain costs related to the formation of Equistar were incurred, the Company's share of which was $1, $11 and $47, during 1999, 1998 and 1997, respectively.

Because of the significance of the Company's interest in Equistar to its total results of operations, the separate financial statements of Equistar are included in the Company's 1999 Annual Report filed on Form 10-K.

MILLENNIUM CHEMICALS INC.

Notes to Consolidated Financial Statements
(Dollars in millions,except share data)

Note 4--Supplemental Information

-----------------------------------------------------------------------
                                                    1999           1998
-----------------------------------------------------------------------
Trade receivables

Trade receivables ................................ $ 270          $ 245
Allowance for doubtful accounts ..................    (2)            (3)
                                                   -----          -----
                                                   $ 268          $ 242
                                                   =====          =====
Inventories
Finished products ................................ $ 167          $ 139
In-process products ..............................    29             28
Raw materials ....................................   116            117
Other inventories ................................    49             50
                                                   -----          -----
                                                   $ 361          $ 334
                                                   =====          =====


Inventories valued on a LIFO basis were approximately $31 and $41 less than the amount of such inventories valued at current cost at December 31, 1999 and 1998, respectively.

-----------------------------------------------------------------------
                                                  1999             1998
-----------------------------------------------------------------------
Property, Plant and Equipment

Land and buildings ...........................   $  247          $  267
Machinery and equipment ......................    1,419           1,377
                                                 ======          ======
                                                  1,666           1,644
Allowance for depreciation
 and amortization ............................     (671)           (600)
                                                 ------          ------
                                                 $  995          $1,044
                                                 ======          ======
Goodwill .....................................   $  484          $  480
Accumulated amortization .....................      (80)            (68)
                                                 ------          ------
                                                 $  404          $  412
                                                 ======          ======


----------------------------------------------------------
                                       1999    1998  1997
----------------------------------------------------------
Amortization expense ............      $ 12    $ 14  $ 45

Rental expense for operating leases is as follows:

---------------------------------------------------------------
                                   1999        1998       1997
---------------------------------------------------------------
Minimum rentals .................. $ 13        $ 12       $ 55

Future minimum rental commitments under non-cancelable operating leases, as of December 31, 1999, are as follows:

2000 ........................ $13
2001 ........................   8
2002 ........................   6
2003 ........................   4
2004 ........................   3
Thereafter ..................  19

Cash paid for interest and taxes:

--------------------------------------------------------------------------
                                               1999       1998       1997
--------------------------------------------------------------------------
Interest (net of interest income) ............ $ 67       $ 72       $129
Taxes (net of refunds) ....................... $ 41       $ 40       $ 53


Note 5--Income Taxes

----------------------------------------------------------------------------
                                                1999        1998        1997
----------------------------------------------------------------------------
Pretax (loss) income is
generated from

United States ..............................   $(556)      $ 101       $ 321
Foreign ....................................      26         101          26
                                               -----       -----       -----
                                               $(530)      $ 202       $ 347
                                               =====       =====       =====
Income tax (benefit) provision
is comprised of

Federal
  Current ..................................   $   9       $ (36)      $  19
  Deferred .................................    (247)         43         116
Foreign ....................................      22          23           6
State and local ............................      17           8          16
                                               -----       -----       -----
                                               $(199)      $  38       $ 157
                                               =====       =====       =====
Income tax (benefit) provision
is classified as

Continuing operations ......................   $(209)      $  37       $ 159
Discontinued operations ....................      10           1          (2)
                                               -----       -----       -----
                                               $(199)      $  38       $ 157
                                               =====       =====       =====

The Company's effective income tax rate differs from the amount computed by applying the statutory federal income tax rate as follows:

---------------------------------------------------------------------------
                                            1999          1998         1997
---------------------------------------------------------------------------
Continuing Operations
 Statutory federal income tax rate .......  (35.0)%       35.0%        35.0%
 State and local income taxes,
  net of federal benefit .................    1.0          2.4          3.0
Provision for non-deductible
  expenses, primarily
  goodwill amortization ..................    2.5          7.6          5.2
Foreign rate differential ................   (2.5)        (5.1)          --
Loss in value of Equistar ................   (2.9)          --           --
Tax benefit from previous years ..........   (1.6)       (20.8)          --
Other ....................................   (0.9)        (0.8)         2.6
                                            -----        -----        -----
Effective income tax rate ................  (39.4)%       18.3%        45.8%
                                            =====        =====        =====
Discontinued operations
 Effective income tax rate ...............   20.8%        38.9%        45.8%
                                            =====        =====        =====


As a result of favorable tax settlements and judgements, the Company recorded benefits of $14 and $42 in 1999 and 1998, respectively, related to taxes recoverable from previous years' tax filings. The difference between the statutory tax rate and effective tax rate for discontinued operations relates to the difference in tax basis of stock sold compared to the carrying value of related assets.

MILLENNIUM CHEMICALS INC.

Notes to Consolidated Financial Statements
(Dollars in millions,except share data)

Significant components of deferred taxes are as follows:

------------------------------------------------------------------------------
                                                          1999         1998
------------------------------------------------------------------------------
Deferred tax assets
  Environmental and legal obligations ..................  $ 22         $ 54
  Other postretirement benefits
   and pension obligations ............................     32           47
  Net operating loss carryforwards ....................     45           20
  Capital loss carryforwards ..........................     76          136
  AMT credits .........................................     80           98
  Other accruals ......................................     90           40
                                                          ----         ----
                                                           345          395
  Valuation allowance against
   capital loss carryforwards .........................    (76)        (136)
                                                          ----         ----
    Total deferred tax assets .........................    269          259
                                                          ----         ----
Deferred tax liabilities
  Excess of book over tax basis in property,
   plant and equipment ................................     66          400
  Taxes related to potential disposal of Equistar .....    184           --
  Other ...............................................     19          183
                                                          ----         ----
   Total deferred tax liabilities .....................    269          583
                                                          ----         ----
   Net deferred tax liabilities ($1 in 1999 and
    $10 in 1998, classified in Other current assets) ..   $ --         $324
                                                          ====         ====


At December 31, 1999, certain foreign subsidiaries of the Company had available net operating loss carryforwards aggregating $157, which are subject to certain limitations on their use. The capital loss carryforwards expire in 2001, while the AMT credits and net operating loss carryforwards have no expiration.

Certain of the income tax returns of the Company's subsidiaries are currently under examination by the Internal Revenue Service and various state tax agencies. In the opinion of management, any assessments which may result will not have a material adverse effect on the financial position or results of operations of the Company. The Company is in the final stages of talks with the IRS to settle certain issues relating to the tax years 1986 through 1988. If these issues are resolved, a payment of about $100 million in taxes and interest could be made during 2000. This amount has been included in Income taxes payable in the consolidated balance sheet as of December 31, 1999.

Note 6--Long-Term Debt and Credit
Arrangements

----------------------------------------------------------------------------
                                                       1999           1998
----------------------------------------------------------------------------
Revolving Credit Agreement bearing interest at
  the bank's prime lending rate, or at LIBOR
  or NIBOR plus .275%, at the option of the
  Company, plus a Facility Fee of .15% to be
  paid quarterly ..................................  $  261        $   235
7% Senior Notes due 2006 ..........................     500            500
7.625% Senior Debentures due 2026 .................     249            249
Debt payable through 2007 at interest rates
  ranging from 2.4% to 22% ........................      36             69
Less current maturities of long-term debt .........     (23)           (14)
                                                     ------        -------
                                                     $1,023        $ 1,039
                                                     ======        =======

Under the Revolving Credit Agreement, as most recently amended on January 12, 2000, certain of the Company's subsidiaries may borrow up to $500 under an unsecured multi-currency revolving credit facility, which matures in July 2001 (the "Credit Agreement"). The Company guarantees borrowings under this facility. Borrowings under the Credit Agreement may consist of standby loans or uncommitted competitive loans offered by syndicated banks through an auction bid procedure. Loans may be borrowed in U.S. dollars and/or other currencies. The proceeds from the borrowings may be used to provide working capital and for general corporate purposes.

The weighted-average interest rate for borrowings under this Credit Agreement was 4.1%, 5.6% and 6.4% for 1999, 1998 and 1997, respectively.

The Credit Agreement contains covenants and provisions that restrict, among other things, the ability of the Company and its material subsidiaries to: (i) create liens on any of its property or assets, or assign any rights to or security interests in future revenues; (ii) engage in sale-and-leaseback transactions; (iii) engage in mergers, consolidations or sales of all or substantially all of their assets on a consolidated basis; (iv) enter into agreements restricting dividends and advances by their subsidiaries; and, (v) engage in transactions with affiliates other than those based on arm's-length negotiations. The Credit Agreement also limits the ability of certain subsidiaries of the Company to incur indebtedness or issue preferred stock. In addition, the Credit Agreement requires the Company to satisfy certain financial performance criteria. On January 12, 2000, one of the financial covenants in the Credit Agreement was amended to permit the Company to remain compliant after the 1999 charge for loss in value of the Equistar investment (see Note 3).

The Senior Notes and Senior Debentures were issued by Millennium America Inc., a wholly owned subsidiary of the Company, and are guaranteed by the Company. The indenture under which the Senior Notes and Senior Debentures were issued contains certain covenants that limit, among other things: (i) the

MILLENNIUM CHEMICALS INC.

Notes to Consolidated Financial Statements
(Dollars in millions,except share data)


ability of Millennium America Inc. and its Restricted Subsidiaries (as defined) to grant liens or enter into sale-and-leaseback transactions; (ii) the ability of the Restricted Subsidiaries to incur additional indebtedness; and, (iii) the ability of Millennium America Inc. and the Company to merge, consolidate or transfer substantially all of their respective assets.

The Company had outstanding notes payable of $56 and $29 as of December 31, 1999 and 1998, respectively, bearing interest at an average rate of approximately 6% with maturity of 30 days or less. At December 31, 1999, the Company had outstanding standby letters of credit amounting to $70 and had unused availability under short-term lines of credit and the Credit Agreement of $328. In addition, Millennium America Inc. has guaranteed certain debt obligations of Equistar up to $750.

The maturities of long-term debt during the next five years are as follows:
2000--$23; 2001--$264; 2002--$3; 2003--$3; 2004--$4; and, thereafter --$749.

Note 7--Financial Instruments

Fair Value of Financial Instruments: The fair value of all short-term financial instruments and restricted cash approximates their carrying value due to their short maturity or ready availability. The fair value of the Company's other financial instruments are based upon estimates received from independent financial advisors as follows:

--------------------------------------------------------------------------------
                                                1999                  1998
--------------------------------------------------------------------------------
                                        Carrying     Fair     Carrying     Fair
                                        Value        Value    Value        Value
Borrowings under
 the Revolving Credit Agreement            $ 261     $ 258       $ 235     $ 235
Senior Notes and Debentures                  749       661         749       695

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

During 1999, 1998 and 1997, the Company incurred losses of $13, $4 and $4, respectively, from changes in the foreign currency rates on unhedged transactions.

The table below summarizes the contractual amounts of the Company's forward exchange contracts at December 31, 1999, all of which mature within 90 days. The foreign currency amounts have been translated into U.S. dollars using applicable exchange rates at December 31, 1999.

------------------------------------------------------------------------
                                    Contract            Unrealized
                                    Amount              Gain (Loss)
------------------------------------------------------------------------
US/Australian Dollars               $ 7                 $ -

SFAS 137: In June 1999, the Financial Accounting Standards Board issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS 133," which defers the effective date of SFAS 133 for one year. The Company plans to adopt SFAS 133 in the first quarter of 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in Net income or as Comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is currently evaluating the implications of this new pronouncement but, due to the Company's limited use of derivative instruments, the adoption of SFAS 133 is not expected to have a significant effect on the financial position, results of operations or cash flows of the Company.

Note 8--Pension and Other Postretirement Benefits

Domestic Benefit Plans: On January 1, 1999, the Company merged and amended its noncontributory defined benefit pension plans and its other postretirement benefit plans that cover substantially all of its United States employees. The benefits for the pension plans continue to be based primarily on years of credited service and average compensation as defined under the respective plan provisions. The Company's funding policy is to contribute amounts to the pension plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time. The pension plans' assets are held in a master asset trust and are managed by independent portfolio managers. Such assets include the Company's Common Stock, which accounts for less than 1% of master trust assets at December 31, 1999.

The Company also sponsors defined contribution plans for its salaried and certain union employees. Contributions relating to defined contribution plans are made based upon the respective plan provisions.

Foreign Benefit Arrangements: Certain of the Company's foreign subsidiaries have defined benefit plans. The assets of these plans are held separately from the Company in independent funds.

MILLENNIUM CHEMICALS INC.

Notes to Consolidated Financial Statements
(Dollars in millions,except share data)

During 1999, the Company offered an early retirement program to certain eligible non-United States employee groups. Costs of $7 were recorded in 1999 related to this program.

The following table provides a reconciliation of the changes in the benefit obligations and the fair value of the plan assets over the two-year period ending December 31, 1999, and a statement of the funded status as of December 31 for both years.

                                              Pension           Other Post-
                                              Benefits       retirement Benefits
-------------------------------------------------------------------------------
                                            1999    1998      1999      1998
-------------------------------------------------------------------------------
Reconciliation of benefit obligation
Projected benefit obligation at
  beginning of year ..................... $ 804   $ 752      $ 127     $ 127
Service cost, including interest ........    17      14          8        10
Interest in PBO .........................    47      46         --        --
Participant contributions                    --      --         --         2
Benefit payments ........................   (81)    (86)       (10)      (14)
Special termination benefits ............    --       6         --        --
Curtailments ............................    --      (2)        --        --
Net experience (gain) loss ..............   (27)     50         (2)        2
Amendments ..............................     2      24        (13)       --
Liability transfer ......................    (4)     --         --        --
Translation adjustment ..................    (1)     --         --        --
                                          -----   -----      -----     -----
Projected benefit obligation at
 end of year ...........................  $ 757   $ 804      $ 110     $ 127
                                          -----   -----      -----     -----
Reconciliation of fair value of plan assets
Fair value of plan assets at
  beginning of year ..................... $ 915   $ 889      $  --     $  --
Return on plan assets ...................   187     104         --        --
Employer contributions ..................     3       4         10        11
Participant contributions                    --      --         --         2
Benefit payments ........................   (81)    (82)       (10)      (13)
Asset transfer ..........................    (3)     --         --        --
Translation adjustment ..................    (8)     --         --        --
                                          -----   -----      -----     -----
Fair value of plan assets at
 end of year  .......................... $1,013   $ 915      $  --     $  --
                                          -----   -----      -----     -----

Funded status
Funded status at December 31 ............ $ 257   $ 106      $(110)    $(127)
Unrecognized net asset ..................    (1)     (1)        --        --
Unrecognized prior-service cost .........    10      23        (12)       --
Unrecognized (gain) loss ................  (130)      3        (24)      (23)
Additional minimum liability ............    (2)     (8)        --        --
                                          -----   -----      -----     -----
Prepaid (accrued) benefit cost .......... $ 134   $ 123      $(146)    $(150)
                                          =====   =====      =====     =====


The projected benefit obligation, accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligations in excess of the plan assets were $53, $47 and $32, respectively, at December 31, 1999; and, $42, $40 and $28, respectively, at December 31, 1998.

The following table provides the components of net periodic benefit cost:

--------------------------------------------------------------------------------------
                                                       Pension        Other post-
                                                      benefits    retirement benefits
                                                    1999    1998    1999    1998
--------------------------------------------------------------------------------------
Net periodic benefit cost
Service cost, including interest ................   $ 18    $  9    $  8    $ 10
Interest on PBO .................................     47      46      --      --
Return on plan assets ...........................    (70)    (61)     --      --
Amortization of unrecognized net loss ...........     --       2      (1)     (2)
Amortization of prior-service cost ..............      2       1      (1)     --
Special termination benefits ....................     --       6      --      --
Recognition of prior-service cost ...............     --       5      --      --
                                                    ----    ----    ----    ----
Net periodic benefit cost .......................     (3)      8       6       8
Defined contribution plans ......................      1       1      --      --
                                                    ----    ----    ----    ----
Net periodic benefit cost .......................   $ (2)   $  9    $  6    $  8
                                                    ====    ====    ====    ====

Pension benefit costs were $4 and other postretirement benefit costs were $8 for the year ended December 31, 1997. The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

-------------------------------------------------------------------------------
                                                           Other post-
                             Pension benefits          retirement benefits
                             1999          1998         1999       1998
-------------------------------------------------------------------------------
Weighted-average
assumptions as of December 31
  Discount rate              6.50%-7.50%   6.00%-7.00%  7.50%     7.00%
  Expected return
   on plan assets            8.00%-9.00%   7.00%-9.00%    --        --
  Rate of compensation
   increase                  4.00%-5.00%   3.50%-4.25%  4.25%     4.25%


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed health care cost trend rate used in measuring the health care portion of the postretirement cost for 1999 was 8.0% declining to 6.0% for 2001 and thereafter. A 1% increase or decrease in assumed health care cost trend rates would affect service and interest components of postretirement health care benefit costs by $1 in each of the years ended December 31, 1999 and 1998. The effect on the accumulated postretirement benefit obligation would be $4 and $8 at December 31, 1999 and 1998, respectively.

MILLENNIUM CHEMICALS INC.

Notes to Consolidated Financial Statements
(Dollars in millions,except share data)

Note 9--Stock Option and Award Plans

Long-Term Stock Incentive Plan: The Company adopted a Long Term Stock Incentive Plan ("Stock Incentive Plan") for the purpose of enhancing the profitability and value of the Company for the benefit of its shareholders. A maximum of 3,909,000 shares of Common Stock may be issued or used for reference purposes pursuant to the Stock Incentive Plan.

The Stock Incentive Plan provides for the following types of awards to employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights; (iii) restricted shares; (iv) performance units; and, (v) performance shares. The vesting schedule for granted restricted share awards is as follows: (i) three equal tranches aggregating 25% of the total award vesting in each of October 1999, 2000 and 2001; and, (ii) three equal tranches aggregating 75% of the total award subject to the achievement of "value creation" performance criteria established by the Compensation Committee for each of the three performance cycles commencing January 1, 1997 and ending December 31, 1999, 2000 and 2001, respectively. If and to the extent such criteria are achieved, half of the earned portion of a tranche relating to a particular performance-based cycle of the award vests immediately and the remainder vests in five equal annual installments commencing on the first anniversary of the end of the cycle.

Options granted under the Stock Incentive Plan vest three years from the date of grant and expire ten years from the date of grant. All grants under the Stock Incentive Plan fully vest in the event of a change-in-control (as defined by the plan) of the Company, or in the case of employees of a subsidiary of the Company, a change-in-control of the relevant subsidiary.

The Company has authorization under the Stock Incentive Plan to grant awards for up to an additional 154,272 shares at December 31, 1999.

Unearned restricted shares, based on the market value of the shares at each balance sheet date, is included as a separate component of Shareholders' equity and amortized over the restricted period. Compensation expense of $8, $6 and $23 was recognized for the years ended December 31, 1999, 1998 and 1997, respectively. Expense for 1997 included $12 as a result of the change-in-control provisions being triggered by the formation of Equistar for certain restricted stock awards and options held by employees of Millennium Petrochemicals.

A summary of changes in the awards under the Stock Incentive Plan (other than awards to non-employee directors) is as follows:

                                     Weighted-           Weighted-
                         Restricted  Average   Share     Average
                         Shares      Grant     Options   Exercise Price
                                     Price
-------------------------------------------------------------------------
Balance at
  December 31, 1996     2,912,322    $  22.32   523,000   $  19.00
Vested and issued        (683,273)      22.32        --         --
Canceled                 (226,491)      22.32  (200,000)     19.00
Granted                   174,736       23.72    81,000      22.15
                       ----------              --------
Balance at
December 31, 1997       2,177,294    $  22.43   404,000   $  19.79
Vested and issued          (5,600)      22.32   (59,000)     19.00
Canceled                  (25,538)      22.32        --         --
Granted                   311,153       33.15   160,000      23.91
                       ----------              --------
Balance at
  December 31, 1998     2,457,309    $  23.81   505,000   $  21.15
Vested and issued        (218,201)      23.89   (18,000)     19.00
Canceled                  (26,884)      29.27   (31,000)     21.23
Granted                        --          --    82,000      24.52
                       ----------              --------
Balance at
  December 31, 1999     2,212,224    $  23.71   538,000   $  21.75
                       ==========    ========  ========   ========


For options outstanding at December 31, 1999, the range of exercise prices was $18.00 to $34.875 per share, and the estimated weighted-average remaining contractual life was 8 years. The weighted-average fair value of stock options at grant date approximated $10.00 for each of 1999, 1998 and 1997, using a Black-Scholes model with the following assumptions: expected volatility of 50%, expected dividend yield of 2.4%, risk-free interest rate of 6% and an expected life of 5 years. At December 31, 1999, 230,000 options were exercisable at a price of $19.00 per share option.

Salary and Bonus Deferral Plan: The Company has a deferred compensation plan that permits officers, directors and certain management employees to defer a portion of their compensation on a pre-tax basis in the form of Common Stock. A rabbi trust (the "Trust") has been established to hold shares of Common Stock purchased in open market transactions to fund this obligation. Shares purchased by the Trust are reflected as Treasury stock, at cost and, along with the related obligation for this plan, are included in Shareholders' equity. At December 31, 1999, 396,468 shares have been purchased at a cost of $10 and are held in the Trust.

Long-Term Incentive Plan: The Company has a Long-Term Incentive Plan for certain management employees. The plan provides for awards of Common Stock to be granted if annual EVA'r' targets are achieved. Such earned shares are held in a trust until certain vesting provisions are satisfied. Such awards will vest upon the achievement of cumulative positive EVA'r' during any three of six years following the first day of the award year. Unvested shares will be forfeited after six years. Compensation expense was not significant in 1999 or 1998.

MILLENNIUM CHEMICALS INC.

Notes to Consolidated Financial Statements
(Dollars in millions,except share data)

SFAS 123: The Company adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation". The impact on net income and earnings per share would have been $1 and $0.01 per share, in each of 1999, 1998 and 1997, had compensation expense for the Company's incentive plans been determined based on the fair value of such grants on the grant date in accordance with the provisions of SFAS 123.

Note 10--Related Party Transactions

One of the Company's subsidiaries purchases ethylene from Equistar at market-related prices pursuant to an agreement made in connection with the formation of Equistar. Under the agreement the subsidiary is required to purchase 100% of its ethylene requirements for its La Porte, Texas, facility up to a maximum of 330 million pounds per year. The initial term of the contract expires December 1, 2000. Thereafter, the contract automatically renews annually. Either party may terminate on one year's notice. The subsidiary incurred charges of $54 and $41 in 1999 and 1998, respectively, under this contract.

One of the Company's subsidiaries sells vinyl acetate monomer ("VAM") to Equistar at formula-based prices pursuant to an agreement entered into in connection with the formation of Equistar. Under this agreement, Equistar is required to purchase 100% of its VAM feedstock requirements for its La Porte, Texas, Clinton and Morris, Illinois plants, estimated to be 48 to 55 million pounds per year, up to a maximum of 60 million pounds per year ("Annual Maximum") for the production of ethylene vinyl acetate products at those locations. If Equistar fails to purchase at least 42 million pounds of VAM in any calendar year, the Annual Maximum quantity may be reduced by as much as the total purchase deficiency for one or more successive years. In order to reduce the Annual Maximum quantity, Equistar must be notified within at least 30 days prior to restricting the VAM purchases provided that the notice is not later than 45 days after the year of the purchase deficiency. The initial term of the contract expires December 31, 2000, and, thereafter, renews annually. Either party may terminate on one year's notice. During the years ending December 31, 1999 and 1998, sales to Equistar were $12 and $14, respectively.

One of the Company's subsidiaries and Equistar have entered into various operating, manufacturing and technical service agreements. These agreements provide the subsidiary with certain utilities, administrative office space, and health, safety and environmental services. The subsidiary incurred charges of $3 and $5 in 1999 and 1998, respectively, for such services.

Note 11--Commitments and Contingencies

The Company and various of its subsidiaries are defendants in a number of pending legal proceedings incidental to present and former operations. These include several proceedings alleging injurious exposure of the plaintiffs to various chemicals and other materials manufactured by the Company's current and former subsidiaries. Typically, such proceedings involve large claims made by many plaintiffs against many defendants in the chemical industry. The Company does not expect that the outcome of these proceedings, either individually or in the aggregate, will have a material adverse effect upon the consolidated financial position, results of operations or cash flows of the Company.

Together with other alleged past manufacturers of lead pigments for use in paint and lead-based paint, a former subsidiary of a discontinued operation has been named as a defendant or third party defendant in various legal proceedings alleging that it and other manufacturers are responsible for personal injury and property damage allegedly associated with the use of lead pigments in paint. The legal proceedings seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy, market share liability, fraud, misrepresentation and nuisance. The plaintiffs in these actions generally seek to impose on the defendants responsibility for alleged damages and health concerns associated with the use of lead-based paints. These cases are in various pre-trial stages. The Company is vigorously defending all litigation related to the use of lead. Although liability, if any, that may result is not reasonably capable of estimation, the Company believes that, based on information currently available, the disposition of such claims in the aggregate should not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Certain Company subsidiaries have been named as defendants, potentially responsible parties ("PRPs"), or both, in a number of environmental proceedings associated with waste disposal sites and facilities currently or previously owned, operated or used by the Company's subsidiaries or their predecessors, some of which disposal sites or facilities are on the Superfund National Priorities List of the United States Environmental Protection Agency ("EPA") or similar state lists. These proceedings seek cleanup costs, damages for personal injury or property damage, or both. Certain of these proceedings involve claims for substantial amounts, individually ranging in estimates from less than $0.3 to $45. One potentially significant matter in which a Company subsidiary is a PRP concerns alleged PCB contamination of a section of the Kalamazoo River from Kalamazoo, Michigan, to Lake Michigan for which a remedial investigation/feasibility study is currently being undertaken.

MILLENNIUM CHEMICALS INC.

Notes to Consolidated Financial Statements
(Dollars in millions, except share data)

The Company believes that the range of potential liability for environmental and other legal contingencies, collectively, but which primarily relates to environmental remediation activities and other environmental proceedings, is between $144 and $147 and has accrued $147 as of December 31, 1999. The Company's ultimate liability in connection with these proceedings may depend on many factors, including the volume of material contributed to the sites, the number of other PRPs and their financial viability and the remediation methods and technologies to be used.

In addition, during 1999, 1998 and 1997, the Company reached favorable settlement agreements for recovery from its insurance carriers or received favorable judgements on several open legal matters. As a result of the conclusions on these matters, other income for 1999, 1998 and 1997 includes $24, $27, and $46, respectively.

The Company has various contractual obligations to purchase raw materials used in its production of TiO2 and fragrance and flavor chemicals. Commitments to purchase ore used in the production of TiO2 are generally 1- to 3-year contracts with competitive prices generally determined at a fixed amount subject to escalation for inflation. Total commitments to purchase ore for TiO2 aggregate approximately $682 and expire between 2000 and 2002. Commitments to acquire crude sulfate turpentine, used in the production of fragrance chemicals, are generally pursuant to 1- to 5-year contracts with prices based on the market price and which expire between 2000 and 2003.

The Company is organized under the laws of Delaware and is subject to United States federal income taxation of corporations. However, in order to obtain clearance from the United Kingdom Inland Revenue as to the tax-free treatment of the Demerger stock dividend for United Kingdom tax purposes for Hanson and Hanson's shareholders, Hanson agreed with the United Kingdom Inland Revenue that the Company will continue to be centrally managed and controlled in the United Kingdom at least until September 30, 2001. Hanson also agreed that the Company's Board of Directors will be the only medium through which strategic control and policy-making powers are exercised, and that board meetings almost invariably will be held in the United Kingdom during this period. The Company has agreed not to take, or fail to take, during such five-year period, any action that would result in a breach of, or constitute non-compliance with, any of the representations and undertakings made by Hanson in its agreement with the United Kingdom Inland Revenue and to indemnify Hanson against any liability and penalties arising out of a breach of such agreement. The Company's By-Laws provide for similar constraints. The Company and Hanson estimate that such indemnification obligation would have amounted to approximately $421 if it had arisen during the twelve months ended September 30, 1997, and that such obligation will decrease by approximately $84 on each October 1st prior to October 1, 2001, when it will expire.

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

Note 12--Operations by Business Segment and Geographic Area

Using the guidelines set forth in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company's principal operations are managed and grouped as three separate business segments: titanium dioxide and related products; acetyls; and, specialty chemicals. The accounting policies of the segments are the same as those described in Note 2--Significant Accounting Policies.

Most of the Company's foreign operations are conducted by subsidiaries in the United Kingdom, France, Brazil and Australia. Sales between the Company's operations are made on terms similar to those of its third-party distributors.

Income and expense not allocated to business segments in computing operating income include interest income and expense, other income and expense of a general corporate nature and equity in (loss) earnings of Equistar.

Export sales from the United States for the years ended December 31, 1999, 1998 and 1997 were approximately $144, $157 and $273, respectively.

MILLENNIUM CHEMICALS INC.

Notes to Consolidated Financial Statements
(Dollars in millions, except share data)

--------------------------------------------------------------------------------
                                                    1999        1998        1997
--------------------------------------------------------------------------------
Net sales
  Titanium dioxide and related products ....      $1,237      $ 1,203    $   843
  Acetyls ..................................         227          253        271
  Specialty chemicals ......................         125          141        148
  Polyethylene, alcohol and
   related products (1) ....................         --            --      1,786
                                                  ------      -------    -------
  Total ....................................      $1,589      $ 1,597    $ 3,048
                                                  ======      =======    =======
Operating income
  Titanium dioxide and related products ....      $  112      $  136      $   60
  Acetyls ..................................          27          26          39
  Specialty chemicals ......................          29          43          42
  Polyethylene, alcohol and
   related products (1) ....................          --          --         308
                                                  ------      -------    -------
  Total ....................................      $  168      $  205      $  449
                                                  ======      =======    =======
Depreciation and amortization
  Titanium dioxide and related products ....      $   79      $   72      $   44
  Acetyls ..................................          18          25          28
  Specialty chemicals ......................           8           5           6
  Polyethylene, alcohol and
   related products (1) ....................          --          --         125
                                                  ------      -------    -------
  Total ....................................      $  105      $  102      $  203
                                                  ======      =======    =======

Capital expenditures
  Titanium dioxide and related products ....      $   91      $  154      $   77
  Acetyls ..................................          11          31          24
  Specialty chemicals ......................           7          27          10
  Polyethylene, alcohol and
   related products (1) ....................          --          --          41
  Corporate ................................          --           3          --
                                                  ------      -------    -------
  Total ....................................      $  109      $  215      $  152
                                                  ======      =======    =======
Identifiable assets
  Titanium dioxide and related products ....      $1,474      $1,459
  Acetyls ..................................         578         792
  Specialty chemicals ......................         126         133
  Corporate (2) ............................       1,072       1,716
                                                  ------      ------
  Total ....................................      $3,250      $4,100
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

(2) Corporate assets consists primarily of cash and cash equivalents, equity investments (including Equistar) and other assets.


------------------------------------------------------------------
                                        1999     1998     1997
------------------------------------------------------------------
Net sales
  United States                    $   921  $   993    $ 2,677
  Non-United States
   United Kingdom                      325      220        255
   France                              213      228         --
   Asia/Pacific                        157      160        138
   Brazil                              144       76         --
                                   -------  -------    -------
                                   $   839  $   684    $   393
Inter-area elimination                (171)     (80)       (22)
                                   -------  -------    -------
Total                              $ 1,589  $ 1,597    $ 3,048
                                   =======  =======    =======
Operating income (loss)
  United States                    $   173  $   147    $   462
  Non-United States
   United Kingdom                      (17)      23         10
   France                                4       22         --
   Asia/Pacific                         34       54         17
   Brazil                               27       16         --
                                   -------  -------    -------
                                        48      115         27
 Inter-area elimination                (53)     (57)       (40)
                                   -------  -------    -------
 Total                             $   168  $   205    $   449
                                   =======  =======    =======

Identifiable assets
  United States                    $ 2,315  $ 3,098
  Non-United States
   United Kingdom                      418      354
   France                              209      288
   Asia/Pacific                         97      121
   Brazil                              155      181
   All Other                            56       58
                                   -------  -------
                                       935    1,002
                                   -------  -------
   Total                           $ 3,250  $ 4,100
                                   =======  =======

                                                                              23

MILLENNIUM CHEMICALS INC.

Selected Financial Data
(Dollars in millions, except share data)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   Three Months   Fiscal Year
                                                                                                          Ended         Ended
                                                     Year Ended December 31                         December 31  September 30
                                       ----------------------------------------------------------   -----------  ------------
                                       1999          1998(1)      1997(2)     1996           1995        1994         1994

-----------------------------------------------------------------------------------------------------------------------------
Income Statement Data
  Net sales ......................... $1,589        $1,597        $3,048    $ 3,040         $3,156     $   723    $ 2,610
  Operating income ..................    168           205           449        283(3)         787         177        268
  (Loss) income from continuing
   operations .......................   (326)(8)       163           188         83(3)         296          68         34
  Basic (loss) earnings per share
   from continuing operations .......  (4.71)         2.17          2.52       0.44             --          --         --
  Net (loss) income .................   (288)          164           185     (2,701)(3)(4)(5)  349          96         94
  Dividends declared per share
   plus United Kingdom Notional
   Tax Credit .......................   0.60          0.60(7)       0.60(7)     --              --          --         --

Balance sheet data (at period end)
 Total assets (6) ................... $3,250        $4,100        $4,326     $5,601         $9,678     $ 9,603    $ 9,268
 Total liabilities ..................  2,219         2,507         2,862      4,283          4,877       4,745      4,630
 Minority interest ..................     16            15            --         --             --          --         --
 Shareholders' equity (6) ...........  1,015         1,578         1,464      1,318          4,801       4,858      4,638

Other data (with respect to
 continuing operations)
 Depreciation and amortization ...... $  105        $  102        $  203     $  201         $  207     $   50     $   213
 Capital expenditures ...............    109           215           152        285            247         23          89


(1) Includes six months of earnings of the Brazilian TiO2 business acquired on July 1, 1998, and twelve months of earnings of the French TiO2 business acquired on December 31, 1997.

(2) Includes 11 months of polyethylene, alcohol and related products businesses that were contributed to Equistar on December 1, 1997. Since December 1, 1997, the equity method is used to account for the Company's partnership interest.

(3) Includes the effects of non-recurring charges of $75 ($48 after tax) to reduce the carrying value of certain facilities employed in the sulfate-process manufacturing of TiO2 and to provide for the costs associated with the closure of certain of these facilities.

(4) Includes gain of $210 ($86 after tax) resulting from Millennium Petrochemicals' sale in March 1996 of a 73.6% equity interest in Suburban Propane Partners. In 1995 and fiscal 1994, Suburban Propane is included as a continuing operation.

(5) Includes the effects of a non-cash after-tax charge of $3,206 relating to one of the discontinued businesses of a subsidiary of the Company ("Discontinued Businesses"), as a result of the Company's adoption of the Long-Lived Asset carrying value methodology provided by SFAS 121. The Discontinued Businesses were sold to Hanson on October 6, 1996.

(6) Includes net assets of the Discontinued Businesses: $3,772 at December 31, 1995; $3,757 at December 31, 1994; and, $3,757 at September 30, 1994.

(7) Includes United Kingdom Advance Corporation Tax which was eliminated effective April 6, 1999.

(8) Includes non-recurring charge for loss in value of Equistar investment of $639 ($400 after tax) to reduce the carrying value of the Equistar investment to estimated fair value.

MILLENNIUM CHEMICALS INC.

Quarterly Financial Data
(Dollars in millions,except share data)

----------------------------------------------------------------------------------------------------------------------------
                                                                     1st Qtr.     2nd Qtr.      3rd Qtr.     4th Qtr.
----------------------------------------------------------------------------------------------------------------------------
1999
Net sales                                                           $    383     $    406      $    396     $    404
Operating income                                                          40           45            38           45
Net income (loss) from continuing operations                               9           17            38         (390)(1)
Net income (loss)                                                          9           48            45         (390)(1)
Basic earnings (loss) per share from continuing operations              0.12         0.24          0.57        (5.86)
Basic earnings (loss) per share                                         0.12         0.69          0.68        (5.86)
Diluted earnings (loss) per share from continuing operations            0.12         0.24          0.56        (5.86)
Diluted earnings (loss) per share                                       0.12         0.68          0.67        (5.86)
1998

Net sales                                                           $    399     $    408      $    408     $    382
Operating income                                                          58           66            58           23
Net income from continuing operations                                     46           46            32           39
Net income                                                                50           43            32           39
Basic earnings per share from continuing operations                     0.61         0.61          0.43         0.52
Basic earnings per share                                                0.67         0.57          0.43         0.52
Diluted earnings per share from continuing operations                   0.61         0.62          0.42         0.52
Diluted earnings per share                                              0.66         0.57          0.42         0.52
1997

Net sales                                                           $    794     $    813      $    816     $    625
Operating income                                                          66          132           157           94
Net income from continuing operations                                     17           85            70           16
Net income                                                                20           82            67           16
Basic earnings per share from continuing operations                     0.23         1.14          0.94         0.21
Basic earnings per share                                                0.27         1.10          0.90         0.21
Diluted earnings per share from continuing operations                   0.23         1.14          0.94         0.21
Diluted earnings per share                                              0.27         1.10          0.90         0.21


(1) Includes charge for loss in value in Equistar investment of $639 ($400 after tax) and the Company's share of Equistar's charge for severance costs and mothballing certain polymer facilities of $28 ($18 after tax).

--------------------------------------------------------------------------------

MILLENNIUM CHEMICALS INC.

Common Stock and Dividend Data

The Common Stock of the Company is traded on the New York Stock Exchange (the "NYSE") under the symbol "MCH". The following table sets forth the high and low closing prices per share of Common Stock in each quarter, as reported by the NYSE since October 2, 1996, the commencement of "regular way" trading:

--------------------------------------------------------------------------------------------------------------------------------
                     1st Quarter                  2nd Quarter                  3rd Quarter                 4th Quarter
                 High           Low           High          Low            High          Low           High           Low
--------------------------------------------------------------------------------------------------------------------------------
1999 .......... $ 21.250       $ 16.625      $ 27.625      $ 19.500       $ 26.187      $ 17.937      $ 22.750       $ 18.000
1998 ..........   33.625         20.250        36.875        31.375         32.625        18.625        25.250         18.500
1997 ..........   20.875         16.875        22.750        17.500         23.500        20.250        24.063         22.250
1996 ..........                                                                                         23.000         17.250


     As of March 17, 2000, there were 23,096 record holders of Common Stock. The closing price per share of Common Stock as reported by the NYSE on such date was $17.4375.

     The Company paid a dividend of $0.12 per share of Common Stock, plus a United Kingdom Advance Corporation Tax of $0.03 per share, in each quarter of 1997, and 1998. The Company paid a dividend of $0.135 per share of Common Stock, plus a United Kingdom Notional Tax Credit of $0.015 per share, in respect of each quarter of 1999. On March 31, 2000, the Company paid a dividend of $0.135 per share of Common Stock, plus a United Kingdom Notional Tax Credit of $0.015 per share.


26