Form 10-K, Exhibit 13
period 2000-12-31
MILLENNIUM CHEMICALS INC
filed 2001-03-29
CIK 1018099

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Major Factors Affecting 2000 Results

o Strong demand for titanium dioxide ("TiO[u]2") occurred in all regions of the world.

o Steady decline in the value of the euro and the Australian dollar versus the U.S. dollar more than offset local TiO[u]2 price increases.

o Strong demand and higher raw material costs led to increased volume, pricing and margins in Acetyls.

o Conditions in the worldwide fragrance chemical markets remain competitive due to overcapacity.

o Rising cost of crude oil and natural gas and declining selling prices severely impacted the second-half performance of Equistar.

Results of Consolidated Operations
--------------------------------------------------------------------------------
(Millions, except per share data)                  2000        1999       1998
--------------------------------------------------------------------------------
Net sales                                       $ 1,793     $ 1,589      $ 1,597
Operating income                                    213         168          205
Equity in earnings (loss) of Equistar                39         (19)          40
Net income (loss)                                   122        (288)         164
Basic earnings (loss) per share                    1.90       (4.16)        2.18
Diluted earnings (loss) per share                  1.89       (4.16)        2.17

The results for 2000 did not include any unusual items. The results for 1999 and 1998 included unusual items. These items should be considered in the comparison of annual results.

During 1999, the Company disposed of its remaining partnership interests in Suburban Propane Partners, L.P. and Suburban Propane, L.P. ("Suburban Propane") for $75 million, resulting in a gain of approximately $48 million ($38 million after tax, or $0.55 per share).

In 1999, results were decreased by net after-tax expense of $351 million, or $5.07 per share, for unusual items. The components of unusual items, on a before- and after-tax basis, were: a loss in value of the Equistar interest of $639 million ($400 million after tax, or $5.78 per share); a charge of $28 million ($18 million after tax, or $0.26 per share) for the Company's share of costs incurred by Equistar associated with a decision to mothball certain polymer reactors and the consolidation of certain functions at Equistar with Lyondell Chemical Company ("Lyondell"); income from insurance and legal settlements of $24 million ($15 million after tax, or $0.21 per share); $14 million ($0.20 per share) of tax benefits related to prior years; $12 million gain ($5 million after tax, or $0.08 per share) representing the Company's share of Equistar's gain on the sale of its concentrates and compounds business; charges of $7 million ($5 million after tax, or $0.07 per share) for costs of an early retirement program and the initial devaluation of Brazil's currency on local debt levels; and, the above mentioned gain of $48 million ($38 million after tax, or $0.55 per share) from the sale of the Company's interests in Suburban Propane.

During 1998, results were increased by net after-tax income of $54 million, or $0.72 per share, for unusual items. The components of unusual items, on a before- and after-tax basis, were: income from insurance settlements of $27 million ($18 million after tax, or $0.24 per share); $42 million ($0.56 per share) of tax benefits related to prior years; a gain of $5 million ($3 million after tax, or $0.04 per share) from the sale of excess property; a charge of $11 million ($6 million after tax, or $0.08 per share) for the Company's share of transition costs incurred by Equistar to form the venture; $3 million ($2 million after tax, or $0.03 per share) of strike costs incurred at one of the TiO[u]2 facilities; and, $2 million ($1 million after tax, or $0.01 per share) of equity losses from the Suburban Propane investment.

Exclusive of Unusual Items
--------------------------------------------------------------------------------
(Millions, except per share data)                2000         1999        1998
--------------------------------------------------------------------------------
Net sales                                       $ 1,793     $ 1,589      $ 1,597
Operating income                                    213         168          205
Equity in earnings (loss) of Equistar                39          (2)          40
Net income                                          122          63          110
Basic earnings per share                           1.90        0.91         1.46
Diluted earnings per share                         1.89        0.91         1.45

                               Management's Discussion and Analysis of
                               Financial Condition and Results of Operations

2000 Versus 1999

Net sales for 2000 increased $204 million or 13% from 1999 primarily due to strong demand for TiO[u]2 in all market areas and strong demand and higher prices for Acetyls. Operating income increased $45 million or 27% to $213 million. The Titanium Dioxide and Related Products and Acetyls segments generated operating income 28% and 81% higher than 1999, respectively. Operating income for the Fragrance and Flavor Chemicals segment was $21 million, 28% lower than 1999. Equity earnings in Equistar increased to $39 million from a loss of $2 million in 1999, exclusive of unusual items. Basic earnings per share increased $0.99 to $1.90 in 2000 from what would have been $0.91, excluding unusual items for 1999.

1999 Versus 1998

During 1999, market conditions for all of the Company's businesses, including Equistar, were very competitive. Net sales for 1999 were relatively unchanged from 1998 at $1.589 billion. Operating income declined 18% from $205 million in 1998 to $168 million in 1999. The Titanium Dioxide and Related Products and Fragrance and Flavor Chemicals segments generated income that was 18% and 33% lower than 1998, respectively. The Acetyls segment had results that were slightly above 1998. Equity earnings from Equistar turned negative in 1999, from income of $40 million in 1998 to a loss of $2 million, exclusive of unusual items, in 1999.

The resulting basic earnings per share, excluding unusual items, would have been $0.91, a $0.55 or 38% decline from 1998.

Segment Analysis

A description of the products and markets for each of the business segments is included on pages 4 and 5 of this annual report. Additional segment information is included in Note 12 to the Consolidated Financial Statements.

Titanium Dioxide and Related Products

--------------------------------------------------------------------------------
(Millions)                                     2000       1999        1998
--------------------------------------------------------------------------------
Net sales                                   $1,342         $1,237         $1,203
Operating income                            $  143         $  112         $  136

2000 Versus 1999

Net sales for 2000 of $1.342 billion increased 8% from $1.237 billion in 1999. Operating income for 2000 of $143 million was $31 million, or 28% higher than 1999. Strong demand across all regions, except Latin America where demand was flat, drove increased sales volumes.

Sales volumes for 2000 increased 9% over 1999. The strongest gains were in Asia/Pacific (27%) and Europe, including the Middle East and Africa (11%). The average worldwide selling price for TiO[u]2 was 1% lower than 1999. Local currency price increases were successfully implemented in all regions. The most significant local currency price increases were in Europe (10%) and Asia/Pacific (18%). However, declines in the value of the euro and the Australian dollar versus the U.S. dollar more than offset these local currency price increases when ultimately translated into U.S. dollars for reporting purposes.

The overall TiO[u]2 operating rate for 2000 was 93% versus 88% in 1999 based on annual effective capacity of 712 thousand metric tons. The improvement in the operating rate was due to increases in demand in most regions and to better plant reliability, principally resulting from the elimination of operational difficulties experienced during 1999 in connection with an expansion of capacity and new technology at the Stallingborough, United Kingdom facility.

The overall TiO[u]2 cost per metric ton declined 2% in 2000. Productivity and reliability improvements and the benefit of translating local currency manufacturing costs into a stronger U.S. dollar more than offset increases in raw material costs.

The outlook for 2001 is mixed. Demand growth is expected to decline from 2000 levels. However, average selling prices could benefit if the value of the euro continues to increase versus the U.S. dollar.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

1999 Versus 1998

Net sales for 1999 of $1.237 billion increased 3% above 1998 levels, even though profitability for TiO[u]2 was disappointingly lower in 1999. Operating income for 1999 of $112 million was $24 million, or 18% below 1998 income of $136 million. Weak demand and strong competition in Europe, and pricing pressure in North America, offset rebounding economic conditions in Asia/Pacific and strong demand in Brazil. The impact of lower selling prices, higher functional costs and unfavorable currency exchange notes partially offset increased sales volumes and lower manufacturing costs for 1999. Higher production levels, year-on-year, and a lower number of operating difficulties resulted in lower manufacturing costs. The worldwide implementation of an SAP-based enterprise resource planning system, excluding Brazil, increased research and development spending, and the costs of reorganizing the sales and marketing organization resulted in functional costs being higher than expected during the first three-quarters of the year. Fourth-quarter results reflected the beginning of improved conditions as costs came under control and volumes improved.

The average TiO[u]2 selling price for 1999 was slightly lower (less than 1%) than 1998. Prices were under pressure during much of the year due to strong competition in many markets, particularly Europe, where selling prices declined 3%. Brazil's currency, the real, which was devalued in January 1999, remained volatile for much of the year. Asia/Pacific prices increased 3% due to improved economic conditions, and prices increased 2% in North America.

Sales volumes for 1999 were 4% above 1998. Slow demand in Europe and competitive price actions in Europe and North America resulted in 1999 volumes that were 8% and 6% lower than 1998, respectively. The strengthening of the Asian and Australian economies resulted in a 21% increase in volumes to the region versus 1998.

The overall 1999 TiO[u]2 operating rate was 88%, based on annual effective capacity of 712 thousand metric tons, versus the 1998 rate of 93% on 671 thousand metric tons per year of capacity. The decline in the operating rate was due to planned and unplanned production shutdowns at certain facilities. Planned cutbacks in production were made early during 1999 in response to seasonal slowness in demand and price competition in Europe. In addition, operational difficulties were experienced during 1999 in connection with an expansion of capacity and new technology introduction at the Stallingborough, United Kingdom facility.

Acetyls
--------------------------------------------------------------------------------
(Millions)                                      2000          1999          1998
--------------------------------------------------------------------------------
Net sales                                       $337          $227          $253
Operating income                                $ 49          $ 27          $ 26

2000 Versus 1999

Net sales for 2000 of $337 million were 48% above 1999, and operating profit was 81% higher than 1999, at $49 million. The higher sales and profits were primarily due to increased demand for vinyl acetate monomer ("VAM"), as well as higher selling prices for all products.

Demand for VAM was strong in all regions for all of 2000. Sales volumes increased 24% over 1999 levels, although they began to drop off late in the fourth quarter of 2000 due to a general slowdown in worldwide business conditions and the effects of year-end inventory reduction. Selling prices in 2000 increased 27% over 1999.

Acetic acid sales volumes declined approximately 2% from 1999 levels. Domestic volumes were down significantly during the first half of 2000 because a major customer was experiencing problems at its own facility. These lost sales were partially offset by unplanned sales to one of the Company's competitors. European sales volumes were strong for all of 2000. Overall, selling prices for 2000 were up 24%.

Methanol volumes for 2000 were 15% below 1999 primarily due to production problems at the Company's supplier of synthesis gas ("syngas"). Prices increased during 2000 due to production problems at several of the Company's competitors and higher natural gas costs.

                               Management's Discussion and Analysis of Financial Condition and Results of Operations

The current high level of natural gas costs in the United States will cause mar-ginsin Acetyls to be much lower for the year. Slower economic growth in the United States and the possible increase in production at competitors' facilities could also put pressure on Acetyls' sales volumes and prices into 2001.

1999 Versus 1998

On January 18, 1999, the Company completed transactions with Linde AG ("Linde") relating to the lease of the Company's syngas unit in Texas and the sale of a 15% interest in the Company's methanol business, whereby the Company received $123 million in cash. No gain or loss resulted from these transactions. Linde now operates the syngas facility and holds a 15% interest in the methanol operation.

Net sales for 1999 of $227 million were 10% below 1998 levels of $253 million while operating income of $27 million was slightly above the prior year. Compared to 1998, the slightly higher income was primarily due to lower production costs, realized in part from Linde operating the syngas unit, which offset lower selling prices during 1999.

Similarly, conditions in VAM were weak in the first half of 1999, but improved in the second half. Volumes were 2% behind 1998 due to the loss of sales from a major customer. However, fourth-quarter volumes were 13% above the same quarter of 1998. The downstream United States synthetic latex polymer business and export markets were strong. Selling prices in 1999 were slightly below 1998. Two $0.03 per pound price increases were largely successful in 1999.

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

Despite the idling of methanol plants by competitors and plant mechanical problems at offshore producers' facilities, 1999 methanol sales volumes were 14% below 1998 due to over-supply in the industry. Strong spot markets in the second and third quarters increased spot prices in the United States triggering an influx of imports. Combined with increased United States production, supply and demand were brought back in balance by September, reducing spot pricing and demand. Overall selling prices for 1999 were 7% below 1998. In addition, rising natural gas costs negatively impacted margins for much of 1999.

Fragrance and Flavor Chemicals
--------------------------------------------------------------------------------
(Millions)                                      2000          1999          1998
--------------------------------------------------------------------------------
Net sales                                       $114          $125          $141
Operating income                                $ 21          $ 29          $ 43

2000 Versus 1999

The worldwide fragrance chemical business remained very competitive during 2000 due to industry overcapacity. Net sales declined 9% to $114 million from $125 million in 1999. Operating profits declined 28% to $21 million from $29 million in 1999. Sales volumes increased 10% in 2000, primarily due to higher sales of lower margin products.

Average selling prices for 2000 declined 18% from 1999. The decline in the value of the euro and industry overcapacity placed significant pressure on the Fragrance and Flavor Chemicals segment to reduce prices. The current competitive conditions are expected to continue in 2001. However, if the euro continues to increase in value versus the U.S. dollar, pricing pressure should ease.

The average cost of crude sulfate turpentine ("CST"), the principal raw material for Fragrance and Flavor Chemicals, was $0.85 per gallon versus $1.27 per gallon in 1999.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

1999 Versus 1998

Very competitive conditions existed in the fragrance chemical markets during 1999. Net sales declined 11% to $125 million in 1999 from $141 million in 1998. Operating income of $29 million in 1999 was 33% below the $43 million in 1998. The unfavorable results, compared to 1998, were due primarily to lower sales volumes and declining sales prices for most products in Fragrance and Flavor Chemical's main fragrance chemical business.

Sales volumes in 1999 were 13% below prior year due to highly competitive markets overseas. In many instances, attempts to hold pricing resulted in lost volume.

Average selling prices for the fragrance business were 3% above 1998 solely from the mix of products sold during 1999.

The cost of CST continued on a downward trend during 1999, with an average purchase cost of $1.27 per gallon versus $1.97 per gallon in 1998. However, reduced raw material costs were offset by higher production costs due to lower plant utilization levels, adverse weather conditions and mechanical problems occurring in the third quarter of 1999.

Equistar
--------------------------------------------------------------------------------
(Millions)                                            2000       1999       1998
--------------------------------------------------------------------------------
Equity in earnings (loss) of Equistar                  $ 39      $(19)      $ 40
Equity in earnings (loss) of Equistar -
 excluding unusual items                               $ 39      $ (2)      $ 40

2000 Versus 1999

Business conditions at Equistar, which declined slightly in the fourth quarter of 1999, continued to decline in the first quarter of 2000. The second quarter of 2000 and the early third quarter began to improve as product pricing increased and feedstock costs stabilized. Late in the third quarter, however, rising crude oil and natural gas prices, as well as declining ethylene and polymer selling prices, led to trough-like conditions in the fourth quarter of 2000 and into 2001.

Equistar's pre-tax income for 2000 increased from $32 million in 1999 to $153 million in 2000. Ethylene sales volumes declined 3% from 1999 levels. Sales volumes for the first half of 2000 exceeded 1999 levels, but fell in the second half of the year. Average selling prices increased steadily throughout the first half of 2000, peaked in the second quarter and then declined throughout the remainder of the year. Average selling prices for ethylene increased 38% in 2000.

Polymer sales volumes declined 2% from 1999 levels. Although selling prices increased 10-15% on average from 1999 levels, margins were negatively impacted by the significantly higher cost of ethylene.

Feedstock costs were volatile during the year. Crude oil prices started the year at $26 per barrel and peaked at $34 per barrel in November 2000. The steep increase in natural gas prices during the second half of the year also had a significant impact on profits. Profits at Equistar are expected to be lower in 2001 due to high energy costs, a slowing United States economy and additional industry capacity.

1999 Versus 1998

Equistar's business, which experienced trough conditions in the fourth quarter of 1998, showed some promise during 1999 as a result of unexpectedly strong demand and limited supply during much of the year. However, conditions deteriorated late in 1999. An equity loss from the interest in Equistar, excluding unusual items, of $2 million in 1999 compared to income of $40 million in 1998. The unusual items in 1999 included Equistar's gain on the sale of its concentrates and compounds business (the Company's share -- $12 million before tax) and a fourth quarter $96 million charge for asset write-downs from mothballing certain plant facilities and severance costs associated with those shutdowns and other reorganization efforts (the Company's share -- $28 million before tax), as described below.

                               Management's Discussion and Analysis of Financial Condition and Results of Operations

On an operating basis, Equistar's income (in total) decreased to $258 million in 1999 from $282 million in 1998. Both ethylene and polymer prices rose during 1999 after a decline that began in mid-1998. Equistar temporarily shut down some capacity early in 1999 to help stabilize the supply/demand balance for ethylene. With good demand for the remainder of 1999, volumes were steady and similar to 1998 levels. Unfortunately, a run-up in feedstock prices, which began mid-year, offset much of the price increases. With new capacity expected to come onstream in 2000, several steps were implemented to manage production and close down higher-cost facilities. Certain polyethylene reactors were mothballed early in 2000 and, accordingly, Equistar wrote down its assets by $72 million in the fourth quarter of 1999. In addition, severance costs of $24 million, relating to a reorganization of support services, were accrued in the fourth quarter of 1999.

Average selling prices for ethylene in 1999 increased 33% above the 1998 average. While the demand for ethylene remained strong for most of the year, spot prices declined in December 1999, as supply constraints became less evident.

Sales prices for polyethylene increased on average 7%, 6% and 8% from 1998 in the high density, low density and linear low density product lines, respectively. However, margins were squeezed by the increased cost of ethylene as feedstock costs rose. Four price increases were implemented in 1999. Demand remained steady for most of the year.

Feedstock costs rose dramatically during 1999 and offset most of the margin improvement from selling price increases. Crude oil prices rose to over $27 per barrel, with Equistar hedging about 50% of its requirements for heavy feeds late in 1999. About 40% of production from heavy feeds are by-products that are naturally hedged, as sales prices generally fluctuate with the price of crude oil.

Synergies achieved through 1999 resulting from combining the operations contributed by each of Equistar's partners helped to offset the negative impact of the depressed markets. For 1999, total synergies before transition costs were an estimated $282 million.

Interest Expense
--------------------------------------------------------------------------------
(Millions)                                         2000         1999        1998
--------------------------------------------------------------------------------
Interest expense, net                              $77          $69          $72

Interest expense in 2000 was $77 million versus $69 million in 1999, primarily due to slightly higher debt levels. Interest expense in 1999 decreased $3 million from 1998. Lower average outstanding debt levels in 1999 more than offset the unfavorable impact of higher interest rates. Interest expense in 2001 should be slightly higher than in 2000.

Liquidity

The Company's cash flows from operations decreased slightly to $20 million in 2000 versus $23 million in 1999. Cash flow was negatively impacted by increases in trade receivables and inventories, as well as decreases in accrued expensesand other liabilities. Capital expenditures for 2000 were $110 million, which were $1 million more than 1999. Distributions from Equistar were $83 million, 11% more than in 1999. The Company paid $151 million in taxes and interest to settle certain issues relating to the tax years 1986 through 1988. In addition, the Company utilized $65 million to repurchase shares of the Company's outstanding common stock ("Common Stock"), as described below.

During 1999, cash flows from operations, supplemented with proceeds from the sale of certain of its interests, provided funding for the Company's dividends, share repurchases and capital spending programs during 1999 and 1998. In addition, during 1999, the Company received $75 million in distributions from Equistar and utilized $7 million for working capital requirements. During 1998, the Company utilized $130 million in working capital, primarily due to the payment of various obligations related to the businesses contributed to Equistar on December 1, 1997 and increased inventories in contemplation of the temporary shut down and stepped start-up of the Stallingborough, United Kingdom facility to complete expansion efforts there.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

The Company believes that, during 2001, cash flows from operations, expected distributions from Equistar and availability under existing borrowing facilities will provide adequate support for all of the Company's cash flow needs for working capital, dividends and capital expenditures for its existing businesses.

Share Repurchase Programs

In January 1999, the Board of Directors authorized the Company to spend up to $200 million to repurchase Common Stock. This program was completed in October 1999 with a total of 8,893,600 shares repurchased, representing over 10% of total outstanding shares. In March 2000, the Board of Directors authorized the repurchase of up to an additional 3,500,000 shares. This stock repurchase program was completed in June 2000 with a total of 3,500,000 shares repurchased, representing 5% of the total shares outstanding at the beginning of the year.

Capital Expenditures
--------------------------------------------------------------------------------
(Millions)                                              2000      1999      1998
--------------------------------------------------------------------------------
Additions to property, plant and equipment              $110      $109      $215
Acquisitions                                            $--       $--       $ 85

Capital expenditures in 2000 totaled $110 million, which was similar to 1999 levels. Significant capital expenditures during 2000 included multi-year projects, such as the design and installation of new packaging equipment at several of the Company's TiO[u]2 manufacturing facilities and the design and installation of a dredge and de-watering plant at the Company's raw material mine in Paraiba, Brazil. These costs will continue in 2001. In addition, expenditures included various cost reduction and yield improvement projects in all of the businesses.

Capital expenditures in 2001 are expected to range between $130 million and $150 million, exceeding depreciation and amortization by $20 million to $40 million dollars.

Capital expenditures in 1999 totaled $109 million, a 49% decrease from 1998. Additions to plant and equipment in 1999 were largely in support of completing the SAP-based enterprise resource planning system implementation worldwide, excluding Brazil; creating a new research and technology center for the TiO[u]2 business; and, various cost reduction and yield improvement projects in all the business units. The Company spent $98 million over the course of 1999 and 1998 related to the implementation of the SAP-based enterprise resource planning system. In connection with this implementation, $80 million of costs were capitalized, and $18 million were expensed.

Capital expenditures in 1998 were primarily related to the expansion of capacity at the Stallingborough, United Kingdom facility, the SAP-based enterprise resource planning system implementation and various cost reduction and yield improvement projects in all the business units.

Financing and Capital Structure

Net debt (short-term and long-term debt less cash) was $1.090 billion at December 31, 2000, compared to $992 million at December 31, 1999. A subsidiary of the Company guarantees certain debt obligations of Equistar up to $750 million. At December 31, 2000, the Company had approximately $195 million of unused availability under short-term lines of credit and its Revolving Credit Agreement. Results from operations before interest, taxes, other income, equity earnings (losses), depreciation and amortization ("EBITDA") as a factor to interest expense was 4.2 times during 2000 compared to 4.0 times in 1999. The Company maintains an investment grade credit rating with Standard & Poor's and Moody's Investor Services and is currently in compliance with all covenants in its Revolving Credit Agreement and its Senior Note and its Senior Debenture indenture. During 2000, the Company amended one of the financial covenants in its Revolving Credit Agreement to remain compliant after the 1999 charge for loss in value of the Equistar investment.

The Company is in the process of refinancing its Revolving Credit Agreement, which matures on July 26, 2001. The refinancing is expected to be completed late in the first quarter or early in the second quarter of 2001.

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

Foreign Currency Matters

The functional currency of each of the Company's non-United States operations (principally, the TiO[u]2 businesses in the United Kingdom, France, Brazil and Australia) is the local currency. Consolidated shareholders' equity decreased approximately $46 million in both 2000 and 1999 as a result of translating subsidiary financial statements into U.S. dollars. The 1999 devaluation of Brazil's currency, the real, had a $6 million negative impact on the Company's consolidated operations despite a majority of sales in Brazil being referenced to U.S. dollar prices. Future events, which may significantly increase or decrease the risk of future movements in foreign currencies in which the Company conducts business, cannot be predicted.

The Company generates revenue from export sales and revenue from operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency. Revenues earned outside the United States accounted for 54%, 62% and 53% of total revenues in 2000, 1999 and 1998, respectively. Only a portion of these revenues were denominated in currencies other than the U.S. dollar.

The Company selectively uses derivative instruments to manage its exposure to the risk that the eventual functional currency net cash outflows or inflows resulting from foreign currency purchases or sales will be adversely affected by changes in exchange rates. Derivative instruments currently used by the Company primarily include foreign currency forward contracts. At December 31, 2000, the Company had open foreign currency forward contracts with notional amounts aggregating, in U.S. dollars, $116 million, which mature within 12 months and approximate fair value. Foreign currency losses on unhedged transactions aggregated $4 million in 2000, $13 million in 1999 and $4 million in 1998.

Financial Instruments and Other Market Related Risks

The fair value of all short-term financial instruments (i.e., trade receivables, notes payable, etc.) and restricted cash approximates their carrying value due to their short maturity or ready availability. The fair value of the Company's other financial instruments are based upon estimates received from independent financial advisors as follows:

--------------------------------------------------------------------------------
(Millions)                                        2000                 1999
--------------------------------------------------------------------------------
                                           Carrying    Fair      Carrying   Fair
                                             Value     Value      Value     Value
Borrowings under the Revolving
Credit Agreement                              $388      $386      $261      $258
Senior Notes and Debentures                   $749      $605      $749      $661

In addition, the Company has various contractual obligations to purchase raw materials used in the production of its products -- titanium ores for TiO[u]2, CST for fragrance and flavor chemicals, syngas for methanol, carbon monoxide for acetic acid and ethylene for VAM. Commitments for such materials are generally at market prices or at fixed prices but subject to escalation for inflation. Accordingly, the fair value of such obligations approximates their contractual value.

Historical Cyclicity of Certain Products

The markets for ethylene and polyethylene, in which the Company participates through its interest in Equistar, are highly cyclical, resulting in volatile profits over the business cycle. The global markets for TiO[u]2 and acetyls are also cyclical, although to a lesser degree. In contrast, the Company believes that, over a business cycle, the markets for fragrance and flavor chemicals are generally more stable in terms of industry demand, selling prices and operating margins.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Demand for ethylene and its derivatives has fluctuated from year to year. However, over the last ten years, demand for ethylene and its primary derivative, polyethylene, has increased an average of approximately 4% per year. The industry is particularly sensitive to capacity additions. Producers have historically experienced alternating periods of inadequate ethylene and/or polyethylene capacity, resulting in increased selling prices and operating margins, followed by periods of large capacity additions, resulting in declining capacity utilization rates, selling prices and operating margins. The cyclicality of petrochemicals' profitability is further influenced by fluctuations in the price of feedstocks for ethylene, which generally follow price trends for crude oil. Producers of ethylene for merchant supply to unaffiliated customers typically experience greater variations in profitability when industry supply and demand relationships are at extremes, in comparison to more integrated competitors. Equistar currently consumes or sells approximately 80% of its ethylene production in its or its partners' downstream derivative facilities, which has the effect of reducing volatility. It is not possible to predict accurately the effect that future changes in feedstock costs, market conditions and other factors (including the cost of crude oil and natural gas) will have on Equistar's profitability.

Demand for TiO[u]2 is influenced by changes in the gross domestic product of various regions of the world and has fluctuated from year to year, averaging an increase of approximately 3% per year over the last five years. The industry is also sensitive to changes in its customers' marketplaces, which are primarily the paint and coatings, plastics and paper industries. In recent history, consolidations and negative business conditions within certain of those industries have put pressure on TiO[u]2 prices as companies compete to keep volumes placed.

Euro Conversion

On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the euro. The transition period for the introduction of the euro ends June 30, 2002. Issues facing the Company as a result of the introduction of the euro include converting information technology systems, reassessing currency risk, negotiating and amending contracts, and processing tax and accounting records. The Company continues to address these issues and does not currently expect the implementation of the euro to have a material adverse effect on the Company's financial condition, cash flows or results of operations.

Report of Independent Accountants
To the Board of Directors and Shareholders of Millennium Chemicals Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Millennium Chemicals Inc. (the "Company") at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Anaudit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
January 26, 2001



Consolidated Balance Sheets


(Millions, except share data)
------------------------------------------------------------------------------------------------------------
As of December 31                                                                         2000        1999
------------------------------------------------------------------------------------------------------------
Assets
Current assets
 Cash and cash equivalents                                                              $   107    $   110
 Trade receivables, net                                                                     306        268
 Inventories                                                                                373        361
 Other current assets                                                                       115        118
                                                                                        -------    -------
  Total current assets                                                                      901        857
Property, plant and equipment, net                                                          957        995
Investment in Equistar                                                                      760        800
Other assets                                                                                211        194
Goodwill                                                                                    391        404
                                                                                        -------    -------
  Total assets                                                                          $ 3,220    $ 3,250
                                                                                        =======    =======

Liabilities and shareholders' equity
Current liabilities
 Notes payable                                                                          $    39    $    56
 Current maturities of long-term debt                                                       391         23
 Trade accounts payable                                                                     165        153
 Income taxes payable                                                                         -         97
 Accrued expenses and other liabilities                                                     188        166
                                                                                        -------    -------
  Total current liabilities                                                                 783        495
Long-term debt                                                                              767      1,023
Deferred income taxes                                                                        19          -
Other liabilities                                                                           646        701
                                                                                        -------    -------
  Total liabilities                                                                       2,215      2,219
                                                                                        =======    =======

Commitments and contingencies (Note 11)

Minority interest                                                                            22         16
Shareholders' equity
 Preferred stock (par value $0.01 per share,
  authorized 25,000,000 shares; none issued and outstanding)                                  -          -
 Common stock (par value $0.01 per share, authorized 225,000,000 shares; issued
  77,896,586 and 77,891,586 shares in 2000 and 1999, respectively)                            1          1
Paid in capital                                                                           1,326      1,335
Retained earnings (deficit)                                                                  55        (32)
Unearned restricted shares                                                                  (25)       (28)
Cumulative other comprehensive loss                                                        (107)       (61)
Treasury stock (at cost, 13,747,228 and 9,567,263 shares in 2000 and 1999, respectively)   (282)      (210)
Deferred compensation                                                                        15         10
                                                                                        -------    -------
  Total shareholders' equity                                                                983      1,015
                                                                                        -------    -------
Total liabilities and shareholders' equity                                              $ 3,220    $ 3,250
                                                                                        =======    =======



See Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------




                                          Consolidated Statements of Operations


(Millions, except share data)
---------------------------------------------------------------------------------------------------
Year Ended December 31                                                  2000      1999      1998
---------------------------------------------------------------------------------------------------
Net sales                                                              $1,793    $1,589    $1,597
Operating costs and expenses:
 Cost of products sold                                                  1,267     1,112     1,134
 Depreciation and amortization                                            113       105       102
 Selling, development and administrative expense                          200       204       156
                                                                       ------    ------    ------
  Operating income                                                        213       168       205
Interest expense                                                          (80)      (72)      (76)
Interest income                                                             3         3         4
Equity in earnings (loss) of Equistar                                      39       (19)       40
Other income, net                                                          14        29        29
Loss in value of Equistar investment                                        -      (639)        -
                                                                       ------    ------    ------
Income (loss) from continuing operations before provision for
 income taxes and minority interest                                       189      (530)      202
(Provision) benefit for income taxes                                      (60)      209       (37)
                                                                       ------    ------    ------
Income (loss) from continuing operations before minority interest         129      (321)      165
Minority interest                                                          (7)       (5)       (2)
                                                                       ------    ------    ------
Income from continuing operations                                         122      (326)      163
Income from discontinued operations (net of income
 taxes of zero, $10 and $1, respectively)                                   -        38         1
                                                                       ------    ------    ------
Net Income (loss)                                                      $  122    $ (288)   $  164
                                                                       ======    ======    ======
Income (loss) per share from continuing operations                     $ 1.90    $(4.71)   $ 2.17
                                                                       ------    ------    ------
Income per share from discontinued operations                          $    -    $ 0.55    $ 0.01
                                                                       ------    ------    ------
Net income (loss) per share--basic                                     $ 1.90    $(4.16)   $ 2.18
                                                                       ------    ------    ------
Net income (loss) per share--diluted                                   $ 1.89    $(4.16)   $ 2.17
                                                                       ------    ------    ------


See Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


Consolidated Statements of Cash Flows


(Millions)
------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                     2000                1999           1998
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
 Income (loss) from continuing operations                                 $ 122              $ (326)         $ 163
 Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation and amortization                                             113                 105            102
  Loss in value of Equistar investment                                        -                 639              -
  Deferred income tax provision (benefit)                                    36                (247)            54
  Restricted stock amortization and adjustment                               (6)                  8              6
  Equity in (earnings) loss of Equistar                                     (39)                 19            (40)
  Minority interest                                                           7                   5              2
  Changes in assets and liabilities (net of acquisitions and dispositions):
   (Increase) decrease in trade receivables                                 (52)                (29)            24
   Increase in inventories                                                  (30)                (43)           (42)
   Decrease (increase) in other current assets                               24                 (11)           (45)
   (Increase) decrease in investments and other assets                      (18)                (27)            86
   Increase in trade accounts payable                                        19                  45             15
   (Decrease) increase in accrued expenses and other
    liabilities and income taxes payable                                    (93)                 31            (82)
   Decrease in other liabilities                                            (63)               (146)           (93)
                                                                          -----              ------          -----
 Cash provided by operating activities                                       20                  23            150
Cash flows from investing activities
 Capital expenditures                                                      (110)               (109)          (215)
 Acquisition of businesses                                                    -                   -            (85)
 Accounts receivable collection through Equistar                              -                   -            225
 Distributions from Equistar                                                 83                  75            317
 Proceeds from syngas transaction                                             -                 123              -
 Proceeds from sale of Suburban Propane investment                            -                  75              -
 Proceeds from sale of fixed assets                                           4                  13             10
                                                                          -----              ------          -----
  Cash (used in) provided by investing activities                           (23)                177            252
Cash flows from financing activities
 Dividends to shareholders                                                  (35)                (38)           (47)
 Repurchases of common stock                                                (65)               (200)             -
 Proceeds from long-term debt                                               311                 118            172
 Repayment of long-term debt                                               (187)                (93)          (519)
 (Decrease) increase in notes payable                                       (17)                 27             29
                                                                          -----              ------          -----
    Cash provided by (used in) financing activities                           7                (186)          (365)
 Effect of exchange rate changes on cash                                     (7)                 (7)             2
                                                                          -----              ------          -----
 (Decrease) increase in cash and cash equivalents                            (3)                  7             39
 Cash and cash equivalents at beginning of year                             110                 103             64
                                                                          -----              ------          -----
 Cash and cash equivalents at end of year                                 $ 107               $ 110          $ 103
                                                                          =====              ======          =====

See Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------




                     Consolidated Statements of Changes in Shareholders' Equity

--------------------------------------------------------------------------------------------------------------------------------
(Millions, except share data)                 Common Stock                                                   Cumulative
                                                                                   Retained    Unearned       Other
                              Outstanding          Treasury   Deferred    Paid  In  Earnings   Restricted   Comprehensive
                                 Shares    Amount   Stock   Compensation   Capital  (Deficit)    Shares       Loss        Total
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997        76      $ 1      $ -        $  -       $1,334     $  177    $(42)       $ (6)       $1,464
Comprehensive income
 Net income                                                                              164                               164
 Other comprehensive income
  Currency translation adjustment                                                                             (9)           (9)
                                   ---      ---     ----        ----       ------      -----   -----      ------        ------
Total comprehensive income           -        -        -           -            -        164       -          (9)          155
Amortization and adjustment of
 unearned restricted shares          1                                         (1)                 7                         6
Shares purchased by
 employee benefit plan trusts       (1)               (7)          7
Dividends to shareholders                                                                (47)                              (47)
                                   ---      ---     ----        ----       ------      -----   -----      ------        ------
Balance at December 31, 1998        76        1       (7)          7        1,333        294     (35)        (15)        1,578
Comprehensive income
 Net loss                                                                               (288)                             (288)
 Other comprehensive income
  Currency translation adjustment                                                                            (46)          (46)
                                   ---      ---     ----        ----       ------      -----   -----      ------        ------
Total comprehensive income           -        -        -           -            -       (288)      -         (46)         (334)
Amortization and adjustment of
 unearned restricted shares          1                                          1                  7                         8
Shares repurchased                  (9)             (200)                                                                 (200)
Shares purchased by
 employee benefit plan trusts                         (3)          3                                                         -
Options exercised                                                               1                                            1
Dividends to shareholders                                                                (38)                              (38)
                                   ---      ---     ----        ----       ------      -----   -----      ------        ------
Balance at December 31, 1999        68        1     (210)         10        1,335        (32)    (28)        (61)        1,015
Comprehensive income
 Net income                                                                              122                               122
 Other comprehensive income
  Currency translation adjustment                                                                            (46)          (46)
                                   ---      ---     ----        ----       ------      -----   -----      ------        ------
Total comprehensive income           -        -        -           -            -        122       -         (46)           76
Amortization and adjustment of
 unearned restricted shares                                                    (9)                 3                        (6)
Shares repurchased                  (3)              (65)                                                                  (65)
Shares purchased by
 employee benefit plan trusts       (1)               (7)          5                                                        (2)
Dividends to shareholders                                                                (35)                              (35)
                                   ---      ---     ----        ----       ------      -----   -----      ------        ------
Balance at December 31, 2000        64      $ 1    $(282)       $ 15       $1,326      $  55   $ (25)     $ (107)       $  983
                                   ===      ===     ====        ====       ======      =====   =====      ======        ======



See Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------



Notes to Consolidated Financial Statements
(Dollars in millions, except share data)

Note 1 -- Description of Company
Millennium Chemicals Inc. (the "Company") is a major international chemical company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals, operating through its subsidiaries: Millennium Inorganic Chemicals Inc. (and its non-United States affiliates), Millennium Petrochemicals Inc. and Millennium Specialty Chemicals Inc.; and, beginning December 1, 1997, through its interest in Equistar Chemicals, LP ("Equistar"), a joint venture formed by the Company and Lyondell Chemical Company ("Lyondell") to jointly own and operate the petrochemical and polymer businesses of the Company and Lyondell. On May 15, 1998, the Company's interest in Equistar was reduced to 29.5% with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental Petroleum Corporation's ("Occidental") chemical subsidiary (see Note 3).

The Company was incorporated on April 18, 1996, and has been publicly owned since October 1, 1996, when Hanson PLC ("Hanson") transferred its chemical operations to the Company and, in consideration, all of the then outstanding shares of the Company's common stock ("Common Stock") were distributed pro rata to Hanson's shareholders (the "Demerger").

On July 1, 1998, the Company completed the acquisition of 99% of the voting shares and 72% of the outstanding shares of Titanio do Brazil S.A. ("Tibras"), Brazil's only integrated TiO[u]2 producer, for $129, including assumed debt. This acquisition was accounted for using the purchase method of accounting with the purchase price allocated to the net assets acquired, principally property, plant and equipment and working capital, based on their fair value. The two operations comprising Tibras included a plant which has capac- ity to produce approximately 60 thousand metric tons per year of TiO[u]2 and a mineral sands mine with over 2 million metric tons of recoverable reserves.

On January 18, 1999, the Company completed transactions with Linde AG ("Linde") relating to the Company's synthesis gas ("syngas") unit in La Porte, Texas, and a 15% interest in its methanol business, whereby the Company received $123 in cash. Linde operates the syngas facility under a lease with a purchase option. In addition, Linde operates and holds a 15% interest in the methanol facility. No gain or loss resulted from these transactions.

On May 26, 1999, the Company sold its 26.4% combined subordinated and general partnership interests in Suburban Propane Partners, L.P. and Suburban Propane, L.P. (collectively "Suburban Propane") to Suburban Propane and its management for $75 in cash, resulting in an after-tax gain of $38. As such, Suburban Propane is reflected as a discontinued operation for 1999 and 1998.

Note 2 -- Significant Accounting Policies
Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Minority interest represents the minority ownership of Tibras at cost. All significant inter-company accounts and transactions have been eliminated.

Estimates and Assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification: Certain prior year balances have been reclassified to conform with the current year presentation.

Revenue Recognition: Revenue is recognized upon transfer of title and risk of loss, which is generally upon shipment of product to the customer or upon usage of the product by the customer in the case of consignment inventories.

Costs incurred related to shipping and handling are included in cost of products sold. Amounts billed to the customer for shipping and handling are included in sales revenue.

Cash Equivalents: Cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of 90 days or less. In addition, other assets include approximately $28 and $29 in restricted cash at December 31, 2000 and 1999, respectively, which is on deposit to satisfy insurance claims.


                                     Notes to Consolidated Financial Statements
                                     (Dollars in millions, except share data)

Inventories: Inventories are stated at the lower of cost or market value. For certain United States operations representing 37% and 47% of consolidated inventories at December 31, 2000 and 1999, respectively, cost is determined under the last-in, first-out (LIFO) method. The first-in, first-out (FIFO) method, or methods that approximate FIFO, are used by all other subsidiaries.

Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally 20 to 40 years for buildings and 5 to 25 years for machinery and equipment. Major repairs and improvements incurred in connection with substantial overhauls or maintenance turnarounds are capitalized and amortized on a straight-line basis until the next planned turnaround (generally 18 months). Other less substantial maintenance and repair costs are expensed as incurred.

Capitalized Software Costs: The Company capitalizes costs incurred in the acquisition and modification of computer software used internally, including consulting fees and costs of employees dedicated solely to a specific project. Such costs are amortized over periods not exceeding 7 years and are subject to impairment evaluation under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of". Unamortized capitalized software costs of $64 and $71 at December 31, 2000 and 1999, respectively, are included in property, plant and equipment.

Goodwill: Goodwill represents the excess of the purchase price over the fair value of net assets allocated to acquired companies. Goodwill is being amortized using the straight-line method over 40 years. Management periodically evaluates goodwill for impairment based on the anticipated future cash flows attributable to its operations. Such expected cash flows, on an undiscounted basis, are compared to the carrying value of the tangible and intangible assets, and if impairment is indicated, the carrying value of goodwill is adjusted. In the opinion of management, no impairment of goodwill existed at December 31, 2000.

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

Foreign Currency: Assets and liabilities of the Company's foreign subsidiaries are translated at the exchange rates in effect at the balance sheet dates, while revenue, expenses and cash flows are translated at average exchange rates for the reporting period. Resulting translation adjustments are recorded as a component of cumulative other comprehensive loss in Shareholders' equity. Gains and losses resulting from changes in foreign currency on transactions denominated in currencies other than the functional currency of the respective subsidiary are recognized in income as they occur.

Derivative Instruments: The Company uses derivative instruments to manage the exposure to foreign currency fluctuations on certain transactions. Derivative instruments currently used by the Company primarily include foreign currency forward contracts. Gains or losses on instruments that hedge foreign currency denominated receivables and payables are recognized in income as they occur. Gains or losses on instruments that hedge firm commitments are deferred and reported as part of the underlying transaction when settled. The cash flows from such contracts are classified consistent with cash flows from the transactions being hedged.

Income Taxes: Deferred income taxes result from temporary differences between the financial statement basis and income tax basis of assets and liabilities and are computed using enacted marginal tax rates of the respective tax jurisdictions. Valuation allowances are provided against deferred tax assets which are not likely to be realized in full.

Research and Development: The cost of research and development efforts is expensed as incurred. Such costs aggregated $26, $26 and $21 for the years ended December 31, 2000, 1999 and 1998, respectively.


Notes to Consolidated Financial Statements
(Dollars in millions, except share data)

Earnings per share: The weighted-average number of equivalent shares of Common Stock outstanding used in computing earnings per share for 2000, 1999 and 1998 was as follows:

----------------------------------------------------------------------
                             2000                1999          1998
----------------------------------------------------------------------
Basic                   64,304,594          69,198,258      75,126,209
Options                      3,314               -             119,939
Restricted shares          281,729               -             450,500
                        ----------          ----------      ----------
Diluted                 64,589,637          69,198,258      75,696,648
                        ==========          ==========      ==========


The 1999 computation of diluted earnings per share does not include 33,628 options to purchase Common Stock and 464,079 restricted shares issued under the Long Term Stock Incentive Plan ("Stock Incentive Plan"), as their effect would be antidilutive.

Note 3 -- Investment in Equistar
On December 1, 1997, the Company and Lyondell completed the formation of Equistar, a joint venture partnership created to own and operate the petrochemical and polymer businesses of the Company and Lyondell. The Company contributed to Equistar substantially all of the net assets of its polyethylene, performance polymer and ethyl alcohol businesses. The Company retained $250 from the proceeds of accounts receivable collections and substantially all the accounts payable and accrued expenses of its contributed businesses existing on December 1, 1997, and received proceeds of $750 from borrowings under a new credit facility entered into by Equistar. The Company used the $750 that it received to repay debt. A subsidiary of the Company guarantees $750 of Equistar's credit facility. Equistar was owned 57% by Lyondell and 43% by the Company until May 15, 1998, when the Company and Lyondell expanded Equistar with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental's chemical subsidiary. Occidental contributed the net assets of those businesses (including approximately $205 of related debt) to Equistar. In exchange, Equistar borrowed an additional $500, $420 of which was distributed to Occidental and $75 to the Company. Equistar is now owned 41% by Lyondell, 29.5% by Occidental and 29.5% by the Company. No gain or loss resulted from these transactions.

Equistar is managed by a Partnership Governance Committee consisting of representatives of each partner. Approval of Equistar's strategic plans and other major decisions requires the consent of the representatives of the three partners. All decisions of Equistar's Governance Committee that do not require unanimity among the partners may be made by Lyondell's representatives alone.

The Company accounts for its interest in Equistar using the equity method. In 1999 and 1998, the difference between the carrying value of the Company's investment and its underlying equity in the net assets of Equistar ("goodwill") had been amortized over 25 years.

In furthering the Company's business strategy to de-emphasize commodity chemicals, the Board of Directors of the Company approved actions in December 1999 to advance the Company's efforts to dispose of its Equistar interest. As a result of the Board's adopting the strategy to dispose of the Equistar interest in the short-term, the Company reduced the carrying amount of its interest at December 31, 1999 (including all of the underlying goodwill) to an estimated fair value of $800 by recording a charge of $639 ($400 after tax) in the fourth quarter of 1999. The estimated fair value was determined by evaluating, among other things, the estimated discounted future cash flows of Equistar, current market interest and estimated disposal costs, including income taxes. On September 14, 2000, the Company announced that it had not received an acceptable offer for its investment in Equistar and that it had terminated active marketing of its stake.



                                     Notes to Consolidated Financial Statements
                                     (Dollars in millions, except share data)

During 1999 and 1998, Equistar recorded income and expense from various unusual items, for which the Company's share is included in Equity in earnings (loss) from Equistar. In the fourth quarter of 1999, Equistar announced the closure of certain of its facilities and the reorganization of certain support services with Lyondell. A charge of $96 was made, which included asset write-downs and severance and related costs of $72 and $24, respectively. The Company's share of such charge was $28. Also in 1999, Equistar recorded a gain of $41 on the sale of its concentrates and compounds business. The Company's share of such gain was $12. In addition, certain costs related to the formation of Equistar were incurred, the Company's share of which was $1 and $11 in 1999 and 1998, respectively.

Because of the significance of the Company's interest in Equistar to its total results of operations, the separate financial statements of Equistar are included in the Company's 2000 annual report filed on Form 10-K.

Note 4 -- Supplemental Information

------------------------------------------------------------------------
                                                     2000        1999
------------------------------------------------------------------------
Trade receivables
Trade receivables                                   $ 310       $ 270
Allowance for doubtful accounts                        (4)         (2)
                                                    -----       -----
                                                    $ 306       $ 268
                                                    =====       =====
Inventories
Finished products                                   $ 188       $ 167
In-process products                                    26          29
Raw materials                                         111         116
Other inventories                                      48          49
                                                    -----       -----
                                                    $ 373       $ 361
                                                    =====       =====


Inventories valued on a LIFO basis were approximately $35 and $31 less than the amount of such inventories valued at current cost at December 31, 2000 and 1999, respectively.

------------------------------------------------------------------------
                                                        2000      1999
------------------------------------------------------------------------
Property, plant and equipment
Land and buildings                                    $  247    $  247
Machinery, equipment and software                      1,346     1,298
Construction-in-progress                                 119       121
                                                      ------    ------
                                                       1,712     1,666
                                                      ------    ------

Accumulated depreciation and amortization               (755)     (671)
                                                      ------    ------
                                                      $  957    $  995
                                                      ======    ======
Goodwill                                                 484       484
Accumulated amortization                                 (93)      (80)
                                                      ------    ------
                                                      $  391    $  404
                                                      ======    ======


------------------------------------------------------------------------
                                              2000      1999      1998
------------------------------------------------------------------------
Amortization expense                          $ 13      $ 12      $ 14

Rental expense on operating leases is as follows:


------------------------------------------------------------------------
                                              2000      1999      1998
------------------------------------------------------------------------
Rental expense                                $ 14      $ 13      $ 12

Future minimum rental commitments under non-cancelable operating leases, as of December 31, 2000, are as follows:

          2001                                      $ 14
          2002                                         9
          2003                                         7
          2004                                         6
          2005                                         5
          Thereafter                                  27


Notes to Consolidated Financial Statements
(Dollars in millions, except share data)

Cash paid for interest and taxes:

--------------------------------------------------------------------------------
                                             2000           1999       1998
--------------------------------------------------------------------------------
Interest (net of interest income)           $  77          $  69      $  72
Taxes (net of refunds)                      $ 169          $  41      $  40

Note 5 -- Income Taxes

--------------------------------------------------------------------------------
                                            2000           1999       1998
--------------------------------------------------------------------------------
Pretax income (loss) is generated from:
United States                               $ 96          $ (556)    $ 101
Foreign                                       93              26       101
                                            ----          ------     -----
                                            $189          $ (530)    $ 202
                                            ====          ======     =====

Income tax provision (benefit) is comprised of:

Federal
 Current                                    $  -          $   9      $ (36)
 Deferred                                     36           (247)        43
Foreign                                       21             22         23
State and local                                3             17          8
                                            ----          ------     -----
                                            $ 60          $(199)     $  38
                                            ====          ======     =====

Income tax provision (benefit) is classified as:

Continuing operations                       $ 60          $(209)     $  37
Discontinued operations                        -             10          1
                                            ----          ------     -----
                                            $ 60          $(199)     $  38
                                            ====          ======     =====


The Company's effective income tax rate differs from the amount computed by applying the statutory federal income tax rate as follows:

--------------------------------------------------------------------------------
                                            2000         1999       1998
--------------------------------------------------------------------------------
Continuing operations
 Statutory federal income tax rate          35.0%       (35.0)%     35.0%
 State and local income taxes,
  net of federal benefit                     1.2          1.0        2.4
 Provision for nondeductible expenses,
  primarily goodwill amortization            4.4          2.5        7.6
 Foreign rate differential                  (7.0)        (2.5)      (5.1)
 Loss in value of Equistar                     -         (2.9)         -
 Tax benefit from previous years               -         (1.6)     (20.8)
 Other                                      (1.6)        (0.9)      (0.8)
                                          -------     --------    -------
 Effective income tax rate                  32.0%       (39.4)%     18.3%
                                          =======     ========    =======

Discontinued operations
 Effective income tax rate                   0.0%        20.8%      38.9%
                                          =======     ========    =======

As a result of favorable tax settlements and judgements, the Company recorded a benefit of $14 and $42 in 1999 and 1998, respectively, related to taxes recoverable from previous years' tax filings. The difference between the statutory tax rate and effective tax rate for discontinued operations relates to the difference in tax basis of stock sold compared to the carrying value of related assets.

                                      Notes to Consolidated Financial Statements
                                       (Dollars in millions, except share data)

Significant components of deferred taxes are as follows:

--------------------------------------------------------------------------------
                                                                 2000     1999
--------------------------------------------------------------------------------
Deferred tax assets
 Environmental and legal obligations                            $  16     $  22
 Other post-retirement benefits and pension                        29        32
 Net operating loss carryforwards                                  52        45
 Capital loss carryforwards                                        70        76
 AMT credits                                                      101        80
 Other accruals                                                    75        90
                                                                -----     -----
                                                                  343       345
Valuation allowance against capital loss carryforwards            (70)      (76)
                                                                -----     -----
  Total deferred tax assets                                       273       269
                                                                -----     -----

Deferred tax liabilities
 Excess of book over tax basis in property,
  plant and equipment                                              81        66
 Taxes related to potential disposal of Equistar                  184       184
 Other                                                             27        19
                                                                -----     -----
  Total deferred tax liabilities                                  292       269
                                                                -----     -----
  Net deferred tax liabilities                                  $  19     $  --
                                                                =====     =====

At December 31, 2000, certain foreign subsidiaries of the Company had available net operating loss carryforwards aggregating $162, which are subject to certain limitations on their use. The capital loss carryforwards expire between 2001 and 2005, while the AMT credits and net operating loss carryforwards have no expiration.

The Company settled certain issues relating to the tax years 1986 through 1988 and a payment of $151 in taxes was made in July 2000.

Certain of the income tax returns of the Company's subsidiaries are currently under examination by the Internal Revenue Service and various state tax agencies. In the opinion of management, any assessments that may result will not have a material adverse effect on the financial position, results of operation or cash flows of the Company.

Note 6 -- Long-Term Debt and Credit Arrangements

--------------------------------------------------------------------------------
                                                              2000       1999
--------------------------------------------------------------------------------
Revolving Credit Agreement bearing interest at
 the bank's prime lending rate, or at LIBOR or NIBOR
 plus .275% at the option of the Company plus a
 Facility Fee of .15% to be paid quarterly                  $   388     $   261
7% Senior Notes due 2006                                        500         500
7.625% Senior Debentures due 2026                               249         249
Debt payable through 2007 at interest rates
 ranging from 2% to 9.5%                                         21          36
Less current maturities of long-term debt                      (391)        (23)
                                                            -------     -------
                                                            $   767     $ 1,023
                                                            =======     =======

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

The Company is in the process of refinancing the Credit Agreement. The Company expects to complete the refinancing late in the first quarter or early in the second quarter of 2001.

The weighted-average interest rate for borrowings under the Credit Agreement was 6.7%, 4.1% and 5.6% for 2000, 1999 and 1998, respectively.

The Credit Agreement contains covenants and provisions that restrict, among other things, the ability of the Company and its material subsidiaries to: (i) create liens on any of its property or assets, or assign any rights to or security interests in future revenues; (ii) engage in sale-and-leaseback transactions;

Notes to Consolidated Financial Statements
(Dollars in millions, except share data)

(iii) engage in mergers, consolidations or sales of all or substantially all of their assets on a consolidated basis; (iv) enter into agreements restricting dividends and advances by their subsidiaries; and, (v) engage in transactions with affiliates other than those based on arm's-length negotiations. The Credit Agreement also limits the ability of certain subsidiaries of the Company to incur indebtedness or issue preferred stock. In addition, the Credit Agreement requires the Company to satisfy certain financial performance criteria. On January 12, 2000, one of the financial covenants in the Credit Agreement was amended to permit the Company to remain compliant after the 1999 charge for loss in value of the Equistar interest (see Note 3).

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

The Company had outstanding notes payable of $39 and $56 as of December 31, 2000 and 1999, respectively, bearing interest at an average rate of approximately 6% with maturity of 30 days or less. At December 31, 2000, the Company had outstanding standby letters of credit amounting to $13 and had unused availability under short-term lines of credit and the Credit Agreement of $234. In addition, Millennium America Inc. has guaranteed certain debt obligations of Equistar up to $750.

The maturities of long-term debt during the next five years are as follows:
2001-$391; 2002-$9; 2003-$4; 2004-$3; 2005-$2; and, thereafter-$749.

Note 7 -- Financial Instruments
Fair Value of Financial Instruments: The fair value of all short-term financial instruments and restricted cash approximates their carrying value, due to their short maturity or ready availability. The fair value of the Company's other financial instruments are based upon estimates received from independent financial advisors as follows:

--------------------------------------------------------------------------------
                                                  2000                 1999
--------------------------------------------------------------------------------
                                             Carrying  Fair      Carrying   Fair
                                              Value    Value      Value     Value
Borrowings under the Revolving
 Credit Agreement                             $388      $386      $261      $258
Senior Notes and Debentures                   $749      $605      $749      $661

Off Balance Sheet Risk: The Company generates revenue from export sales and revenue from operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency. In addition, certain of the Company's subsidiaries make purchases (primarily raw materials) in currencies other than the functional currency of that subsidiary.

The Company selectively uses derivative instruments to manage its exposure to the risk that the eventual functional currency net cash inflows or outflows resulting from foreign currency sales or purchases will be adversely affected by changes in exchange rates.

The Company's major foreign currency exposures involve the markets in Europe and Asia/Pacific. In addition, the Company purchases a significant portion of its primary raw materials in Australian dollars.

Gains or losses on instruments that hedge foreign currency denominated receivables and payables are recognized in income as they occur. Gains or losses on instruments that hedge firm commitments are deferred and reported as part of the underlying transaction when settled.

During 2000, 1999 and 1998, the Company incurred losses of $4, $13 and $4, respectively, from changes in the foreign currency rates on unhedged transactions.

The table below summarizes the notional amounts of the Company's derivative instruments at December 31, 2000 and 1999, with maturity dates ranging from one month to twelve months. The notional amounts have been translated into U.S. dollars using applicable exchange rates at December 31, 2000 and 1999.

--------------------------------------------------------------------------------
                                             2000                   1999
--------------------------------------------------------------------------------
                                      Notional   Unrealized  Notional  Unrealized
                                       Amount      Gain       Amount      Gain
Forward Contracts                       $116       $  2       $  7       $  --
Currency Swaps                          $  7       $--        $--        $  --

                                      Notes to Consolidated Financial Statements
                                      (Dollars in millions, except share data)

The increase in the notional amount of outstanding derivative instruments primarily reflects the Company's strategy of hedging anticipated sales revenues denominated in foreign currency other then the relevant functional currency. These anticipated sales revenues are expected to be received during the next twelve months. The Company did not have a comparable program in place in 1999.

SFAS 137: In June 1999, the Financial Accounting Standards Board issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS 133", which defers the effective date of SFAS 133 for one year. The Company plans to adopt SFAS 133 in the first quarter of 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in Net income or as a component of Comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of SFAS 133 is not expected to have a material effect on the financial position, results of operations or cash flows of the Company.

Note 8 -- Pension and Other Postretirement Benefits
Domestic Benefit Plans: On January 1, 1999, the Company merged and amended its noncontributory defined benefit pension plans and its other postretirement benefit plans that cover substantially all of its United States employees. The benefits for the pension plans continue to be based primarily on years of credited service and average compensation as defined under the respective plan provisions. The Company's funding policy is to contribute amounts to the pension plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time. The pension plans' assets are held in a master asset trust and are managed by independent portfolio managers. Such assets include the Company's Common Stock, which account for less than 1% of master trust assets at December 31, 2000 and 1999.

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

The following table provides a reconciliation of the changes in the benefit obligations and the fair value of the plan assets over the two-year period ending December 31, 2000, and a statement of the funded status as of December 31 for both years.

                                            Pension        Other Postretirement
                                            Benefits             Benefits
--------------------------------------------------------------------------------
                                         2000      1999       2000       1999
--------------------------------------------------------------------------------
Reconciliation of benefit obligation
Projected benefit obligation
 at beginning of year                  $   757    $   804    $   110    $   127
Service cost, including interest            12         17          8          8
Interest in PBO                             54         47       --         --
Benefit payments                           (83)       (81)       (13)       (10)
Net experience loss (gain)                  28        (27)        (7)        (2)
Amendments                                --            2         (1)       (13)
Liability transfer                        --           (4)      --         --
Translation adjustment                      (8)        (1)      --         --
Projected benefit obligation at        -------    -------    -------    -------
 end of year                           $   760    $   757    $    97    $   110
                                       -------    -------    -------    -------
Reconciliation of fair value
of plan assets
Fair value of plan assets
 at beginning of year                  $ 1,013    $   915    $  --      $  --
Return on plan assets                      (34)       187       --         --
Employer contributions                       6          3         13         10
Benefit payments                           (83)       (81)       (13)       (10)
Asset transfer                               5         (3)      --         --
Translation adjustment                     (12)        (8)      --         --
Fair value of plan assets              -------    -------    -------    -------
 at end of year                        $   895    $ 1,013    $  --      $  --
                                       -------    -------    -------    -------
Funded status

Funded status at December 31           $   135        257    $   (97)      (110)
Unrecognized net asset                     (11)       (17)      --         --
Unrecognized prior-service cost              8         10        (12)       (12)
Unrecognized loss (gain)                    20       (114)       (28)       (24)
Additional minimum liability              --           (2)      --         --
                                       -------    -------    -------    -------
Prepaid benefit (accrued) cost         $   152    $   134    $  (137)   $  (146)
                                       -------    -------    -------    -------

Notes to Consolidated Financial Statements
(Dollars in millions, except share data)

The projected benefit obligation, accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligations in excess of the plan assets were $51, $47 and $32, respectively, at December 31, 2000; and, $53, $47 and $32, respectively, at December 31, 1999.

The following table provides the components of net periodic benefit cost:

                                                  Pension     Other Postretirement
                                                  Benefits           Benefits
--------------------------------------------------------------------------------
                                                2000     1999     2000     1999
--------------------------------------------------------------------------------
Net periodic benefit cost
Service cost, including interest                $ 12     $ 18     $  8     $  8
Interest on PBO                                   54       47      --       --
Return on plan assets                            (78)     (70)     --       --
Amortization of unrecognized
 net loss                                          2      --        (2)      (1)
Amortization of prior-service cost                 1        2       (1)      (1)
                                                ----     ----     ----     ----
Net periodic benefit cost                         (9)      (3)       5        6
Defined contribution plans                         1        1      --       --
                                                ----     ----     ----     ----
Net periodic benefit cost                       $ (8)    $ (2)    $  5     $  6
                                                ====     ====     ====     ====

Pension benefit costs were $9 and other postretirement benefit costs were $8 for the year ended December 31, 1998. The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

                                   Pension            Other Postretirement
                                   Benefits                 Benefits
--------------------------------------------------------------------------------
                                2000         1999       2000        1999
--------------------------------------------------------------------------------
Weighted-average assumptions
 as of December 31
  Discount rate               6.50%-7.50%   6.50%-7.50%   7.50%       7.50%
  Expected return on
   plan assets                8.00%-9.00%   8.00%-9.00%   --           --
  Rate of compensation
   increase                   4.00%-5.00%   4.00%-5.00%   4.25%       4.25%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed health care cost trend rate used in measuring the health care portion of the postretirement cost for 2000 was 7.5% declining to 6.0% for 2002 and thereafter. A 1% increase or decrease in assumed health care cost trend rates would affect service and interest components of postretirement health care benefit costs by $1 in each of the years ended December 31, 2000 and 1999. The effect on the accumulated postretirement benefit obligation would be $6 and $4 at December 31, 2000 and 1999, respectively.

Note 9 -- Stock-Based Compensation Plans
Long-Term Stock Incentive Plan: The Company adopted a Long-Term Stock Incentive Plan ("Stock Incentive Plan") for the purpose of enhancing the profitability and value of the Company for the benefit of its shareholders. A maximum of 3,909,000 shares of Common Stock may be issued or used for reference purposes pursuant to the Stock Incentive Plan.

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

Stock options granted under the Stock Incentive Plan vest three years from the date of grant and expire ten years from the date of grant. All stock options have been granted at exercise prices equal to the market price of the Company's Common Stock on the date of grant. All grants under the Stock Incentive Plan fully vest in the event of a change-in-control (as defined by the plan) of the Company, or in the case of employees of a subsidiary of the Company, a change-in-control of the relevant subsidiary.

                                      Notes to Consolidated Financial Statements
                                      (Dollars in millions, except share data)

The Company has authorization under the Stock Incentive Plan to grant awards for up to an additional 211,667 shares at December 31, 2000.

Unearned restricted shares, based on the market value of the shares at each balance sheet date, are included as a separate component of Shareholders' equity and amortized over the restricted period. Income of $6 and compensation expense of $8 and $6 was recognized for the years ended December 31, 2000, 1999 and 1998, respectively.

A summary of changes in the awards under the Stock Incentive Plan (other than awards to non-employee directors) is as follows:

                                            Weighted-              Weighted-
                                 Restricted Average      Stock     Average
                                 Shares     Grant Price  Options   Exercise Price
--------------------------------------------------------------------------------
Balance at December 31, 1997     2,177,294    $ 22.43   404,000    $ 19.79
Vested and issued                   (5,600)     22.32   (59,000)     19.00
Canceled                           (25,538)     22.32      --          --
Granted                            311,153      33.15   160,000      23.91
                                ----------             --------
Balance at December 31, 1998     2,457,309    $ 23.81   505,000    $ 21.15
Vested and issued                 (218,201)     23.89   (18,000)     19.00
Canceled                           (26,884)     29.27   (31,000)     21.23
Granted                               --                 82,000      24.52
                                ----------             --------
Balance at December 31, 1999     2,212,224    $ 23.71   538,000    $ 21.75
Vested and issued                 (460,914)     23.70    (5,000)     19.00
Canceled                          (172,495)     23.75   (40,000)     21.24
Granted                               --                117,000      19.07
                                ----------             --------
Balance at December 31, 2000     1,578,815    $ 23.73   610,000    $ 21.31
                                ==========    =======  ========    =======

For stock options outstanding at December 31, 2000, the range of exercise prices was $15.94 to $34.875 per share, and the estimated weighted-average remaining contractual life was 5 years. The weighted-average fair value of stock options at grant date approximated $9 per share, $10 per share and $4 per share for 2000, 1999 and 1998, respectively, using a Black-Scholes model with the following assumptions: expected dividend yield of 2.4%; risk-free interest rate of 6%; an expected life of 5 years; and, an expected volatility of 60%, 50% and 50% for 2000, 1999 and 1998, respectively. At December 31, 2000, 266,000 options were exercisable at an average price of $20.35 per share option.

Salary and Bonus Deferral Plan: The Company has a deferred compensation plan that permits officers, directors and certain management employees to defer a portion of their compensation on a pre-tax basis in the form of Common Stock. A rabbi trust (the "Trust") has been established to hold shares of Common Stock purchased in open market transactions to fund this obligation. Shares purchased by the Trust are reflected as Treasury stock, at cost, and, along with the related obligation for this plan, are included in Shareholders' equity. At December 31, 2000, 472,091 shares have been purchased at a total cost of $10 and are held in the Trust.

Long-Term Incentive Plan: The Company has a Long-Term Incentive Plan for certain management employees. The plan provides for awards of Common Stock to be granted if annual EVA'r' targets are achieved. Such earned shares are held in a trust until vested, which is three years from the date of grant. Unvested shares will be forfeited. Compensation expense was not significant in 2000, 1999 or 1998.

Executive Long-Term Incentive Plan: In 2000, the Company established a Long-Term Incentive Plan for its senior executives. One half of the award granted to each executive provides for Common Stock to be granted if annual EVA'r' targets are achieved. Such earned shares are held in a trust until vested, which is three years from the date of grant. Unvested shares will be forfeited. The remaining half of the award is based on the Company's performance against its peer group (companies in the Standard & Poor's Chemical Composite Index) over a three-year period. This award will be paid in cash. Compensation expense was $3 in 2000.

Notes to Consolidated Financial Statements
(Dollars in millions, except share data)

SFAS 123: The Company adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." The impact on net income and earnings per share would have been $1 and $0.01 per share in each of 2000, 1999 and 1998 had compensation expense for the Company's stock-based compensation plans been determined based on the fair value of such grants on the grant date in accordance with the provisions of SFAS 123.

Note 10 -- Related Party Transactions
One of the Company's subsidiaries purchases ethylene from Equistar at market-related prices pursuant to an agreement made in connection with the formation of Equistar. Under the agreement, the subsidiary is required to purchase 100% of its ethylene requirements for its La Porte, Texas facility up to a maximum of 330 million pounds per year. The initial term of the contract was through December 1, 2000 and automatically renews annually. Either party may terminate on one year's notice, and neither party has provided such notice. The subsidiary incurred charges of $90, $54 and $41 in 2000, 1999 and 1998, respectively, under this contract.

One of the Company's subsidiaries sells vinyl acetate monomer ("VAM") to Equistar at formula-based prices pursuant to an agreement entered into in connection with the formation of Equistar. Under this agreement, Equistar is required to purchase 100% of its VAM feedstock requirements for its La Porte, Texas and Clinton and Morris, Illinois plants, estimated to be 48 to 55 million pounds per year, up to a maximum of 60 million pounds per year ("Annual Maximum") for the production of ethylene vinyl acetate products at those locations. If Equistar fails to purchase at least 42 million pounds of VAM in any calendar year, the Annual Maximum quantity may be reduced by as much as the total purchase deficiency for one or more successive years. In order to reduce the Annual Maximum quantity, Equistar must be notified within at least 30 days prior to restricting the VAM purchases provided that the notice is not later than 45 days after the year of the purchase deficiency. The initial term of the contract was through December 31, 2000 and renews annually. Either party may terminate on one year's notice, and neither party has provided such notice. During the years ending December 31, 2000, 1999 and 1998, sales to Equistar were $16, $12 and $14, respectively.

One of the Company's subsidiaries and Equistar have entered into various operating, manufacturing and technical service agreements. These agreements provide the subsidiary with certain utilities, administrative office space, and health, safety and environmental services. The subsidiary incurred charges of $2, $3 and $5 in 2000, 1999 and 1998, respectively, for such services.

Note 11 -- Commitments and Contingencies
Legal and Environmental: The Company and various of its subsidiaries are defendants in a number of pending legal proceedings incidental to present and former operations. These include several proceedings alleging injurious exposure of the plaintiffs to various chemicals and other materials manufactured by the Company's current and former subsidiaries. Typically, such proceedings involve large claims made by many plaintiffs against many defendants in the chemical industry. The Company does not expect that the outcome of these proceedings, either individually or in the aggregate, will have a material adverse effect upon the consolidated financial position, results of operations or cash flows of the Company.

Together with other alleged past manufacturers of lead pigments for use in paint and lead-based paint, a former subsidiary of a discontinued operation has been named as a defendant or third party defendant in various legal proceedings alleging that it and other manufacturers are responsible for personal injury and property damage allegedly associated with the use of lead pigments in paint and lead-based paint. The legal proceedings seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy, market share liability, fraud, misrepresentation and nuisance. The plaintiffs in these actions generally seek to impose on the defendants responsibility for alleged damages and health concerns associated with the use of lead pigments in paint and lead-based paint. These cases are in various pre-trial stages. The Company is vigorously defending all litigation related to the use of lead. Although liability, if any, that may result is not reasonably capable of estimation, the Company believes that, based on information currently available, the disposition of such claims in the aggregate should not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Certain Company subsidiaries have been named as defendants, potentially responsible parties ("PRPs"), or both, in a number of environmental proceedings associated with waste disposal sites and facilities currently or previously owned, operated or used by the Company's subsidiaries or their predecessors, some of which disposals or facilities are on the Superfund National Priorities

                                      Notes to Consolidated Financial Statements
                                      (Dollars in millions, except share data)

List of the United States Environmental Protection Agency ("EPA") or similar state lists. These proceedings seek cleanup costs, damages for personal injury or property damage, or both. Certain of these proceedings involve claims for substantial amounts, individually ranging in estimates from less than $0.3 to $29. One potentially significant matter in which a Company subsidiary is a PRP concerns alleged PCB contamination of a section of the Kalamazoo River from Kalamazoo, Michigan to Lake Michigan for which a remedial investigation/feasibility study has been completed and submitted to the State of Michigan. This matter has been stayed and now is being addressed through the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") by the Kalamazoo River Study Group, of which the Company's subsidiary is a member.

Celanese International Corporation ("Celanese") filed suit in 1999 against a Company subsidiary alleging infringement of a Celanese patent relating to acetic acid production technology. In this suit, Celanese seeks monetary damages and injunctive relief. The Company has substantial defenses to this lawsuit and is vigorously defending it.

The Company believes that the range of potential liability for environmental and other legal contingencies, collectively, but which primarily relates to environmental remediation activities and other environmental proceedings, is between $100 and $105 and has accrued $105 as of December 31, 2000. The Company's ultimate liability in connection with these proceedings may depend on many factors, including the volume of material contributed to the sites, the number of other PRPs and their financial viability and the remediation methods and technologies to be used.

In addition, during 1999 and 1998, the Company reached favorable settlement agreements for recovery from its insurance carriers or received favorable judgements on several open legal matters. As a result of the conclusions on these matters, Other income for 1999 and 1998 includes $24 and $27, respectively.

Purchase Commitments: The Company has various agreements for the purchase of ore used in the production of TiO[u]2, which expire in 2002. The total unconditional obligation to purchase the ore under these agreements is approximately $345. The Company has certain other agreements to purchase raw materials and utilities with various terms extending through 2020. The fixed and determinable portion of obligations under these purchase commitments at December 31, 2000 (at current exchange rates, where applicable) is as follows:

                      2001                       $    35
                      2002                            35
                      2003                            32
                      2004                            32
                      2005                            32
                      2006 through 2020              280
                                                 -------
                      Total                      $   446
                                                 =======

One of the Company`s subsidiaries has entered into an agreement to toll acetic acid through a third-party VAM plant, thereby acquiring all of the VAM production at such plant not utilized by the third party. The tolling fee is based on the market price of ethylene, plus a processing charge. The term of the contract is from January 1, 2001 through December 31, 2006, and thereafter from year-to-year. The total commitment over the term of the contract is expected to be $334.

Other Contingencies: The Company is organized under the laws of Delaware and is subject to United States federal income taxation of corporations. However, in order to obtain clearance from the United Kingdom Inland Revenue as to the tax-free treatment of the Demerger stock dividend for United Kingdom tax purposes for Hanson and Hanson's shareholders, Hanson agreed with the United Kingdom Inland Revenue that the Company will continue to be centrally managed and controlled in the United Kingdom at least until September 30, 2001. Hanson also agreed that the Company's Board of Directors will be the only medium through which strategic control and policy-making powers are exercised, and that board meetings almost invariably will be held in the United Kingdom during this period. The Company has agreed not to take, or fail to take, during such five-year period, any action that would result in a breach of, or constitute non-compliance with, any of the representations and undertakings made by Hanson in its agreement with the United Kingdom Inland Revenue and to indemnify Hanson against any liability and penalties arising out of a breach of such agreement. The Company's By-Laws provide for similar constraints.

Notes to Consolidated Financial Statements
(Dollars in millions, except share data)

The Company and Hanson estimate that such indemnification obligation would have amounted to approximately $421, if it had arisen during the twelve months ended September 30, 1997, and that such obligation will decrease by approximately $84 on each October 1st prior to October 1, 2001, when it will expire.

If the Company ceases to be a United Kingdom tax resident at any time, the Company will be deemed for purposes of United Kingdom corporation tax on chargeable gains to have disposed of all of its assets at such time. In such a case, the Company would be liable for United Kingdom corporation tax on chargeable gains on the amount by which the fair market value of those assets at the time of such deemed disposition exceeds the Company's tax basis in those assets. Accordingly, in such circumstances, the Company could incur a tax liability even though it has not actually sold the assets. Since it is impossible to predict the future value of the Company's assets, it is impossible to predict the magnitude of such liability, should it arise.

Prior to the Demerger, the United States earnings of the Company were included in the consolidated federal income tax return filed by Hanson's ultimate United States parent which is now a subsidiary of the Company. Pursuant to an informal tax allocation agreement prior to the Demerger, the Company provided for income taxes as if it filed separate income tax returns. Accordingly, the Company had not reflected in the historical financial statements prior to the Demerger certain tax benefits arising out of the consolidated tax group (including certain predecessor entities, the "Consolidated Group") that became allocable to the Company once the Demerger was completed. Upon the Demerger, such tax benefits have been included in deferred taxes and accounted for as a capital transaction. Certain other operations of Hanson previously included in the Consolidated Group upon completion of the Demerger no longer qualified to be members of the Consolidated Group. The Company and certain of its subsidiaries have entered into tax sharing and indemnification agreements with Hanson or its subsidiaries in which the Company and/or its subsidiaries generally agreed to indemnify Hanson or its subsidiaries for income tax liabilities attributable to periods when such other operations were included in the consolidated tax returns of the Consolidated Group.

Note 12 -- Operations by Business Segment and Geographic Area
Using the guidelines set forth in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company's principal operations are managed and grouped as three separate business segments: Titanium Dioxide and Related Products; Acetyls; and, Fragrance and Flavor Chemicals. The accounting policies of the segments are the same as those described in Note 2.

Most of the Company's foreign operations are conducted by subsidiaries in the United Kingdom, France, Brazil and Australia. Sales between the Company's operations are made on terms similar to those of its third-party distributors.

Income and expense not allocated to business segments in computing operating income include interest income and expense, other income and expense of a general corporate nature and equity in earnings (loss) of Equistar.

Export sales from the United States for the years ended December 31, 2000, 1999 and 1998 were approximately $201, $144 and $157, respectively.

--------------------------------------------------------------------------------
                                               2000        1999         1998
--------------------------------------------------------------------------------
Net sales
  Titanium Dioxide and Related Products     $ 1,342     $ 1,237       $ 1,203
  Acetyls                                       337         227           253
  Fragrance and Flavor Chemicals                114         125           141
                                            -------     -------       -------
    Total                                   $ 1,793     $ 1,589       $ 1,597
                                            =======     =======       =======
Operating income
  Titanium Dioxide and Related Products     $   143     $   112       $   136
  Acetyls                                        49          27            26
  Fragrance and Flavor Chemicals                 21          29            43
                                            -------     -------       -------
    Total                                   $   213     $   168       $   205
                                            =======     =======       =======
Depreciation and amortization
  Titanium Dioxide and Related Products     $    85     $    79       $    72
  Acetyls                                        20          18            25
  Fragrance and Flavor Chemicals                  8           8             5
                                            -------     -------       -------
    Total                                   $   113     $   105       $   102
                                            =======     =======       =======
Capital expenditures
  Titanium Dioxide and Related Products     $    96     $    91       $   154
  Acetyls                                         7          11            31
  Fragrance and Flavor Chemicals                  7           7            27
  Corporate                                       -                         3
                                            -------     -------       -------
    Total                                   $   110     $   109       $   215
                                            =======     =======       =======
Identifiable assets
  Titanium Dioxide and Related Products     $ 1,454     $ 1,474       $ 1,459
  Acetyls                                       706         578           792
  Fragrance and Flavor Chemicals                118         126           133
  Corporate (1)                                 942       1,072         1,716
                                            -------     -------       -------
    Total                                   $ 3,220     $ 3,250       $ 4,100
                                            =======     =======       =======


(1) Corporate assets consists primarily of cash and cash equivalents, the Company's interest in Equistar and other assets.

                                      Notes to Consolidated Financial Statements
                                      (Dollars in millions, except share data)

--------------------------------------------------------------------------------
                                               2000        1999          1998
--------------------------------------------------------------------------------
Net sales
  United States                             $ 1,077     $   921       $   993
  Non-United States
    United Kingdom                              428         325           220
    France                                      205         213           228
    Asia/Pacific                                183         157           160
    Brazil                                      148         144            76
                                            -------     -------       -------
                                                964         839           684
Inter-area elimination                         (248)       (171)          (80)
                                            -------     -------       -------
    Total                                   $ 1,793     $ 1,589       $ 1,597
                                            =======     =======       =======
Operating income
  United States                             $   140     $   173       $   147
  Non-United States
    United Kingdom                               10         (17)           23
    France                                       15           4            22
    Asia/Pacific                                 55          34            54
    Brazil                                       21          27            16
                                            -------     -------       -------
                                                101          48           115
Inter-area elimination                          (28)        (53)          (57)
                                            -------     -------       -------
    Total                                   $   213     $   168       $   205
                                            =======     =======       =======

Identifiable assets
  United States                             $ 2,299     $ 2,315       $ 3,098
  Non-United States
    United Kingdom                              392         418           354
    France                                      199         209           288
    Asia/Pacific                                119          97           121
    Brazil                                      160         155           181
    All Other                                    51          56            58
                                            -------     -------       -------
                                                921         935         1,002
                                            -------     -------       -------
    Total                                   $ 3,220     $ 3,250       $ 4,100
                                            =======     =======       =======

Selected Financial Data

                                             Year Ended December 31,
---------------------------------------------------------------------------------------------------------
(Millions, except per share data)       2000      1999           1998(1)     1997(2)      1996
---------------------------------------------------------------------------------------------------------
Income Statement Data
  Net sales                          $ 1,793   $ 1,589       $ 1,597      $ 3,048      $ 3,040
  Operating income                       213       168           205          449          283(3)
  Income (loss) from continuing
   operations                            122      (326)(7)       163          188           83(3)
  Basic earnings (loss) per share
   from continuing operations           1.90     (4.71)         2.17         2.52         0.44
  Net income (loss)                      122      (288)(7)       164          185       (2,701)(3)(4)(5)
  Dividends declared per share
   plus United Kingdom Notional
   Tax Credit                           0.60      0.60          0.60(6)      0.60(6)      --
Balance sheet data (at period end)
  Total assets                       $ 3,220   $ 3,250       $ 4,100      $ 4,326      $ 5,601
  Total liabilities                    2,215     2,219         2,507        2,862        4,283
  Minority interest                       22        16            15         --           --
  Shareholders' equity                   983     1,015         1,578        1,464        1,318
Other data (with respect to
continuing operations)
  Depreciation and amortization      $   113   $   105       $   102      $   203      $   201
  Capital expenditures                   110       109           215          152          285

(1) Includes six months of earnings of the Brazilian TiO[u]2 business acquired on July 1, 1998, and twelve months of earnings of the French TiO[u]2 business acquired on December 31, 1997.

(2) Includes 11 months of the polyethylene, alcohol and related products businesses that were contributed to Equistar on December 1, 1997. Since December 1, 1997, the equity method is used to account for the Company's partnership interest.

(3) Includes the effects of non-recurring charges of $75 ($48 after tax) to reduce the carrying value of certain facilities employed in the sulfate-process manufacturing of TiO[u]2 and to provide for the costs associated with the closure of certain of these facilities.

(4) Includes gain of $210 ($86 after tax) resulting from Millennium Petrochemicals' sale in March 1996 of a 73.6% equity interest in Suburban Propane.

(5) Includes the effects of a non-cash after-tax charge of $3,206 relating to one of the discontinued businesses of a subsidiary of the Company ("Discontinued Businesses"), as a result of the Company's adoption of the Long-Lived Asset carrying value methodology provided by SFAS 121. The Discontinued Businesses were sold to Hanson on October 6, 1996.

(6) Includes United Kingdom Advance Corporation Tax, which was eliminated effective April 6, 1999.

(7) Includes non-recurring charge for loss in value of the Equistar interest of $639 ($400 after tax) to reduce the carrying value of the Equistar interest to estimated fair value.

                                                                   Quarterly Financial Data

-------------------------------------------------------------------------------------------
(Millions, except per share data)              1st Qtr.    2nd Qtr.   3rd Qtr.   4th Qtr.
-------------------------------------------------------------------------------------------
2000
Net sales                                         $ 423      $ 463      $ 473      $ 434
Operating income                                     46         53         54         60
Net income from continuing operations                25         48         35         14
Net income                                           25         48         35         14
Basic earnings per share from
 continuing operations                             0.38       0.75       0.56       0.22
Basic earnings per share                           0.38       0.75       0.56       0.22
Diluted earnings per share from
 continuing operations                             0.37       0.74       0.55       0.22
Diluted earnings per share                         0.37       0.74       0.55       0.22

1999
Net sales                                         $ 383      $ 406      $ 396      $ 404
Operating income                                     40         45         38         45
Net income (loss) from continuing operations          9         17         38       (390)(1)
Net income (loss)                                     9         48         45       (390)(1)
Basic earnings (loss) per share from
 continuing operations                             0.12       0.24       0.57      (5.86)
Basic earnings (loss) per share                    0.12       0.69       0.68      (5.86)
Diluted earnings (loss) per share from
 continuing operations                             0.12       0.24       0.56      (5.86)
Diluted earnings (loss) per share                  0.12       0.68       0.67      (5.86)

(1) Includes charge for loss in value in the Equistar interestof $639 ($400 after tax) and the Company's share of Equistar's charge for severance costs and mothballing certain polymer facilities of $28 ($18 after tax).

Common Stock and Dividend Data

The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "MCH". The following table sets forth the high and low closing prices per share of Common Stock in each quarter of 1999 and 2000.

---------------------------------------------------------------------------------
                                                          High             Low
---------------------------------------------------------------------------------
1999
First quarter                                         $ 21.250        $ 16.625
Second quarter                                          27.625          19.500
Third quarter                                           26.187          17.937
Fourth quarter                                          22.750          18.000


2000
First quarter                                         $ 21.937        $ 12.687
Second quarter                                          22.875          16.984
Third quarter                                           19.187          13.250
Fourth quarter                                          19.187          13.000


The Company paid a dividend of $0.135 per share of Common Stock, plus a United Kingdom Notional Tax Credit of $0.015 per share, in each quarter of 1999 and 2000. On January 26, 2001, the Company declared a dividend of $0.135 per share of Common Stock payable to all holders of record on March 4, 2001, and will carry a United Kingdom Notional Tax Credit of $0.015 per share in respect of the dividend. This dividend was paid on March 31, 2001.

